FORM 6-K/A
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 21, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

REASONS FOR RE-SUBMISSION

São Paulo, October 14, 2013.

The Company hereby re-submits its Management Proposal, initially presented on October 2, 2013, referring to the Annual and Special Shareholders’ Meeting called for October 29, 2013, at 2:30 p.m., due to the change in the following items, in accordance with the resolution made at the Board of Directors’ Meeting held on September 2, 2013:

(1)       Appointment of an additional candidate for the position of member of the Company’s Board of Directors, with the consequent amendment to item 1.3. and the information included in Annex IV to the Company’s Management Proposal.

(2)       Change in the deadline established for the payment of dividends by the Company related to the fiscal year ended June 30, 2013, with the consequent change in item 1.2 and the information included in Annex III to the Company’s Management Proposal. The amendment is proposed due to the new rules regarding taxes on the calculation of income and distribution of dividends introduced by the Normative Instruction of the Federal Revenue of Brazil 1,397 of September 16, 2013. Said normative brought a new understanding regarding levying taxes on dividends, which would be exempt up to the limit of income calculated in accordance with the accounting criteria in effect in December 2007. The Company, confident that this matter will be clarified soon (in accordance with declarations of the Secretary of the Federal Revenue of Brazil) and, in the best interests of its shareholders, opted for proposing the approval of the payment of dividends as soon as it is legally secure to do so during the current fiscal year.

Management Message

São Paulo, October 14, 2013.

Dear Shareholder,

In the light of the Call Notice published September 2nd,2013, in reference to the Annual and Special Shareholders’ Meeting we would like to underscore the importance of your participation in said meetings, which will be held on October 29th, 2013. It is extremely important that at the General Meeting we are able to decide, (1) at the Annual Meeting: (1.1.) examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2013, including the Independent Auditors’ opinion and the Fiscal Council Report;; (1.2.) to resolve on the allocation of the financial result of the fiscal year ended on June 30th, 2013 and the distribution of dividends and; (1.3.) the election of the Company’s Board of Directors members; (1.4) set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2013; and, (1.5) the election of the effective and alternate members of the Company’s Fiscal Company, as well as set their compensation and, (2) at the Special Meeting (2.1.) decide on the amendment of Article 36, “caput”, letter (c), of the Company’ s By Laws to permit that, subject to Law 6,404/76, and CVM Instruction 10/80, the allocation of profits to the Reserve for Investment and Expansion is carried out based or not on capital budget and that the amounts recorded in such Reserve may be used to back the Company’s acquisition of its shares issued, in program for repurchase of shares approved by the Board of Directors.

For this reason, and through this additional communication, we are providing you with following supplemental and clarificatory information regarding the matters on the agendas for the Annual and Special Meeting to be held on October 29th, 2013:

1. At Annual Meeting:

(1.1) Financial Statements. The Management of BrasilAgro recommends that you vote in favor of approving the Management Report and the Financial Statements  together with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2013, which are available on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

(1.2) Allocation of the financial result for the fiscal year ended June 30, 2013. The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the net income booked for the fiscal year ended June 30, 2013, as follows:

Result for the Year (after IR and CSLL deduction): Accumulated losses: Net Income for the Year:	R$ 28,726,768.99 R$ 20,469,376.76 R$ 8,257,392.23
Legal Reserve (5%):	R$ 412,869.61
Adjusted Net Income:	R$ 7,844,522.62
Dividends (75%):	R$ 5,883,391.96
Reserve for Investment and Expansion (25%):	R$ 1,961,130.65

ACCUMULATED LOSSES: Pursuant to article 189 of Law 6.404/76, R$º20,469,376.76 shall be allocated for the absorption of accumulated losses.

LEGAL RESERVE: Pursuant to article 193 of Law 6.404/76, 5% of the Net Income, in the amount of R$º412,869.61 shall be allocated for the constitution of Legal Reserve.

DIVIDENDS: Pursuant to Article 36 of the Company’s Bylaws and Article 202 of Law 6,404/76, the shareholders owners of common shares issued by the Company, shall be paid dividends in the total amount of R$º5,883,391.96, corresponding to R$0.100704387 per share. The payment of the dividends shall be made on a date to be established by the Board of Directors during the current fiscal year and before its closing on June 30, 2014. Dividends shall be paid to those holding the Company’s shareholding position on a date to be resolved by the Board of Directors, about which shareholders will be informed in due time. Pursuant to said declaration, the Company’s shares shall be traded “ex” dividends.

RESERVE FOR INVESTMENT AND EXPANSION: The remaining balance of the Adjusted Net Income, as set forth in article 36, paragraph (c), of By Laws, in the amount of R$º1,961,130.65, shall be allocated to the Reserve for Investment and Expansion, the purpose of which contemplates investments for development of the Company’s activities, property investments and acquisition of new properties aiming at the expansion of the Company’s activities, in addition to investments in infrastructure for the expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the Company’s acquisition of its shares issued, in program for repurchase of shares approved by the Board of Directors.

We would also like to mention that the currently proposed allocation is clearly reflected in the Financial Statements prepared by the Company’s management, which have already been widely reported as required by applicable legislation.

1.3. Election of the Board of Directors’ effective members. The Management of BrasilAgro recommends that its shareholders vote in favor of the reelection of Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saul Zang, Robert Charles Gibbins, João de Almeida Sampaio Filho, Isaac Selim Sutton, Gabriel Blasi as well as of the election of Mr. David Alberto Perednik, for effective members of the Company’s Board of Directors, for unified mandates to be ended at the Annual General Meeting approving the financial statements for the year ended June 30, 2015.

1.4. Management Compensation. The Management of BrasilAgro recommends that the maximum annual global compensation of the Company’s managers for the fiscal year started on July 1, 2013, be set at up to R$ 9.500.000,00 including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the amounts to be paid to each manager, taking into consideration their duties, abilities, professional reputation and the market value of their services.

1.5. Election of the Fiscal Council effective and alternate members and their compensation The Management of BrasilAgro recommends that its shareholders vote in favor of the election of Messrs. Fabiano Nunes Ferrari, Eduardo Tunchel and Ivan Luvisotto Alexandre for effective members and of Messrs. Roberto Bedrikow, Gabriel Herscovici Junqueira and Daniela Gadben for alternate members of the Company’s Fiscal Council, for unified mandates to be ended at the Annual General Meeting approving the financial statements for the year ended June 30, 2014.

The Management of Brasilagro further recommends that the compensation of the effective members of the Company’s fiscal council, is equivalent to at least 10% (ten per cent) of the average one attributed to each officer, not computing benefits, representation amounts and profit sharing, in addition to the mandatory reimbursement of expenses for the locomotion and stay necessary for their duties performance, as set forth in Law 6.404/76.

2. At Special Meeting:

2.1. Alteration of the By Laws. Brasil Agro Management recommends the alteration of article 36, “caput”, letter c, of the Company’s By Laws to permit that, subject to Law 6.404/76, and CVM Instruction 10/80, the allocation of profits to the Reserve for Investment and Expansion may be carried out based or not on capital budget and that the amounts recorded in such Reserve may be used to back the Company’s acquisition of its shares issued, in program for repurchase of shares approved by the Board of Directors.

A version of the By Laws, highlighting the alterations proposed in item 2.1 above, is available at the Company website (www.brasil-agro.com).

The Meeting Call Notice in reference to the Annual and Extraordinary General Meeting to be held on October 29th, 2013, can also be viewed on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

As a shareholder, you may exercise your right to vote at the above-mentioned General Annual and Extraordinary Shareholders’ Meeting by appearing in person at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, located at Avenida Faria Lima, No 1.309, fifth floor, São Paulo, at 2.30 p.m. on October 29th, 2013, or through use of a duly designated legal proxy.

Supplementary Documents

We present below the supplementary documents for the analysis of matters included in the agenda of the Meeting to be held on October 29th., 2013.

Annex I – Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form.

Annex II – Information pointed out in item 13 of the Reference Form, due to the proposal on the determination of the Company’s management compensation.

Annex III – Information pointed out in annex 9-1-II to CVM Instruction 481, due to the proposal on the allocation of net income for the year ended June 30, 2013 and the dividends distribution.

Annex IV – Information pointed out in items 12.6 to 12.10 of the Reference Form, due to the proposal on the election of the members of the Company’s Board of Directors and Fiscal Council.

Annex V – Copy of the By Laws, highlighting the alteration proposed and report detailing the origin and justification for the alteration proposed and analyzing its legal and economic effects.

It is available at the Company’s site (www.brasil-agro.com) and at CVM site (www.cvm.gov.br) the Form of Standardized Financial Statements, comprising:

•                Management Report

•                Financial Statements

•                Independent  Auditors’ Report

•                Fiscal Council Opinion

If you have any questions or concerns, please contact us by phone at (55-11) 3035-5374  or via e-mail at ri@brasil-agro.com.

Eduardo S. Elsztain Chairman of the Board of Directors	Julio Cesar de Toledo Piza Neto CEO and Investor Relations Officer

Annex I

Analysis and Discussion of Management on the Financial Position and Operating Results

10.1 – General financial and equity position

The items presented below were assessed and commented by our Officers:

a. General financial and equity position

Our officers believe that we are Brazilian leaders in the acquisition, development and sale of agricultural properties with high valuation potential. From the beginning of operations in 2006, the Company has been presenting high levels of growth not only of operations, but also in its financial results.

Our net sales revenue has increased, at an average growth of 97% from 2011 to 2013. In the year ended June 30, 2013, we closed the year with Net Revenue of R$308.4 million, Adjusted EBITDA of R$23.7 million and Net Income of R$28.7 million.

On June 30, 2013, our indebtedness comprised mainly loans, financing with development banks and acquisitions payable of our rural properties, maintaining the same indebtedness profile for the fiscal years ended June 30, 2012 and 2011.

Our Officers believe that we present solid financial and equity position to maintain our business plan, develop our activities and fulfill with our obligations in the short and medium term, with access to financing sources.

Our year starts on July 1 of a year and ends on June 30 of the following year.

Our fiscal year follows the calendar year.

Our Officers believe that we have the appropriate capital structure for our operations and proper indebtedness level.

Main Financial Indicators

Statement of Income (thousands R$ )	2013	2012	2011
Grains Revenue	128.941	112.408	59.671
Sugarcane Revenue	62.583	41.260	24.845
Leasing Revenue	1.261	513	40
Sales of Farms	122.713	26.100	-
Other Revenues	1.253	359	191
Sales Deductions	(8.391)	(8.322)	(5.203)
Net Sales Revenue	308.360	172.318	79.544
Gain /Loss of Biological Assets and Agricultural Products	2.289	(417)	22.761
Reversal of provision of agricultural products after harvest	1.659	(2.663)	(986)
Net Revenue	312.308	169.238	101.319
Cost of Sales of Agricultural Products	(170.643)	(136.447)	(61.500)
Cost of Sale of Farm	(67.898)	(13.113)	-
Gross Profit	73.767	19.678	39.819
Selling expenses	(14.028)	(4.015)	(2.991)
General and Administrative Expenses	(29.233)	(28.892)	(26.330)
Other Operating Revenue/Expenses	(3.539)	10	73
Net Financial Income/Expenses	(591)	(6.226)	9.278
Financial Income	38.000	26.466	25.738
Financial Expenses	(38.591)	(32.692)	(16.460)
Profit/Loss before Income Tax and Social Contribution	26.376	(19.445)	19.849
Income Tax and Social Contribution	2.351	12.845	(5.186)
Net Income (loss) for the Year	28.727	(6.600)	14.663

Main Operating Indicators

Activity	harvest-year
	12/13	11/12	10/11
Transformation
Opening	11.805	13.742	20.139
Sugarcane	-	-	572
Total transformed area	11.805	13.742	20.711
Cultivation
Grains	60.063	53.354	45.943
Sugarcane	9.198	9.000	9.248
Pasture	6.572	5.100	3.000
Total cultivated area	75.833	67.454	58.191

b. Capital structure and possibility of redemption of shares or quotas, indicating:

On June 30, 2013, our Officers believe that our capital structure is adequate to supply our needs, since the result of our equity was R$586.9 million, corresponding to an increase of 5.0% in relation to the same prior year period, when our equity was R$558.9 million. The equity for the year ended June 30, 2011 was R$576.9 million.

On June 30, 2013, our capital structure comprised basically loans and financing with development banks and financial investments of immediate liquidity, keeping the same capital structure of the year ended June 30, 2012 and 2011.

The table below shows the evolution of our capital structure, separating in two fundamental elements (i) Third party capital; and (ii) own capital. As a consequence, we have an analysis of the payment capacity of long and short term obligations, as well as the identification of the main source of capital of our Company.

	Period ended
(in thousands R$ )	30/06/2013	30/06/2012	30/06/2011
Third party capital (Current liabilities + LT liabilities)	183.845	[1][7][6].794	[1][7][4].348
Own capital (Equity)	[5]86.985	[5][5][8].968	[5][7][6].923
Total Capital	[7]70.830	[7][3][5].762	[7][5][1].271
Third party capital / Total Capital	23,85%	[24],[0][3]%	[23],[2][1]%
Own capital / Total Capital	76,15%	[75],[9][7]%	[76],[7][9]%

i. events of redemption and ii. Calculation formula of the redemption amount

There is no event of redemption of our shares issued, in addition to the ones legally foreseen, and accordingly, there is no calculation formula of the redemption amount.

c. Payment capacity in relation to financial commitments assumed

Our officers believe that we have payment capacity of our financial commitments for the next 12 months. On June 30, 2013, the balance of available funds linked to the capital structure characterized by low indebtedness show sufficient payment capacity of our financial commitments for the next 12 months.

Our cash and cash equivalents position on June 30, 2013 was R$75.7 million and in the years ended June 30, 2012 and 2011, was, respectively,  R$67.5 million and R$135.6 million. On the same dates, our long and short term loans and financing corresponded to R$101.9 million, R$94.4 million and R$93.3 million, respectively.

d. Sources of financing for working capital and for investments in non current assets

Our officers believe that the generation of the Company’s operating cash is sufficient to fulfill with the working capital and current liabilities obligations. In the years ended June 30, 2011, 2012 and 2013, we had no liquidity deficiency which required the contracting of financing to cover it. We do not have pre-approved line for the contracting of working capital loan to cover liquidity deficiency.

In the event of possible mismatch of the available funds with the amounts falling due in the short term, we believe that we are able to issue marketable securities for funding via capital market.

e. Sources for working capital financing and for investments in non current assets to be used for liquidity deficiency coverage

We intend to maintain our debt profile in preference for short and long term financing, with development banks and/or government development bodies, which offer costs more attractive than those practiced in the Market, as was maintained in the years ended June 30, 2013, 2012 and 2011.

If necessary, we may carry out other financial operations with the principal financial institutions to strengthen our cash position.

f. Levels of indebtedness and features of such debts

i. relevant loans and financing contracts

The table below shows the position of our short and long term loans and financing for the years ended June 30, 2013, 2012 and 2011.

Thousands (R$ )		June 30, 2013	June 30, 2012	June 30, 2011
Short term	Annual interest rates and charges - %
Financing of Agricultural Cost – BNB and Itaú	10,89 and TJLP + 1,95 to 3,1	31.403	29.432	29.990
Financing Cremaq and Jaborandi Project- BNB	5,50 to 7,23	7.845	10.941	3.057
Financing of Machinery and Equipment – FINAME (a)	4,50 to 8,70	2.164	2.694	4.852
Financing of Sugarcane - Itaú	TJLP + 1,95 to 3,10	3.517	-	-
		44.929	43.067	37.899
Long term
Financing of Sugarcane - Itaú	1,95 to 3,1 + TJLP	4.287	7.869	11.124
Financing of Machinery and Equipment	4,50 to 8,70	2.769	5.358	4.315
Financing Cremaq and Jaborandi Project- BNB	5,50 to 7,23	49.868	38.067	39.997
		56.924	51.294	55.436
		101.853	94.361	93.335

Short Term Indebtedness

On June 30, 2013, our indebtedness was R$44.9 million, on June 30, 2012 R$43.1 million; and on June 30, 2011, R$37.9 million.

Long Term Indebtedness

On June 30, 2013, our long term indebtedness was R$56,9 million; on June 30, 2012, R$51.3 million; and on June 30, 2011, R$55.4 million. Most of our indebtedness comprises contracts of loans and financing with development banks and/or government development bodies, by means of direct or indirect transfer and with more advantageous rates when compared to those practiced in the Market. For explanation on the indirect transfer mechanism, see item below.

On June 30, 2013, 2012 and 2011, respectively, the balance of loans and financing was R$101.9 million, R$94.4 million and R$93.3 million.

The table below presents our relevant loans and financing in relation to the indebtedness on June 30, 2013.

Type of Credit Operation	Creditor/Distributing agent	Total Amount of Credit Op.	Disbursed Amount	Outstanding balance	Financial charges	Maturity	Current	Non- Current
BNDES Automático	Banco Itaú BBA S.A.	16.023	15.943	7.804	TJLP + 1.95% and 3.1% p.a.	15/07/2015	3.517	4.287
Short term financing	Banco do Nordeste do Brasil S.A. – BNB	31.572	30.346	31.403	5.5% and 8.5% p.a.	12/10/2013	31.403	-
BNDES Automático	Banco do Nordeste do Brasil S.A. – BNB	9.659	9.659	4.934	TJLP + 4.5% and 8.7% p.a.	15/11/2016	2.165	2.769
Long term financing	Banco do Nordeste do Brasil S.A. - BNB	29.020	25.533	28.715	7.23% p.a.(1)	28/10/2021	3.325	25.390
Long term financing (Jaborandi Ltda)	Banco do Nordeste do Brasil S.A. – BNB (Jaborandi Ltda)	26.341	26.342	28.997	7.23% p.a.(1)	14/7/2019	4.519	24.478

 (1)Upon considering 15% discount for payment compliance,  final rate = 7.23%p.a.

The table below presents our significant loans and financing in relation to the indebtedness on June 30, 2012.

Type of Credit Operation	Creditor/Distributing Agent	Total Amount of Credit Op.	Disbursed Amount	Outstanding balance	Financial charges	Maturity	Current	Non- Current
BNDES Automático	Banco Itaú BBA S.A.	16.023	15.943	11.741	TJLP + 1.95% and 3.1% p.a.	15/07/2015	3.872	7.869
BNDES Automático	Banco do Nordeste do Brasil S.A. – BNB	25.762	23.771	24.236	6.16% and 13.7% p.a.	19/01/2013	24.236	-
BNDES Automático	Banco do Nordeste do Brasil S.A. – BNB	11.930	11.930	8.053	TJLP + 1.95% and 10% p.a.	15/11/2016	2.695	5.358
Long term financing	Banco do Nordeste do Brasil S.A. - BNB	29.020	25.533	29.020	7.23% p.a.(1)	28/10/2021	6.982	23.038
Long term financing (Jaborandi Ltda)	Banco do Nordeste do Brasil S.A. – BNB (Jaborandi Ltda)	26.341	17.280	19.987	7.23% p.a.(1)	14/7/2019	3.958	16.029
Harvest WK	Banco Itaú BBA S.A.	1.300	1.300	1.324	6.75% p.a.	31/08/2012	1,324	-

(1) Upon considering  15% discount for payment compliance,  final rate = 7.23%p.a.

The table below presents our significant loans and financing in relation to the indebtedness on June 30, 2011.

Type of Credit Operation	Creditor/Distributing Agent	Total Amount of Credit Op.	Disbursed Amount	Outstanding balance	Financial charges	Maturity	Current	Non- Current
BNDES Automático	Banco Itaú BBA S.A.	4.261	3.905	4.153	TJLP + 3.00% p.a.	15/102014	248	3.905
BNDES Automático	Banco Itaú BBA S.A.	4.477	3.957	4.235	TJLP + 3.10% p.a.	15/7/2015	278	3.957
BNDES Automático	Banco Itaú BBA S.A.	8.340	7.560	5.278	TJLP + 1.95% p.a.	15/7/2013	2.542	2.736
Long term financing	Banco do Nordeste do Brasil S.A. - BNB	25.533	22.050	24.830	8.50% p.a.(2)	28/10/2021	3.451	21.379
Long term financing	Banco do Nordeste do Brasil S.A. - BNB	26.341	17.280	18.855	8.50% p.a. (2)	14/7/2019	2.827	16.028
Harvest WK	Banco do Nordeste Brasil S.A. - BNB	29.189	29.189	29.990	8.50% p.a. (2)	21/10/2010	29.990	-
FINAME Agrícola	Banco Itaú BBA S.A.	2.490	2.490	2.041	5.50% p.a.	15/1/2015	547	1.494
FINAME Agrícola	Banco Itaú BBA S.A.	1.416	1.416	861	4.50% p.a.	15/3/2014	295	566
FINAME Agrícola	Banco Itaú BBA S.A.	2.822	2.822	1.215	TJLP + 1.95% p.a.	15/6/2013	739	476
FINAME Agrícola	Banco Itaú BBA S.A.	1.460	1.460	1.385	7.24% p.a	15/6/2015	329	1.056
FINAME Agrícola	HSBC Bank Brasil SA	902	902	887	5.50% p.a	15/11/2015	202	685
FINAME Agrícola (1)	Banco Itaú BBA S.A.	746	746	235	TJLP + 1.95% p.a.	15/6/2013	235	-

(1) Borrower: Jaborandi Agrícola Ltda.

(1) Upon considering 15% discount for payment compliance,  final rate = 7.23%p.a.

ii. other long term relationships with financial institutions

In the years ended June 30, 2011, 2012 and 2013, we did not have other long term relationships with financial institutions, in addition to those already mentioned above.

iii.  subordination level between the debts

There is no contractual subordination level between our unsecured debts. Debts guaranteed with collateralized debts count on the preference and prerogatives set forth in law.

iv. possible restrictions imposed to the issuer, in especial, related to indebtedness limits and contracting of new debts, to the distribution of dividends, sale of assets, issuance of new marketable securities and sale of the shareholding control

In the loans and financing assumed by the company, except for the  loans and financing contracted from Banco do Nordeste do Brasil - BNB, the financial agent may consider our obligations anticipated and automatically due in the event of change in the Company’s direct or indirect control, without the previous and express authorization of the financial agent.

In the years ended June 30, 2011, 2012 and 2013, there was no act or fact which granted to the Financial Agent of our loans and financing the right of considering our financial obligations anticipated and automatically due.

g. Limits for the use of already contracted financing

We approve and contract loans and financing, individually for each project. These loans and financing are approved by our Officers, when the amount is lower than R$700 thousand and when this amount exceeds, with the ratification of our Board of Directors.

Our officers believe that such loans and financing, whose disbursements occur in accordance with a physical financial schedule (as highlighted in item 10.1 (f)’i’) better meet our cash need.

In the years ended June 30, 2013, 2012 and 2011, once all the events foreseen in the mentioned financial schedule occurred, we used 100% of the available funds in the contracted loans and financing. For further  information on these loans and financing, see item 10.1 (f) above of this Reference Form.

Up to June 30, 2013, the company had R$25.7 million contracted from BNDES (BNDES Automático), of which R$25.6 million has already been released. The remaining balance shall be available to the extent that the subsidiary carries out the evidence of investments in the projects submitted to the bank.

Up to June 30, 2013, the company had R$86.9 million of long term financing contracted from BNB (Banco do Nordeste), of which R$82.2 million has already been released. The remaining balance shall be available to the extent that the subsidiary carries out the evidence of investments in the projects submitted to the bank.

As regards to the other financing, 100% of the contracted limits has already been disbursed. For further  information on these loans and financing, see item 10.1 (f) above of this Reference Form.

h. Significant alterations in each item of the financial statements

The summary of our financial statements for the years ended June 30, 2011, 2012 and 2013, has been extracted from our financial statements prepared under our management’s responsibility, in accordance with the accounting practices adopted in Brazil.

This financial information reflects properly the result of our operations and financial position in the related periods and which was audited by our independent auditors, in accordance with the auditing standards applicable in Brazil.

MAIN LINES OF OUR STATEMENTS OF INCOME

Sales and Services Revenue

Our operating revenue arises mainly from (i) sale of properties; (ii) sale of grains, sugarcane and other agricultural products; and (iii) leasing of land.

Revenue from Sale of Properties.

We earn operating revenues through the sale of our properties. We acquire rural properties which we believe to have significant potential to generate value by means of the maintenance of the asset and development of profitable agricultural activities. From the acquisition of our rural properties, we implement cultures of more added value and transform these rural properties with investments in infrastructure and technology, in addition to executing leasing contracts with third parties. According to our strategy, when the rural properties are deemed to have achieved an excellent value, we shall sell these rural properties to realize capital gains.

Revenue from Sale of Agricultural Production – Grains.

Currently, we earn revenue through the sale of soybean, corn, rice and sorghum.

Revenue from Sale of Agricultural Production – Sugarcane.

Corresponds to revenue from the sale of sugar for supply to sugar and ethanol plants

Revenue from Leasing.

We earn revenue through the leasing of our properties, or part of our properties to farmers.

Biological Assets

The biological assets of the Company and its subsidiaries correspond, mainly, to the cultures of soybean, corn, sorghum, cotton and sugarcane and are measured by the fair value less selling expenses. These crops are raised not only for the obtaining of non real estate operating result, but also, as appreciation measure of the real estate value of rural properties.

Taxes on Sales and Tax Services Applicable on the Revenues

The incidence of taxes on revenues depends on the product and Market localization. The main taxes are as follows:

Tax	Direct Export	Sale for TC or Commercial Exporter	Local Market
ICMS	Not levy	Not levy	Not levy
PIS	Not levy	Not levy	Not levy
COFINS	Not levy	Not levy	Not levy
FUNRURAL	Not levy	Levy	Not levy

Value Added Tax on Sales and Services (“ICMS”).

Our production is sold in the following states: (i) Goiás; (ii) Mato Grosso; (iii) Bahia; (iv) Piauí; (v) Maranhão; and (vi) Minas Gerais, and each state has specific rules regarding the mentioned tax.

 ICMS is a state tax and as such, has its taxation defined by the local law of the State in which the sales transaction occurs. As general rules, the tax levies on the amount of the sales transaction (price of the good) and is part of it, at the average applicable rate of 17% for transactions with goods inside the State and of 7% or 12% in the interstate transactions. The tax exemptions in transactions inside the country are usually set forth by agreement between the States, and should be internalized by each State in which the transaction is tactically or expressly conducted. The tax does not levy on transactions and services addressing goods abroad, including primary products and industrialized or semi-finished products or services.

State of Goiás: the ICMS exemption in the state of Goiás is set forth in Article 74, Annex XII – Of Specific Obligations Applicable to Certain Transactions – of State Decree 4.852/1997, which approves the Regulation of the State Tax Code (RCTE-GO). Such article sets forth that the determination comprised in the chapter in which it is included shall be applicable to some situations, including the rendering of related services, supported by the exemption. Such situations would be: “(i) exit abroad directly conducted by the remitter; (ii) exit with the specific purpose of export abroad addressed to the exporter trading company, including trading, or other establishment of the same remitter (ICMS Agreement 113/96, first clause, sole paragraph); and (iii) exit for formation of export lot in customs facilities (ICMS Agreement83/06, first clause)”.

State of Mato Grosso: the ICMS tax exemption in indirect export transactions is set forth in the ICMS Regulation (RICMS-MT), approved by State Decree 1.944/1989, in Title I –  Tax - Chapter II –  Non Incidence - Article 4, VII, with the following writing: “transactions and services not foreseen in item XIX, which address abroad goods, including primary products and industrialized and semi-finished products or services, subject to the provisions of article 4-A to 4-E.” State of Bahia: the non incidence on direct or indirect exports is set forth in ICMS Regulation (RICMS-BA), approved by State Decree 6.284/1997, in Title  III – Special taxation Systems - Chapter XLV – Transactions and Services Addressing Goods and Services Abroad - Section I - Non Incidence - in Article 582, which sets forth that: “The non incidence referred to in the prior article is also applicable to the exit of good with the specific purpose of export abroad, addressed to (Supplementary Law 87/96): (i) exporter trading company, including "trading"; (ii) another establishment of the same company; and (iii) customs warehouse.”

State of Piauí: The non incidence of ICMS is set forth by ICMS (RICMS-PI) approved by State Decree 7.560/1989, in Chapter II – Exemption and Non Incidence - Section I - Exemption - Article 4, II, with the following writing: “transactions and services addressing goods abroad, including primary and semi-finished industrialized, or services, are exempt from the tax.”

State of Maranhão: The non incidence of ICMS Exemption from Special Regime in the transaction of exit of good with specific purpose of export abroad is disciplined in articles 403 to 412 of ICMS Regulation, approved by Decree 19.714/2003 and art. 8, sole paragraph, items I and II of Law 7.799/2002.

State of Minas Gerais: Levies on transactions related to value added tax on sales and services. State and Federal District competence, as set forth in art. 155, II, of 1988 Constitution, is presented as one of the main sources of financial resources for the consecution of governmental actions.  ICMS general rules are included in Supplementary Law 87/1996, known as “Lei Kandir”. In Minas Gerais, are also in force Law 6.763/1975 and ICMS Regulation (RICMS), approved by Decree 43.080/2002.

Social Integration Program (“PIS”) and Social Contribution on Revenue (“COFINS”).

PIS and COFINS contributions, levy, as general rules, on the revenue and its rates fixed at (i) 0.65% and 3.0%, respectively, in the cumulative regime; and (ii) 1.65% and 7,6%, respectively, in the non cumulative regime.  PIS and COFINS applicable calculation regime is determined in accordance with certain factors, as the nature and activity of the company, its income tax regime and type of revenue earned, among others. On June 30, 2011, we and Jaborandi Agrícola were subject to the non cumulative regime of PIS and COFINS; the other Subsidiaries subject to  PIS and COFINS cumulative regime.

PIS and COFINS contributions shall not levy on revenues arising from (i) export of good abroad; (ii) rendering of services for individual or legal entity resident or domiciled abroad, whose payment represents inflow of foreign currency, and (iii) sales to export trading companies with the specific purpose of export.

We sell with export purpose the entire soybean production, for the tradings: Bunge, Cargill and Dreyfus. For this reason, we are not subject to PIS and COFINS payment. As from the issue of Invoice, the tradings have 180 days to export the goods.  PIS and COFINS legislation, specially law 10.925/2004, establishes the incidence of both contributions at zero rate on revenues arising from sales in the local market (domestic transactions) of certain products included in the basic food basket, provided that the specific criteria of said legislation and mentioned products are complied with.

Moreover, law 11.727/2008 determines the suspension of the incidence of PIS and COFINS contributions on the sales of sugarcane for legal entity producer of alcohol, including fuel.

 Rural Workers’ Assistance Fund (“FUNRURAL”).

Being sale carried out by individual or legal entity, the rural worker shall be levied at 2.3% on total production sold. In the case of sales by legal entity to another legal entity the amount charged is 2.85%, also levying on the total amount of the transaction.

In the cases of sales from individual to legal entity, by force of law, the acquirers, agents and cooperatives of rural production are entitled to highlight from the price paid to the rural worker the amount corresponding to the tax and transfer it to INSS. In the cases of sales from legal entity to another legal entity the payment is made by the seller, with no tax retention by the purchaser.

With the enactment of the Constitutional Amendment 33, of December 11, 2001, all revenues arising from export are exempt from social contributions. Such revenues are also exempt from the economic domain intervention contribution, addressed to the National Service for Industrial Training (SENAI), Social Service for Trade (SESC), and National Service for Rural Training (SENAR), among others, in addition to the  Social Contribution on Net Income (CSLL),Social Integration Program (PIS), Social Contribution on Revenue (COFINS), already previously mentioned. Accordingly, the rural workers are exempt from the payment of contribution on sales, exclusively when making the direct export of their agricultural production.

It should be mentioned that, for FUNRURAL calculation purposes, the revenue arising from sales with Trading Companies or export trading companies incorporated in the country, it is considered revenue arising from local Market and not export, even if such companies export the goods later.

Cost of products sold and services rendered

These costs comprise mainly cost for the purchase of our rural properties, as well as costs of agricultural products which consist mainly in costs with seeds, fertilizers, pesticides, services with farming, fuel and lubricants, manpower, maintenance of machinery and agricultural implements, depreciation and amortization.

Operating Expenses

Selling Expenses.

Consist mainly of expenditures with freights, storage, commissions, classification of products and other related expenses.

General and Administrative Expenses.

Consist mainly of expenditures with personnel, fees, depreciation and amortization, rentals, and communication of São Paulo office.

Personnel expenditures.

Correspond to expenses incurred with salaries benefits and bonuses of Officers and employees who render services at São Paulo office.

Fees.

Costs incurred with auditors, legal advisors, accounting, labor and tax advisory and with Paraná.

Other General and Administrative Expenses.

Refer to all other expenditures incurred for research of new businesses and development and control of the existing ones, as well as trips, car rentals, and corporate expenditures with publication and fees. In addition to the other necessary expenditures for the office as rental, condominium fee and supporting services.

Financial Income

Corresponds mainly to earnings or losses (i) from financial investments made by Guardian Investment Fund and other financial investments made; (ii) to foreign exchange variation, either positive or negative, on the amount to be paid for the purchase of rural properties; (iii) realized and unrealized results from derivative transactions; (iv) from monetary variation on the amount to be paid for purchases of rural properties and (v) Interest on Assets.

Financial Expenses

Correspond to interest and monetary and foreign Exchange variation on our debts, as well as bank expenses and charges.

Result from Equity Investments – Loss with investments in associated

Corresponds to loss of value (impairment) in the associated Green Ethanol recognized in the year ended June 30, 2010.

Current and Deferred Income Tax and Social Contribution

Refer to current and deferred income tax and social contribution on net income. Although our year ends June 30 of each year, for purposes of income tax and social contribution calculation, our fiscal year follows the calendar year. We and our subsidiary, Jaborandi Agrícola, assess tax by the taxable income regime, which may attain, together, the maximum rate of 34% of the profit assessed in these companies, as follows: (i) income tax, calculated at the rate of 15% on the profit for the year; (ii) additional income tax on the portion exceeding R$240 thousand per annum, calculated at the rate of 10%; and (iii) social contribution on net income, calculated at the rate of 9%; and (iv) deferred income tax and social contribution, recorded at the above mentioned rates on temporary differences, tax loss and negative social contribution basis.

Except for Jaborandi Agrícola, our subsidiaries opt for the presumed profit regime for income tax and social contribution on net income. The calculation of income tax and social contribution on net income, by the presumed profit regime is made through the application of percentages on the presumed profit on gross revenues. On revenues from: (i) sales of farms – income tax calculation basis is 8% and 12% for social contribution. (ii) leasing and services revenues – income tax and social contribution calculation basis is 32%. (iii) other revenues, yields and capital gains – the calculation basis is 100%. The rates applicable on the basis are: (i) 15% income tax on the amount found in the calculation basis and 10% additional for the amount exceeding R$ 240 thousand per annum (ii) social contribution – rate of 9% on the amount found in the calculation basis.

Minority Interest

This account records the portion of profit (loss) of our subsidiaries, which refer to third party interest, as deduction or addition to consolidated net income or loss, so that the profit (loss) for the year represents only the portion which we actually have in the result of subsidiaries.

STATEMENT OF INCOME

Statement of income ( thousands R$)	2013	AV 2013 (%)	2012	AV 2012 (%)	AH 2013/2012 (%)
Grains revenue	128.941	42%	112.408	65%	15%
Sugarcane revenue	62.583	20%	41.260	24%	52%
Leasing revenue	1.261	0%	513	0%	146%
Revenue from sale of farm	122.713	40%	26.100	15%	370%
Other	1.253	0%	359	0%	249%
Sales deductions	(8.391)	-3%	(8.322)	-5%	1%
Net sales revenue	308.360	100%	172.318	100%	79%
Gain/loss of biological assets and agricultural products	2.289	1%	(417)	0%	n.a.
Reversal of provision of agricultural products after harvest	1.659	1%	(2.663)	-2%	n.a.
Net revenue	312.308	101%	169.238	98%	85%
Cost of sales of agricultural products	(170.643)	-55%	(136.447)	-79%	25%
Cost of sale of Farm	(67.898)	-22%	(13.113)	-8%	418%
Gross Profit	73.767	24%	19.678	11%	275%

Selling expenses	(14.028)	-5%	(4.015)	-2%	249%
General and Administrative expenses	(29.233)	-9%	(28.892)	-17%	1%
Other operating revenue/expenses	(3.539)	-1%	10	0%	n.a.
Net financial income/expenses	(591)	0%	(6.226)	-4%	-91%
Financial income	38.000	12%	26.466	15%	44%
Financial expenses	(38.591)	-13%	(32.692)	-19%	18%
Profit/loss before income tax and Social contribution	26.376	9%	(19.445)	-11%	n.a.
Income tax and Social Contribution	2.351	1%	12.845	7%	-82%
Net income (loss) for the year	28.727	9%	(6.600)	-4%	n.a.

In the comments below, the percentage variations were computed based on balances expressed in millions of reais.

Statement of Consolidated Income – comparison between years ended June 30, 2013 and 2012.

Net sales revenue

Our net sales revenue increased 79% in the year ended June 30, 2013, from R$172.3 million in the year ended June 30, 2012 to R$ 308.3 million in the year ended June 30, 2013, mainly due to: i) increase of 370% in the revenue from sale of farms, from R$26.1 million in FY12 (sale of São Pedro Farm) to R$122.7 million in FY13 (sale of Horizontina Farm and of areas of Araucária and Cremaq farms); (ii) supply of sugarcane to ETH in the amount of R$62.6 million and (iii) 15% increase in the grains revenue, from R$112.4 million in FY12 (167 thousand tons) to R$128.9 million in FY13 (165 thousand tons).

Revenue from Sales of Grains – in the year ended June 30, 2013, our revenues from sales of grains increased R$16.5 million, representing 15% increase in relation to prior year, from R$112.4 million, related to the sale of 167 thousand tons of grains, to R$128.9 million. This refers to the sale of 165 thousand tons. The drop in soybean and corn productivity, due to the strong draught in the Northeast farms, mainly in the state of Bahia, has directly impacted on the increase of grains revenues, which presented a lower level of growth than in prior years.

Revenue from sale of Sugarcane – our sugarcane revenue arises from the exclusive supply of sugarcane to ETH. Sugarcane revenue in FY13 increased 52% in relation to the prior year, from R$41.3 million, related to 636 thousand tons to R$62.6 million, related to 1,048 thousand tons of sugarcane supplied to ETH.

Revenue from leasing of land – our revenue from leasing of land increased 146%, from R$0.5 million in the year ended June 30, 2012 to R$1.2 million in the year ended June 30, 2013.

Revenue from sale of farm – in the year ended June 30, 2013, our revenue from sales of farms increased 370% in relation to the same prior year period, from R$26.1 million in FY13, related to the sale of São Pedro Farm, to R$122.7 million in FY13, related to the sale of Horizontina Farm and areas of Araucária and Cremaq farms.

Other Revenues – other revenues increased 249%, from R$0.3 million in the year ended June 30, 2012, to R$1.3 million in the year ended June 30, 2013, which arises from the sale of byproducts of grains (residuals).

Sales deductions – Our taxes on sales and services increased 1%, from R$8.3 million in the year ended June 30, 2012 to R$8.4 million in the year ended June 30, 2013.

Gain/loss of biological assets and agricultural products – the gain or loss in the variation of fair value of biological assets and agricultural products is determined by the difference between the fair value and the book value. The book value considers the investments and costs effectively incurred up to the assessment. In the year ended June 30, 2013 we assessed gain of R$2.3 million in biological assets and agricultural products and on June 30, 2012 loss of R$0.4 million in biological assets and agricultural products.

Reversal of provision of agricultural products after harvest - the reversal of agricultural products after harvest changed from loss of R$2.7 million in the year ended June 30, 2012 to profit of R$1.7 million for the year ended June 30, 2013. Such variations result from the difference in the price of grains inventories as from the harvest until the end of the accounting period.

Cost of Sales of Agricultural Products – our cost of agricultural products increased 25% in the year ended June 30, 2013, from R$136.4 million in the year ended June 30, 2012 to R$170,6 million in the year ended June 30, 2013. Due to (i) increase of 7% of soybean COS; (ii) increase of 18% of corn COS and (iii) increase of 64% of sugarcane COS. Due to the adjustments of fair value of agricultural products, the variations in the unit costs in the years are directly related to the market prices of commodities upon harvest.

Cost of Sales of Farm – our cost of sales of farm increased 418% in the year ended June 30 2013, from R$13.1 million in the year ended June 30 2012, related to the acquisition value plus investments net of depreciation of São Pedro Farm, to R$67.9 million in the year ended June 30, 2013, related to the acquisition value plus investments net of depreciation of Horizontina Farm and areas of Araucária and Cremaq farms.

Profits – due to the above exposed, we presented gross profit of R$73.7 million on June 30, 2013, in comparison to gross profit of R$19.7 million on June 30, 2012.

Selling Expenses – our selling expenses increased 249%, from R$4.0 million in the year ended June 30, 2012, to R$14.0 million in the year ended June 30, 2013. This increase refers to, (i) increase of 29% of expenses with freight, (ii) commission on sale of farms in the amount of R$4.3 million; (iii) expenditures with cotton processing in the amount of R$2.2 million and (iv) expenditures with silo plants in the amount of R$3.3 million.

General and Administrative Expenses – our general and administrative expenses increased 1%, from R$28.9 million in the year ended June 30, 2012 to R$29.2 million in the year ended June 30, 2013.

(R$ thousands)	2013	AV 2013 (%)	2012	AV 2012 (%)	AH 2013/2012 (%)
General and Administrative expenses	(29.233)	9,5%	(28.892)	16,8%	14,7%
Depreciation and Amortization	(1.295)	0,4%	(1.127)	0,7%	51,7%
Personnel expenses	(17.971)	5,8%	(15.832)	9,2%	145,8%
Expenses with Services Rendered	(5.436)	1,8%	(5.328)	3,1%	370,2%
Leasing and rentals in general	(648)	0,2%	(632)	0,4%	249,0%
Other expenses	(3.883)	1,3%	(5.973)	3,5%	0,8%

This variation refers mainly to, (i) increase in personnel expenses, due to the increase in payroll for the annual collective agreement of 8% and accounting of R$1.2 million of share based compensation, related to the stock options plan of the company’s officers and (ii) decrease of other expenses due to expenditures with fees for the accompanying of labor and tax actions of the farms, costs with the purcahse transaction of Jatobá Farm and payment of taxes, which did not occur in 12/13.

Other Operating Revenues (Expenses), Net – in the year ended June 30, 2012, we presented net revenue of R$10 thousand, arising from the sale of property, plant and equipment (machinery), whereas  on June 30, 2013 we presented expense of R$3.5 million, arising from provision for judicial claims.

Financial Income/Expenses ( thousands R$)	2013	AV 2013 (%)	2012	AV 2012 (%)	AH 2013/2012 (%)
Interest	233	-39%	(5.618)	90%	n.a.
Monetary variation	(1.545)	261%	(296)	5%	422%
Foreign exchange variation	1.995	-338%	134	-2%	1389%
Gain (loss) of receivables on sale of farm	(1.251)	212%	6.682	-107%	n.a.
Result transactions with derivatives	(4.963)	840%	(19.308)	310%	-74%
Other financial income/expenses	4.940	-836%	12.180	-196%	-59%
Total	(591)	100%	(6.226)	100%	-91%

Financial Income and Expenses – The consolidated financial result corresponds to the composition of the following elements: (i) yields from financial investments of cash and cash equivalents in FIM Guardiam fund and Banco Itaú, (ii) monetary variation on the amount payable for the purchase of Jatobá, Alto Taquari and Nova Buriti farms, (iii) result from hedge operations, (iv) bank expenses and charges and (v) interest on financing.

Our net financial result presented variation of 91%, from an expense of R$6.2 million in FY12 to an expense of R$0.6 million in FY13.

The decrease in other financial income/expenses is due to the decrease in the company’s cash balance in relation to the prior year, which resulted in the reduction of income from financial investments

The monetary variations refer to the amount payable for the purcahse of AltoTaquari Farm, restated by CDI.

The foreign exchange variations refer to margin deposits in guarantee for transactions with derivatives in offshore brokers.

Income tax and social contribution– we assessed gain related to income tax and social contribution of R$2.4 million in the year ended June 30, 2013, in comparison to R$12.8 million for the same 2012 period.

Net Income (loss) for the year – as exposed above, our result for the period changed from accumulated loss of R$6.6 million in the year ended June 30, 2012 to profit of R$28.7 million in the year ended June 30, 2013.

Statement of Income (thousands R$ )	2012	AV 2012 (%)	2011	AV 2011 (%)	AH 2012/2011 (%)
Grains revenue	112.408	65%	59.671	75%	88%
Sugarcane revenue	41.260	24%	24.845	31%	66%
Leasing revenue	513	0%	40	0%	1183%
Revenue from sale of farm	26.100	15%	-	0%	n.a.
Other revenue	359	0%	191	0%	88%
Sales deduction	(8.322)	-5%	(5.203)	-7%	60%
Net Sales Revenue	172.318	100%	79.544	100%	117%
I Gain/Loss of Biological Assets and Agricultural Products	(417)	0%	22.761	29%	n.a.
Reversal of provision of agricultural products after harvest	(2.663)	-2%	(986)	-1%	170%
Net Revenue	169.238	98%	101.319	127%	67%
Cost of sales of agricultural products	(136.447)	-79%	(61.500)	-77%	122%
Cost of Sale of Farm	(13.113)	-8%	-	0%	n.a.
Gross Profit	19.678	11%	39.819	50%	-51%

Selling expenses	(4.015)	-2%	(2.991)	-4%	34%
General and Administrative expenses	(28.892)	-17%	(26.330)	-33%	10%
Other Operating Revenue/Expenses	10	0%	73	0%	-86%
Net Financial Income/Expenses	(6.226)	-4%	9.278	12%	n.a.
Financial Income	26.466	15%	25.738	32%	3%
Financial Expenses	(32.692)	-19%	(16.460)	-21%	99%
Profit/Loss before income tax and Social contribution	(19.445)	-11%	19.849	25%	n.a.
Income tax and Social contribution	12.845	7%	(5.186)	-7%	n.a.
Net Income (loss) for the year	(6.600)	-4%	14.663	18%	n.a.

In the comments below, the percentage variations were computed based on the balances expressed in millions of reais.

Consolidated Statement of Income – comparison of the years ended June 30, 2012 and 2011.

Net Sales Revenue

The revenue increased R$66.7 million, from R$79.5 million in the year ended June 30, 2011 to R$146.2 million in the year ended June 30, 2012. This increase was mainly due to (i) sales of sugarcane to ETH Bioenergia, which generated revenue of R$40.1 million, increase of R$16.0 million compared to 2011; and (ii) increase in sales of grains of R$ 50.7million, which generated revenue of R$105.9 million in the year ended June 30, 2012.

Revenue from sale of grains – the revenue from sale of grains increased R$50.7 million, from R$55.2 million during the year ended June 30, 2011 (reflecting sales of 71,000 tons) to R$105.9 million in the year ended June 30, 2012 (reflecting sales of 172,000 tons). This increase was mainly due to (i) increase in our planted area of 7,467 hectares and (ii) sale of part of the production of grains harvest 2010/2011 and winter harvest of corn.

Revenue from sale of  sugarcane – the revenue from sale of sugarcane increased R$16.1 million, from R$24.1 million (reflecting sales of 522,300 tons) in the year ended June 30, 2011 to R$40.2 million (reflecting sales of 636,000 tons) in the year ended June 30, 2012. This increase was mainly due to the sale of sugarcane to ETH Bioenergia in accordance with our supply contract of sugarcane with ETH Bioenergia.

Gain from sale of farms - During the year ended June 30, 2012, we recognized gain from the sale of São Pedro farm of R$13.0 million representing the difference between the sales results of R$23.3 million. During the year ended June 30, 2011, we did not sell any of our farms.

Gains (losses) in the fair value of biological assets and agricultural products- The gains (losses) in the value of biological assets and agricultural products decreased  from gains in the amount of R$22.7 million in the year ended June 30, 2011 to loss of R$417 thousand the year ended June 30, 2012, as a consequence of (i)  decrease in corn inventories, since we cultivated corn in the winter in 2010 but not in 2011, and (ii) a reduction in the value of the biological asset in our areas of sugarcane. This reduction was mainly due  to a reduction in sugarcane productivity resulting from the delay in the sugarcane processing facilities of ETH Bioenergia, which forced us to delay our harvest of sugarcane. Such delay resulted from the delay in the construction due to ETH Bioenergia inability in obtaining financing in accordance with the initial construction program.

Impairment in net realizable value of agricultural product after harvest – reversal of impairment previously made to the net realizable value of our agricultural production after harvest increased from loss of R$986 thousand in the year ended June 30, 2011 to loss of R$2.7 million in the year ended June 30, 2012. Such variations result from the difference in price of grains inventories at harvest time until the closing of the related accounting period.

Cost of sales – our costs of sales increased at R$74.9 million, to R$136.4 million in the year ended June 30, 2012, from R$61.5 million in the year ended June 30, 2011, mainly due to the increase in sales of grains and sugarcane.

Cost of grains sold – our average cost per ton of gains sold decreased at R$83.8, from R$653.4 per ton (corresponding to 71,000 tons at a total cost of R$46.4 million) in the year ended June 30, 2011 to R$569.6 per ton (corresponding to 172,000 tons at a total cost of R$98.0 million) in the year ended June 30, 2012.

Cost of sugarcane sold - our average cost per ton of sugarcane sold increased at R$30.1 million, from R$28.3 per ton (corresponding to 522,300 tons at the total cost of R$14.8 million) in the year ended June 30, 2011 to R$58.4 per ton (corresponding to 636,000 tons at the total cost of R$37.2 million) in the year ended June 30, 2012.

Gross profit – for the above mentioned reasons, in the year ended June 30, 2012 our gross profit was R$19.7 million, representing a reduction of R$20.1 million when compared to R$39.8 million in the year ended June 30, 2011. The change in gross profit is mainly attributed to:

(a)  a reduction in gross profit related to grains of R$24.5 million mainly due to: (i) despite the increase in the volume sold (from 71,000 in 2011 to 172,000 in 2012) and an increase in revenue (from R$55.2 million to R$105.9 million) our gain in the fair value of grains not yet harvested decreased at R$22.1 million due to the lower level of productivity in our farms in the state of Bahia; (ii) our costs increased at $51.6 million as a consequence from the change in the mix of grains sold with more percentage of soybean and less percentage of corn sold in 2012 in comparison to 2011, with soybean having a higher production cost than corn, with increase in the cost effectively higher than the offset of additional revenue; and (iii) a reduction in gross profit of R$7.6 million in the sugarcane segment, which resulted from a lower gain in the fair value of sugarcane not yet harvested of R$1.1 million due to a reduction in the productivity of sugarcane arising from the delay in the sugarcane processing facilities of ETH Bioenergia as explained above, and

(b)  a reduction of R$2.4 million resulting from higher cost of sugarcane per ton mainly due to the increased costs in Alta Taquari farm, which have not been totally incurred during the year ended June 30, 2011.

These reductions in gross profit were partially offset by an increase due to the gain in the sale of farms of R$13.0 million in the year ended June 30, 2012 whereas no farm was sold in the year ended June 30, 2011.

(thousands R$ )	2012	AV 2012 (%)	2011	AV 2011 (%)	AH 2012/2011 (%)
General and Administrative expenses	(28.892)	16,8%	(26.330)	33%	9,7%
Depreciation and Amortization	(1.127)	0,7%	(991)	1%	13,7%
Personnel expenses	(15.832)	9,2%	(12.936)	16%	22,4%
Expenses with Services Rendered	(5.328)	3,1%	(9.909)	12%	46,2%
Leasing and Rentals in General	(632)	0,4%		0%	n.a.
Other Expenses	(5.973)	3,5%	(2.494)	3%	139,5%

The increase of 9.7% in general and administrative expenses was mainly a consequence from (i) increase in personnel expenses, due to bonus provision and (ii) increase in other expenses, as expenses with services related to fees for monitoring tax and labor processes of farms, costs of transaction for the acquisition of Jatobá farm, expenses of publication and payment of rural territorial taxes. The increase was partially offset by the expense in February 2011 with the termination of the Advisory Contract executed by the Company and Paraná Consultora de Investimentos S.A. There was no such expense in 2012.

Selling expenses – our selling expenses increased R$1.1 million, from R$2.9 million in the year ended June 30, 2011 to R$4.0 million in the year ended June 30, 2012, mainly due to the increase in production and consequent increase in the sale of agricultural products.

General and administrative expenses – our general and administrative expenses increased R$2.6 million, from R$26.3 million in the year ended June 30, 2011 to R$28.9 million in the year ended June 30, 2012.

Other gains, net - in the year ended June 30, 2011, we recorded other gains of R$73 thousand related to sale of equipment, in comparison to a gain of R$10 thousand in the year ended June 30, 2012.

Financial income – our financial income increased R$12.4 million, from R$25.7 million in the year ended June 30, 2011 to R$38.1 million in the same 2012 period, mainly due to (i) unrealized gains with derivatives in the amount of R$8.2 million  in the year ended June 30, 2012, which was of R$1.2 million in the prior year; (ii) realized gains with derivatives in the amount of R$3.8 million which impacted only on the year ended June 30, 2012; (iii) gain in the remeasurement of trade accounts receivable for the sale of farm in the amount of R$6.7 million in the year ended June 30, 2012, representing an increase of R$3.8 million in comparison to the previous year, mainly as a consequence of a higher average balance in receivables for the sale of farms as a result from the sale of São Pedro farm in September 2011, and also as a consequence of an increase in the price of soybean, an appreciation of US dollar before real and a reduction in the interest rate in Brazil used by the Company to establish the present value of its receivables; (iv) income of R$2.9 million from the foreign exchange rate variation which impacted only on the year ended June 30, 2012 and (v) monetary variation of R$1.9 million, representing an increase of R$1.0 million in comparison to the prior year. This increase was partially offset by a reduction of R$6.3 million in the income from financial investments.

Financial expenses – our financial expenses increased R$27.8 million from R$16.5 million in the year ended June 30, 2011 to R$44.3 million in the same 2011 period, as a consequence of (i) increase in realized losses with derivatives, from R$4.6 million in 2011 to R$10.3 million in the year ended June 30, 2012; (ii) unrealized losses with derivatives of R$21.0 million in the year ended June 30, 2012, which did not occur in the previous year, due to the increase in the soybean market quotation and (iii) an increase in the foreign exchange rate variation, from R$398 thousand in 2011 to R$2.8 million in the year ended June 30, 2012.

Income tax and social contribution – we recognized gain associated to income tax and social contribution of R$12.8 million in the year ended June 30, 2012 when compared to an expense of R$5.2 million in the same 2011period. The reduction in the effective tax rate was mainly due to the sale of São Pedro farm whose gain is taxed at a rate lower than 34%, offset by the increase in our taxable income.

Net income (loss)  - for the above mentioned reasons, we recorded net loss of R$6.6 million in the year ended June 30, 2012, when compared to the net income of R$14.7 million for the same 2011 period.

BALANCE SHEET

Assets	2013	AV 2013 (%)	2012	AV 2012 (%)	Variation
Current
Cash and cash equivalents	75.694	10%	67.464	9%	12,2%
Marketable securities	9.244	1%	-	0%	n.a.
Trade accounts receivable	131.102	17%	60.655	8%	116,1%
Inventories	28.805	4%	72.558	10%	-60,3%
Biological assets	1.202	0%	4.111	1%	-70,8%
Recoverable taxes	7.655	1%	9.331	1%	-18,0%
Transactions with derivatives	17.081	2%	4.327	1%	295%
Transactions with related parties	347	0%	-	0%	n.a.
Other credits	429	0%	710	0%	-40%
	271.559	35%	219.156	30%	24%
Non current
Biological assets	36.657	5%	31.931	4%	14,8%
Marketable securities	17.988	2%	23.197	3%	-22%
Recoverable taxes	25.736	3%	22.803	3%	13%
Deferred taxes	25.216	3%	14.960	2%	69%
Transactions with derivatives	1.714	0%	-	0%	n.a.
Trade accounts receivable	33.729	4%	12.759	2%	164,4%
Investment properties	339.108	44%	391.907	53%	-13,5%
Other assets	1.632	0%	268	0%	509%
	481.780	63%	497.825	68%	-3%

Investments	70	0%	410	0%	-83%
Property, plant and equipment	14.851	2%	15.630	2%	-5,0%
Intangible assets	2.570	0%	2.741	0%	-6%
	499.271	65%	516.606	70%	-3%

Total assets	770.830	100%	735.762	100%	5%

Liabilities and equity	2013	AV 2013 (%)	2012	AV 2012 (%)	Variation
Current
Trade payables	7.777	1%	4.151	1%	87%
Loans and financing	44.929	6%	43.067	6%	4%
Labor obligations	8.752	1%	7.436	1%	18%
Taxes payable	2.306	0%	3.102	0%	-26%
Dividends proposed	1.963	0%	2	0%	98050%
Transactions with derivatives	2.860	0%	8.307	1%	-66%
Acquisitions payable	43.650	6%	40.858	6%	7%
Transactions with related parties	183	0%	-	0%	n.a.
Advance from clients	2.124	0%	4.490	1%	-53%
	114.544	15%	111.413	15%	3%
Non current
Loans and financing	56.924	7%	51.294	7%	11%
Taxes payable	5.812	1%	2.695	0%	116%
Transactions with derivatives	1.140	0%	10.209	1%	-89%
Provisions for judicial claims	4.802	1%	1.183	0%	306%
Other liabilities	623	0%	-	0%	n.a.
	69.301	9%	65.381	9%	6%
Equity share capital and reserves attributed to company’s
shareholders
Share capital	584.224	76%	584.224	79%	0%
Capital reserve	3.385	0%	2.134	0%	59%
Profits reserve	6.296	1%	-	0%	n.a.
Equity adjustments	(6.920)	-1%	(6.920)	-1%	0%
Accumulated losses	-		(20.470)	-3%	-100%
	586.985	76%	558.968	76%	5%
Total liabilities	586.985	76%	558.968	76%	5%
Total Liabilities and Equity	770.830	100%	735.762	100%	5%

In the comments below, the percentage variations were computed based on the balances expressed in millions of reais.

Consolidated Balance Sheet – comparison of the years ended June 30, 2013 and 2012.

Assets

Cash and Cash Equivalents  – in the year ended June 30, 2013, we presented an increase of 12.2% in the balance of cash and cash equivalents, from R$67.5 million on June 30, 2012 to R$75.7 million on June 30, 2013. This increase was mainly due to, (i) the payment of installments related to the acquisition of rural properties; (ii) the payment of loans and financing; and (iii) investments for improvement and development of new areas.

Trade Accounts Receivable – the increase of 116.1% in the balance of sales receivable on June 30, 2013, in comparison to the previous year, from R$60.6 million to R$131.1 million, refers (i) to the sale of grains for Harvest Year 2012/2013 and (ii) to the sale of Engenho Farm and areas of Araucária and Cremaq farms.

Inventories – the reduction of 60.3% in the inventories balance on June 30, 2013, in comparison to the previous year, from R$72.5 million to R$28.8 million, refers to the decrease of stored grains of harvest 2012/2013 and inputs inventories.

Biological Assets (current) – The balance of biological assets on June 30, 2013 was R$1.2 million, a 70.8% reduction in relation to R$4.1 million recorded in the prior year. The fair value of biological assets presented was determined using evaluation techniques – discounted cash flow method.

Recoverable Taxes (current) – the 18.0% reduction in the balance of fiscal and tax credits on June 30, 2013, in comparison to the previous year, from R$9.3 million to R$7.6 million, refers to PIS and COFINS credits, the latter one is based on the non cumulative regime in accordance with Law 10.637, of December 30, 2002 and Law 10.833, of December 29, 2003.

Transactions with Derivatives (current) – the increase in the balance of transactions with derivatives on June 30, 2013, from R$4.3 million on June 30, 2012, to R$17.1 million on June 30, 2013, refers to the realization of hedge  contracts of soybean harvest.

Biological Assets (non current) – the balance of biological assets on June 30, 2013 was R$36.6 million, a 15% increase in relation to R$31.9 million recorded in the previous year. The fair value of biological assets presented was determined using evaluation techniques - discounted cash flow method.

Marketable Securities – in the year ended June 30,2013, we recorded balance of R$17.9 million corresponding to the liquidity funds held as guarantee of financing obtained in December 2009 and June 2010 by Jaborandi Agrícola. On June 30, 2012, this balance was R$23.2 million.

Recoverable Taxes (non current) – in the year ended June 30, 2012, we assessed ICMS recoverable in the amount of R$22.8 million. On June 30, 2011, this balance was R$25.8 million.

Deferred Taxes – in the year ended June 30, 2012, we presented a balance of R$14.9 million, relating to deferred tax on tax loss of the rural activity, and in the year ended June 30, 2013, we presented a balance of 25.2 million.

Trade Accounts Receivable – in the year ended June 30, 2013, the balance of trade accounts receivable increased 164.4% in relation to the prior year, from R$12.7 million in 2012 to R$33.7 million in 2013. These amounts refer to the sale of Engenho Farm in 2008 and Araucária and Cremaq farms.

Investment Properties – the balance of investment properties, on June 30,2013, was R$339.1 million, reduction of 13.5% on prior year balance.

Investments – the balance of investments on June 30, 2013 was R$0.1 million, reduction of 83% in relation to the balance of R$0.4 million on June 30, 2012.

Property, Plant and Equipment – on June 30, 2013, the balance of property, plant and equipment was R$14.8 million, reduction of 5.0% in relation to the balance of R$15.6 million recorded on June 30, 2012. This reduction is mainly due to the increase in the opening and development of cultivation of Non Developed Areas.

Intangible Assets – the balance of intangible assets on June 30, 2013 was R$2.5 million, presenting a reduction of 6% in relation to the balance of R$2.7 million recorded on June 30, 2012.

Liabilities

Financing (current and non current) – the balance of financing increased 8%, from R$94.3 million on June 30,  2012 to R$101.9 million on June 30, 2013. This increase results from the contracting of short and long term financing for agricultural costing, machinery and planting of sugarcane and silo construction.

Acquisitions Payable – the decrease of 7.0% in the balance of acquisitions payable, from R$40.9 million on June 30, 2012 to R$43.6 million on June 30, 2013, refers to the payment of installments due for the purchase of farms.

Equity – our equity totaled R$586.9 million on June 30, 2013, an increase of 5% in relation to R$558.9 million recorded on June 30, 2012.

ATIVO	2012	AV 2012 (%)	2011	AV 2011 (%)	AH 2012/2011 (%)
Circulante
Cashaixa e equivalentes de caixa	67.464	9,2%	135.615	18,1%	50,3%
Clientes	60.655	8,2%	25.971	3,5%	133,5%
Estoques	72.558	9,9%	77.479	10,3%	6,4%
Ativos biológicos	4.111	0,6%	1.335	0,2%	207,9%
Créditos fiscais e tributários	9.331	1,3%	4.307	0,6%	116,6%
Operações com derivativos	4.327	0,6%	5.386	0,7%	19,7%
Despesas do exercício seguinte	450	0,1%	343	0,0%	31,2%
Outros ativos	260	0,0%	578	0,1%	55,0%
	219.156	29,79%	251.014	33,41%	12,69%

Não circulante
Ativos biológicos	31.931	4,3%	40.334	5,4%	20,8%
Títulos evalores mobiliários	23.197	3,2%	21.262	2,8%	9,1%
Sociedades coligadas e controladas		0,0%	7.118	0,9%	100,0%
Créditos fiscais etributários	22.803	3,1%	25.784	3,4%	11,6%
Tributos diferidos	14.960	2,0%	3.120	0,4%	379,5%
Créditos por venda de fazenda	12.759	1,7%	2.936	0,4%	334,6%
Propriedades para investimento	391.907	53,3%	383.687	51,1%	2,1%
Outros ativos	268	0,0%	94	0,0%	185,1%
	497.825	67,66%	484.335	64,47%	2,79%

Investimentos	410	0,1%	410	0,1%	0,0%
Imobilizado	15.764	2,1%	12.900	1,7%	22,2%
Intangivel	2.607	0,4%	2

					(%)

Fornecedores	4.151	0,56%	2.435	0,32%	70,47%
Empréstimos e financiamentos	43.067	5,85%	37.899	5,04%	13,64%
Obrigações trabalhista s	7.436	1,01%	4.801	0,64%	54,88%
Tributos a pagar	2.476	0,34%	767	0,10%	222,82%
Dividendos propostos	2	0,00%	2	0,00%	0,00%
Operações com derivativos	8.307	1,13%	2.918	0,39%	184,68%
Aquisições apagar	40.858	5,55%	57.521	7,66%	28,97%
Adiantamento de clientes	4.490	0,61%	5.909	0,79%	24,01%
	110.787	15,06%	112.252	14,94%	1,31%

Não circulante
Empréstimos e financiamentos	51.294	6,97%	55.436	7,38%	7,47%
Tributos diferidos	3.321	0,45%	6.168	0,82%	46,16%
Operações com derivativos	10.209	1,39%		0,00%	n.a .
Outros passivos	1.183	0,16%	492	0,07%	140,45%
	66.007	8,97%	62.096	8,27%	6,30%
Patrimônio líquido capital e reservas

atribuídos aos acionistas da controladora		0,00%		0,00%	n.a.
Capital social	584.224	79,40%	584.224	77,76%	0,00%
Reservas de capital	2.134	0,29%	996	0,13%	114,26%
Ajuste de avaliaçã o patrimonial	(6.920)	0,94%		0,00%	n.a.
Prejuizos acumulados	(20.470)	2,78%	(14.898)	1,98%	37,40%
	558.968	75,97%	570.322	75,91%	1,99%
Participações dos não controladores		0,00%	6.601	0,88%	100,00%

Total do Patrimônio Líquido	558.968	75,97%	576.923	76,79%	3,11%

Total do Passivo e Patrimônio Líquido	735.762	100,00%	751.271	100,00%	2,06%

	24,0%		23,2%

Consolidated Balance Sheet – comparison of the years ended  30, 2012 and 2011.

Assets

Cash and Cash Equivalents – in the year ended June 30, 2012, we presented a reduction of 50.3% in the balance of cash and cash equivalents, from R$135.6 million on June 30, 2011 to R$67.5 million on June 30,  2012. This decrease is mainly due to, (i) payment of installments related to the acquisition of rural properties; (ii) payment of loans and financing; and (iii) investments for improvements and development of new areas.

Trade Accounts Receivable – the increase of 133.5% in the balance of sales receivable on June 30, 2012, in comparison to the prior year, from R$25.9 million to R$60.6 million, refers to (i) the sales of grains of Harvest Year 2011/2012 and (ii) sale of Engenho Farm (short term).

Inventories – the reduction of 6.4% in the balance of inventories on June 30,  2012, in comparison to the prior year, from R$77.5 million to R$72.5 million, refers to the decrease of stored grains of harvest 2011/2012 and inputs inventories.

Biological Assets (current) – the balance of biological assets on June 30, 2012 was R$4.1 million, a 207.9% increase in relation to R$1.3 million recorded in the prior year. The fair value of biological assets presented was determined using evaluation techniques – discounted cash flow method.

Fiscal and Tax Credits (current) – the increase of 116.6% in the balance of  fiscal and tax credits on June 30, 2012, in comparison to the prior year, from R$4.3 million to R$9.3 million, refers to PIS and COFINS credit, the latter one is based on the non cumulative regime in accordance with Law 10.637, of December 30, 2002 and Law 10.833, December 29, 2003.

Transactions with Derivatives (current) – the reduction in the balance of transactions with derivatives on June 30, 2012, from R$55.4 million on June 30, 2011, to R$4.3 million on June 30,2012, refers to the realization of hedge contracts of soybean harvest.

Biological Assets (non current) - the balance of biological assets on June 30, 2012 was R$31.9 million, a decrease of 20.8% in relation to R$40.3 million recorded in the previous year. The fair value of biological assets presented was determined using evaluation techniques – discounted cash flow method.

Long Term Financial Investments – in the year ended June 30,2012, we recorded a balance of R$23.2 million corresponding to the liquidity funds held as guarantee of financing obtained in December 2009 and June 2010 by Jaborandi Agrícola. On June 30, 2011, this balance was R$21.3 million.

Associated and Subsidiary Companies – in the year ended June 30, 2011 we recorded the amount of the loan executed with Maeda Group, relating to the excess of transfers as advance for future capital increase in relation to our share capital of the investee company, in the amount of R$7.1 million, plus 1.35% per month of interest. On June 30, 2012, we had no balance in this account.

Fiscal and Tax Credits (non current) – in the year ended June 30, 2012, we assessed ICMS recoverable in the amount of R$22.8 million. On June 30, 2011, this balance was R$25.8 million.

Deferred Taxes - in the year ended June 30, 2011, we presented balance of R$3.1 million, related to deferred tax on tax losses of the rural activity, and in the year ended June 30,2012, we presented balance of 14.9% million.

Receivables for Sale of Farm – in the year ended June 30, 2012, the credit for sale of rural property increased 334.6% in relation to the prior year, from R$3.0 million in 2011 to R$12.7 million in 2012. These amounts refer to the sale of Engenho Farm in 2008.

Investment Properties – the balance of investment properties, on June 30, 2012, was R$391.9 million, increase of 2.1% on the prior year balance.

Investments – the balance of investments on June 30,  2012 was R$0.4 million, presenting the same balance on June 30, 2011.

Property, Plant and Equipment – on June 30, 2012, the balance of property, plant and equipment was R$15.7 million, increase of 22.2% in relation to the balance of R$12.9 million recorded on June 30, 2011. This increase results mainly from: (i) increase in opening and development of cultivation of Non Developed Areas; (ii) increase of the planted area of sugarcane; and (iii) silo construction in Cremaq Farm.

Intangible Assets – the balance of intangible assets on June 30,  2012 was R$2.6 million, decrease of 0.2% in relation to the balance of R$2.6 million recorded  on June 30,  2011.

Liabilities

Financing (current and non current) – the balance of financing increased 1.1%, from R$93.3 million on June 30, 2011 to R$94.3 million on June 30, 2012. This increase is due to the contracting of short and long term financing, for agricultural costing, machinery and planting of sugarcane and silo construction.

Acquisitions Payable – the decrease of 29.0% in the balance of acquisitions payable, from R$57.5 million on June 30, 2011 to R$40.9 million on June 30, 2012, refers to the payment of installments due for the purchase of farms.

Equity – our equity totaled R$558.9 million on June 30, 2012,a reduction of 3.1% in relation to R$576.9 million recorded on June 30, 2011.

10.2 – Operating and financial result

a.         Results of the issuer’s operations, in especial:

i.          description of any important components of revenue

Our sales and services revenue arises from (i) sale of rural properties; (ii) sale of sugarcane production; (iii) sales of grains production, namely, soybean, corn, rice and sorghum (iv) as well as from the leasing of land to our subsidiaries. The tables below show the breakdown of our gross revenue, in the years ended June 30, 2012 and 2013:

	2013	AV 2013 (%)	2012	AV 2012 (%)	AH 2013/2012 (%)
Revenues from Grains	128.941	42%	112.408	65%	15%
Revenues from Sugarcane	62.583	20%	41.260	24%	52%
Leasing Revenues	1.261	0%	513	0%	146%
Revenues from Farm Sale	122.713	40%	26.100	15%	370%
Other revenues	1.253	0%	359	0%	249%
Deductions from Gross Revenue	(8.391)	-3%	(8.322)	-5%	1%
Net Revenue from Sales	308.360	100%	172.318	100%	79%
Gain/loss on biological assets	2.289	1%	(417)	0%	n.a.
Gain/loss on agricultural products	1.659	1%	(2.663)	-2%	n.a.
Net Revenue	312.308	101%	169.238	98%	85%
Cost of Products Sales	(170.643)	-55%	(136.447)	-79%	25%
Cost of Farm Sales	(67.898)	-22%	(13.113)	-8%	418%
Gross Profit	73.767	24%	19.678	11%	275%

ii.         factors significantly affecting operating results

With the expansion of the planted area, our gross revenue from sales of grains and sugarcane has been increasing since the beginning of operations in 2007. In the year ended June 30, 2013, net revenue was R$312.3 million, increase of 85% in relation to the prior year.

b.         Changes in revenue attributable to changes in prices, foreign Exchange rate, inflation, changes in volumes and introduction of new products and services

Our main products are exposed to changes in prices of commodities, foreign Exchange rate and other indices linked to our debts.

Part of the volume of receivables is linked to US dollar quotation and, as a consequence, our revenues are impacted by the foreign Exchange rate variation. The production of some agricultural commodities  like soybean, cotton among others may be priced in reais or in US dollars by unit of weight. The exposure to US dollar occurs only when an agricultural commodity has its prices fixed in US currency by unit of weight. In this case, it is necessary the monitoring of foreign exchange exposure. To reduce these impacts on cash flow, we establish limits for foreign Exchange exposure, which cannot be above 5% (both call and put option) of the expected revenue for those commodities which are typically sold in US dollars.

Inflation, on the other hand, does not impact directly on the variation of our revenues, since our products are agricultural commodities  internationally traded, with quotations traded in stock Exchange, whose prices obey the local and worldwide offer and demand.

c.         Impact from inflation, from variation in prices of main inputs and products, from foreign Exchange and interest rate on the operating and financial result of the issuer

Some inputs necessary for the agricultural production, as pesticides, fertilizers, among others have their prices linked to US dollar. In these cases, the foreign Exchange exposure is generated between the date of definition of the input price(when  in US dollar) and the date of its payment.

To reduce these impacts on the cash flow, we establish limits for foreign Exchange exposure which cannot be above 5% (both call and put option) of the expected revenue for those commodities which are typically sold in US dollars.

The other costs, such as Manpower and general costs, are influenced by the inflation rates and may cause increase in the costs and expenditures with personnel, directly impacting our financial result.

10.3 - Events with significant effects, occurred and expected, on the financial statements

a.         Introduction or disposal of operating segment

There was no introduction or disposal of operating segment which caused significant effects on our financial statements in the last three years.

b.         Constitution, acquisition or sale of equity interest

In the last three years, the following acquisitions or sale of equity interest occurred:

On April 15, 2013, Banco Fator S.A., increased its position and holds 3,086,500 shares, or 5.28% of shares issued by the Company.

On August 22, 2012, Tradewinds Global Investors, LLC, decreased its position and holds 2,819,400 shares, or 4.83% of shares issued by the Company.

On July 9, 2012, Tradewinds Global Investors, LLC, decreased its position and holds 3,403,600 shares, or 5.82% of shares issued by the Company.

On March 30, 2012, Tradewinds Global Investors, LLC, decreased its position and holds 6,369,700 shares, or 10.90% of shares issued by the Company.

On December 7, 2011, Credit Suisse Hedging-Griffo Corretora de Valores S.A., decreased its position and holds 870,500 shares, or 1.49% of shares issued by the Company.

On December 5, 2011, Tradewinds Global Investors, LLC, increased its position and holds 9,613,500 shares, or 16.46% of shares issued by the Company.

In the last three years we constituted wholly owned subsidiaries in relation to our acquisition of farms. According to our business strategy, we purchase our farms by means of wholly owned subsidiaries. Previously to the purchase of a farm we constitute subsidiaries whose corporate purpose is the purchase and sale of properties, land, buildings and properties in rural and or urban areas and the purchase of the farm is carried out by the subsidiary. The constitution of the subsidiary, to the extent that it is  consolidated in our financial statements, does not impact on our consolidated financial statements. Upon the purchase of the farm by our subsidiary we recognize the purchased farm in our inventories of rural properties, as well as, as the case may be, the disbursement of cash for the purchase and the liability for installments related to the financed purchase of farms.

The table below presents, for the last three years, the subsidiary which made the purchase, as well as reference to table 6.5 of the Reference Form in which detailed information on the purchase of farms is provided (for further information, see table 6.5 of the Reference Form):

Name of the farm acquired or sold
	Location	Subsidiaries affecting the purchase	Reference to table 6.5
Alto Taquari	Alto Taquari/MT	Imobiliária Mogno Ltda.	Purchase of Alto Taquari Farm
Chaparral	Correntina/BA	Imobiliária Cajueiro Ltda.	Purchase of Chaparral Farm
Nova Buriti	Jamuária/MG	Imobiliária Flamboyant Ltda. e Buriti	Purchase of Nova Buriti Farm
Engenho	Maracaju/MS	Agropastoril Ltda.	Sale of Engenho Farm
Preferência	Barreiras/BA	Engenho de Maracaju Ltda.	Purchase of Preferência Farm
Horizontina	Tasso Gragoso/MA	Imobiliária Cajueiro Ltda.	Purchase of Horizontina Farm
São Pedro	Chap. Do Céu/GO	Imobiliária Araucária Ltda.	Sale of São Pedro Farm
Horizontina	Tasso Gragoso/MA	Imobiliária Cajueiro Ltda.	Sale of Horizontina Farm
Araucária	Mineiros/GO	Imobiliária Araucária Ltda.	Sale of part of Araucária Farm
Cremaq	Baixa Grande do Ribeiro/PI	Imobiliária Cremaq Ltda.	Sale of part of Cremaq Farm

As regards to possible future acquisitions, we cannot state, at the moment, that such events shall not result in significant effects on our financial statements.

c.         Unusual events or transactions

There were no unusual events or transactions which have caused significant effects on our financial statements in the last three years.

10.4 – Significant changes in accounting practices – Exceptions and emphasis in the auditor’s opinion

a.         Significant changes in the accounting practices

The consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPCs).

The consolidated financial statements have also been prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board.

Our Officers understand that our consolidated Financial Statements, for the year ended June 30, 2013, do not present significant changes in the accounting practices in relation to the prior year. Significant changes occurred in 2011 when the first consolidated annual Financial Statements were prepared in conformity with CPCs and IFRS, based on all the standards, review of standards and interpretations issued by the “International Accounting Standards Board, or IASB”.

b.         Significant effects of the changes in accounting practices

There were no effects for changes in the accounting practice in 2013.

c.         Exceptions and emphasis in the auditor’s opinion

The opinion on the financial statements for the year ended June 30, 2013, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, these practices differ from the IFRS, applicable to the separated financial statements, only in what refers to the assessment of investments in subsidiaries by the equity method, since for IFRS purposes, it would be by cost or fair value. Our opinion does not take exception due to this matter.

The opinion on the financial statements for the year ended June 30, 2012, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Brasilagro Companhia Brasileira de Propriedades Agrícolas, these practices differ from the IFRS, applicable to the separated financial statements, only in what refers to the assessment of investments in subsidiaries by the equity method, since for IFRS purposes, it would be by cost or fair value. Our opinion does not take exception due to this matter.

The opinion on the financial statements for the year ended June 30, 2011, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Brasilagro Companhia Brasileira de Propriedades Agrícolas, these practices differ from the IFRS, applicable to the separated financial statements, only in what refers to the assessment of investments in subsidiaries by the equity method, since for IFRS purposes, it would be by cost or fair value.

10.5 – Critical accounting policies

The accounting estimates and judgments are continually assessed and are based on historical experience and other factors, among which expectations of future occurrences considered reasonable under current circumstances.

Based on assumptions, the Company makes estimates in relation to the future. By definition, the resulting accounting estimates are seldom equal to the related actual results. The estimates and assumptions presenting  a significant risk, with probability of a significant adjustment in the book values of assets and liabilities for the next year, are contemplated below.

a)    Residual value and useful life of property, plant and equipment

The amounts and useful life of assets are assessed by specialists and, if necessary, adjusted at the end of each year.

The book value of an asset is immediately written-off to its recoverable value if the book value is higher than its estimated recoverable value.

b)    Contingencies

The Company is party in different judicial and administrative processes. Provisions are set up for all contingencies related to judicial processes representing probable losses (present obligation, resulting from past event in which an outflow of resources incorporating economic benefits to settle an obligation is probable, with reliable estimate of value). The assessment of loss includes the opinion of external legal advisors. Management believes that these contingencies are fairly presented in the financial statements.

c)    Warrants

The Company issued warrants to its founder shareholders in March 2006, before its initial public offering. In the prospect of the initial public offering, the Company disclosed that the issuance of warrants to its founder shareholders was a recognition for their work of founding the Company, for the entrepreneurship spirit, for having prepared the Company for the initial public offering and for having prepared the business plan, assuring their commitment with the Company’s development. The attribution of warrants to the founder shareholders was conducted on free basis.

The Company concluded that the warrants should be recorded in the scope of IFRS 2, as instrument of equity interest issued in Exchange for services rendered by others than its employees. Considering that all the warrants of first tranche could already be exercised before the transition date for IFRS (July 1, 2009) and that the Company had not disclosed the fair value of such warrants at the date of measurement the transition standards upon the initial application of IFRS result that the recognition and measurement standards of IFRS have not been applied for such warrants and the recording by the accounting standards former to the IFRS implementation were maintained . To the extent that according to the former accounting standards the warrants were not recorded, therefore they are not recorded in these financial statements.

To determine whether the warrants are in the scope of IFRS 2 or not, requires a judgment to assess the requirements set forth in the scope of this accounting standard.

d)    Biological assets

The fair value of the biological assets presented in balance sheet was determined using evaluation techniques, including the discounted cash flow method. The data for these methods are based on those practiced by the market, whenever possible, and when it is not feasible, a certain level of judgment is required to establish the fair value. Judgment includes considerations on the data as, for example, price, productivity, cost of planting and cost of production. Changes in the assumptions on these factors might affect the fair value presented in biological assets.

e)    Investments properties

The fair value of investment properties disclosed in the explanatory notes to the financial statements was obtained by means of appraisal report of the farms prepared by internal expert.

The evaluation was carried out through standards practiced in the Market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may vary.

Methodology used

The assessment to fair value on June 30,2013 and June 30, 2012 was conducted by experienced professionals who are the Company’s employees and no assessment by independent third parties was obtained for this base date.

To estimate the Market value of the Company’s farms for each of the properties the following was taken into consideration: (i) its level of development, (ii) the quality and age of soil and (iii) the capacity and agricultural potential.

The first step for the assessment, accordingly, was to carry out a detailed analysis of each farm allocating each hectare in different categories taking into consideration the three items mentioned above. As s second step, an assessment of the market value for each one of these categories in soybean bags was made.  The reference for this assessment was offers received from farms and also prices disclosed in specialized reports of wide circulation. This methodology resulted in value of each farm in soybean bags (index).

The estimated value of each farm in terms of the index (soybean bags) are reference amounts for a forward sales. Accordingly, as final step, the current and future prices of soybean for each one of the farms were estimated and carried out the adjustment to present value so as to measure the value of the properties for a non financed sale. The final value of each farm was therefore defined by multiplying the farm value in soybean bags by the present value of the soybean price.

The determined fair value disclosed corresponds only to the bare land for a non financed sale not including buildings and improvements.

f)     Deferred income tax

The Company recognizes deferred assets and liabilities based on the differences between the book value presented in the financial statements and the tax basis of assets and liabilities using the effective rates. The Company reviews on a regular basis the deferred tax on assets in terms of recovery possibility, considering the historical profit generated and the future taxable income projected, in accordance with a technical feasibility study.

10.6 – Internal controls related to the preparation of the financial statements– Level of efficiency and deficiency and recommendations included in the auditor’s report

a.         Level of efficiency of such controls,  indicating possible flaws and measures adopted to correct them

The Company believes that the level of efficiency of the internal controls adopted for the preparation of our financial statements is sufficient to assure the fairly presentation of our financial and equity position as well as the results of our operations.

The Company decided to implement the integrated management system SAP on July 1, 2009, in order to guarantee the quality and efficiency standards of our operations and internal controls systems, as well as the continuous improvement for the preparation of the financial statements.

With the continuous growth of our operations, an internal audit team was created in 2009, whose main purpose is to assure the quality standards that we establish and thus contribute for the continuous improvement of the preparation of the financial statements

In addition, we adopted controls on the use of derivative instruments. The main controls established on the use of derivatives include

- existence of policies defined by our Board of Directors;

- restriction in contracting transactions with derivatives which is not approved by our Officers of strategic development;

- maintenance of a centralized inventory of outstanding derivative contracts of responsibility of our Executive Board of strategic development;

- daily reporting of a risk report with the consolidated position to a group comprised of our Executive Board and some members of our Board of Directors;

- monthly monitoring by the Executive Board of strategic development of the fair values reported by the counter parties and the values estimated by management; and

- the fair value of the contracted derivatives is obtained in accordance with the Market in which they were contracted and also in which the instruments are inserted.

b.         Deficiencies and recommendations on the internal controls included in the independent auditor’s report

There are no recommendations on internal controls included in the independent auditor’s report

10.7 – Allocation of resources from public offerings of distribution and possible deviations

a.         How the resources arising from the offering were used.

Not applicable, since no public offering of distribution of marketable securities was carried out in the last three years and in the current year.

b.         If there were significant deviations between the effective application of resources and the application proposals disclosed in the prospects of the related distribution.

Not applicable, since no public offering of distribution of marketable securities was carried out in the last three years and in the current year.

c.         In case of deviations, the reasons for such deviations

Not applicable, since no public offering of distribution of marketable securities was carried out in the last three years and in the current year.

10.8 – Significant items not evidenced in the financial statements

a.         Description of assets and liabilities held directly or indirectly by the issuer which do not appear in our balance sheet (off-balance sheet items), such as:

i.              Commercial operating lease, assets and liabilities;

In the year ended June 30, 2013, we had no commercial operating lease, assets and/or liabilities.

ii.             Portfolio of receivables written off on which the entity holds risks and responsibilities, indicating related liabilities;

In the year ended June 30, 2013, we had no portfolios of receivables written-off on which the entity holds risks and responsibilities.

iii.        contracts of future purchase and sale of products or services;

As part of our commercial policy we do not carry out sales contract for future delivery of our estimated production.

Soybean

Soybean sales price may be determined by us, for the total or partial volume to be sold, up to the delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation in CBOT. The price established in US dollars is settled at the end of the commitment period in reais considering foreign exchange rates contractually defined some days prior to the date of financial settlement.

The terms of our contracts subject us to the payment of fines in case of non delivery of the committed volumes.

On June 30, 2013, we had commitments for 1,134 bags of soybean.

Contracts for supply of sugarcane between BrasilAgro and ETH Bioenergia

On March 6, 2008, we entered into contracts for exclusive supply to ETH Bioenergia, forcing on its turn ETH Bioenergia, to acquire our total production of two complete cycles of crop of sugarcane, of six agricultural years with five cuts, with the possibility of extending this period for one more complete agricultural cycle, through agreement between the parties. The duration of each cycle may be extended also by mutual agreement between the parties. One contract refers to the crop to be implemented by us in the area of approximately 5,577 ha in Araucária Farm and the second contract corresponds to the approximate area of 3,621 ha in Alto Taquari Farm.

The price of sugarcane ton, for purposes of the present contracts, shall be the one determined based on the ATR – Total Recoverable Sugar, per ton of sugarcane effectively delivered taking into consideration the production  mix of the industrial unit in question. Our contracts of sale of soybean and sugarcane are not recorded in the financial statements, since, according to the accounting practices, they are recorded upon the delivery of goods. Notwithstanding, such contracts are disclosed in the notes to the financial statements.

iv.        contracts of unfinished construction; and

In the year ended June 30, 2013, we had no contracts of unfinished construction.

v.         contracts of future receipt of financing.

In the year ended June 30, 2013, we had no contracts of future receipts of financing.

b.         Other items not evidenced in the financial statements.

Foreign Exchange Swap

We use foreign exchange swap to (i) hedge our receivables indexed in US dollars; and (ii) hedge of our guarantee margin generated by our put option of soybean in CBOT.

10.9 - Comments on items not evidenced in the financial statements

a.         How such items change or may change the revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements.

Soybean and Contracts for the supply of sugarcane between BrasilAgro and ETH Bioenergia

As regards to the sales contracts for future delivery of soybean, upon their realization (delivery date) they are recorded as the company’s revenue.

As regards to the Contracts for supply of sugarcane, upon their realization (delivery date), they will be recorded as the company’s revenue.

In relation to the costs of agricultural products object of the contracts, they will also be recognized upon the ownership transfer, with the issue of the tax documents and shipment of the products.

Foreign Exchange Swap

Our foreign exchange position may be positive or negative, which, as a consequence, will reflect positively or negatively in our financial result, upon its realization. Since our position, in the foreign exchange swap, is put option, the devaluation of real will generate financial loss; whereas, the appreciation of real will represent financial gain.

b.         Nature and purpose of the operation

We carry out sales contracts for future delivery of soybean to guarantee prices.

The Contract for supply of sugarcane guarantees the sale of the totality of our production.

The foreign exchange swaps  aim to (i) hedge  of our receivables indexed in US dollars; and (ii) hedge  of our guarantee margin generated by our put option of soybean in CBOT.

c.         Nature and amount of the obligations assumed and of the rights generated on behalf of the issuer due to the operation.

Soybean

Soybean sales price may be determined by us, for the total or partial volume to be sold, up to the delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation in CBOT. The price established in US dollars is settled at the end of the commitment period in reais considering foreign exchange rates contractually defined some days prior to the date of financial settlement.

The terms of our contracts subject us to the payment of fines in case of non delivery of the committed volumes.

Contracts for supply of sugarcane between BrasilAgro and ETH Bioenergia

In our contracts for exclusive supply to ETH Bioenergia,  ETH Bioenergia is forced to acquire our total production of two complete cycles of crop of sugarcane, of six agricultural years with five cuts, with the possibility of extending this period for one more complete agricultural cycle, through agreement between the parties. The duration of each cycle may be extended also by mutual agreement between the parties. One contract refers to the crop to be implemented by us in the area of approximately 5,577 ha in Araucária Farm and the second contract corresponds to the approximate area of 3,621 ha in Alto Taquari Farm.

Foreign exchange Swap

Our option in the foreign exchange swap  is put option in order to hedge  our obligations indexed to US dollar.

The table below presents our position in relation to the outstanding derivatives (in accordance with our commitments related to soybean, the contracts of exclusive supply of sugarcane and our foreign exchange swaps):

				2013
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivatives	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit
Currency US$	July -13	BM&F/NDF	Banks	-	(1.102)	2.290	(2.076)	214	27.375	US$
Currency US$	March-14	NDF	Banks	-	-	-	(784)	(784)	(5.288)	US$
Currency US$	June -14	NDF	Banks	-	-	110	-	110	983	US$
Currency US$	July -14	NDF	Banks	-	-	-	(508)	(508)	(12.137)	US$
Currency US$	July -14	Options	Banks	-	(632)		(632)	(632)	(12.394)

		Current		-	(1.102)	2.400	(2.860)	(460)	23.070	US$
		Non current		-	(632)	-	(1.140)	(1.140)	(24.531)	US$
		Total risk with currency		-	(1.734)	2.400	(4.000)	(1.600)	(1.461)	US$

Commodities:

Soybean CBOT	August-13	Soybean derivative	Trading Companies/Banks/CBOT	12	-	12	-	12	(29)	Bags
Soybean CBOT	May -14	Soybean derivative	Trading Companies/ Banks /CBOT	598	-	598	-	598	(181)	SBags
Soybean CBOT	July -14	Soybean derivative	Trading Companies/ Banks /CBOT	1.058	-	1.058	-	1.058	(606)	SBags
Corn CBOT	July -14	Corn derivative	Trading Companies/ Banks /CBOT	254	-	254	-	254	Sacas(114)
Soybean CBOT	July -14	Options	Trading Companies/ Banks /CBOT	402	-	402	-	402	(204)	SBags
		Current		610	-	610	-	610	(210)	SBags
		Non current		1.714	-	1.714	-	1.714	(924)	SBags
			Total risk with commodities	2.324	-	2.324	-	2.324	(1.134)	SBags
		Total risks		2.324	(1.734)	4.724	(4.000)	724	N.A.
	Margin		Margin deposits	208	-	14.071	-	14.071	-

		Current		818	(1.102)	17.081	(2.860)
		Non current		1.714	(632)	1.714	(1.140)
		Result from Derivatives		18.051	(24.438)	16.043	(21.006)

					2012
					Company		Consolidated		Total (R$)
Risk	Maturity	Strategy	Outstanding derivatives	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Volume / Position(000)	Unit
Currency US$	July -12	(ii)	NDF	Local banks	-	-	-	(6.928)	(6.928)	(11.030)	US$
Currency US$	-12	(ii)	NDF	Local banks	173	-	173	(31)	142	2.592	US$
Currency US$	-12	(i)	NDF	Local banks	-	-	68	-	68	983	US$
Currency US$	-13	(ii)	NDF	Local banks	-	-	-	(236)	(236)	(2.183)	US$
Currency US$	July -13	(ii)	NDF	Local banks	-	-	-	(343)	(343)	(9.945)	US$
Currency US$	July -12	(ii)	BMF	Local banks	-	-	-	(769)	(769)	(12.250)	US$
Option	July -13	(ii)	Option	Local banks	-	(196)	-	(196)	(196)	-	US$
				Trading Companies
Currency US$	July -13	(ii)	Option of USD		-	(37)	-	(37)	(37)	-	US$

			current		173	-	241	(8.307)	(8.066)	(31.833)
			Non current		-	(233)	-	(233)	(233)	-
			Total Risk with currency
			US$		173	(233)	241	(8.540)	(8.299)	(31.833)	US$

			Totalrisk		241	(10.209)	309	(18.516)	(18.207)
	Margin			Margin deposits	4.018	-	4.018	-	-
			current		4.259	-	4.327	(8.307)	-
			Non current		-	(10.209)	-	(10.209)	-
			Result from
			Dderivatives		367	(11.654)	386	(19.694)	-

												2011
				Outstanding		Parent company		Consolidated- Reais		Total - reais	Volume / position (000)	Unit
Ref.	Risk - US$	Maturity	Strategy	derivatives	Counter party	Receivable	Payable	Receivable	Payable	Net balance
1	Currency	December 2011	(i)	NDF	Local banks				(493)		1.153	US$
2	Currency	July 2011	(ii)	NDF	Local banks			1.844			(8.051)	US$
3	Currency	July 2011	(ii)	NDF	Local banks			202			(6.227)	US$
4	Currency	August 2011	(ii)	BM&F	Local banks			697			(16.250)	US$
Current								2.743	(493)	2.250
Total risk with foreign Exchange rate -Currency US$								2.743	(493)	2.250	(29.375)	US$
Commodities
5	Soybean	2012	(ii)	OTC soybean	International trading Companies		(2.425)		(2.425)		(1.097)	Bags
Margin						2643		2.643
Current							(2425)		(2.425)	218
Total risk with commodities - soybean (000 bags)						2643	(2425)		(2.425)	218	(1250)	Bags
Total Risks						2643	(2425)	5.386	(2.918)	2.032

References:

OTC – Swaps over the counter – Over the counter market

Strategy to which the instrument is related

(i)      Liability for the purcahse of farm

(ii)     Sales estimate of 2012 harvest

10.10 - Business plan

a.         Investments, including:

i.             Quantitative and qualitative description of the investments in progress and foreseen investments;

As main element of our business plan, we focus our investments on the acquisition, development, exploration and sale of rural properties with agricultural capacity. Among our realized and foreseen investments, we highlight:

Development of area for grains: The agricultural area of Jatobá, Chaparral, Cremaq and Horizontina farms amount to 82,058 hectares, of which 5,112 hectares were already able to cultivation of grains at the time of acquisition and 46,400 hectares were developed by us by means of transformation of Non Developed Areas into areas able to the cultivation of grains. The total development investment made in these areas on June 30, 2013, 2012, 2011, 2010, 2009 and 2008 was R$115.4 million, R$91.6 million, R$65.4 million, R$48.3 million, R$27.3 million and R$10.1 million, respectively.

Development of area for pasture: We started process of transformation of Preferência farm, its total useful area is 14,237 hectares and we plan to transform 100%  of this area into pasture and later in grains area. The development occurs by means of: (i)  transformation of the area covered by native vegetation or of degraded pasture into  pasture of high support to the intensive raising of cattle; and (ii) construction of the necessary improvements for the cattle raising (e.g. cattle pens, drinking fountains etc.). The total development investment made in these areas on June 30,2013 was R$10.6 million.

Development and planting of area for planting of eucalyptus:  Nova Buriti farm has 19,004 hectares of agricultural  area. Currently, this area is covered by native vegetation and our project is to develop it into an area proper for the planting of eucalyptus.

Development and planting of area for sugarcane: The farms addressed to the Project of planting of sugarcane are Araucária , Alto Taquari and São Pedro. The investment made in Araucária, Alto Taquari and São Pedro farms to  convert 1,078 hectares of pasture and 7,653 hectares of grains into areas proper for the planting of sugarcane was R$45.5 thousand.

Currently Alto Taquari and Araucária farms are 100% planted with sugarcane. The total development investment made up to June 30, 2013 was R$45.5 million.

Improvements: Since the beginning of our operations until June 30, 2012, we had invested R$28.5 million in the construction of houses, lodgings, warehouses, silos, roads and other improvements in our farms.

On June 30, 2012, 2011, 2010, 2009 and 2008 this investment was R$23.0 million, R$15.9 million, R$12.7 million, R$4.1 million and R$2.2 million, respectively.

Machinery and vehicles: Since the beginning of our operations until June 30, 2013, we had invested R$21.4 million on the acquisition of tractors, planters, harvesting and other agricultural implements.

On June 30,  2012, 2011, 2010, 2009 and 2008 this investment was R$21.4 million, R$14.7 million, R$7.5 million, R$5.9 million and R$3.0 million, respectively.

ii.            Source of investments financing

Our investments are carried out (i) with own resources; and (ii) through loans and financing contracted with development banks and/or governmental development bodies, since the rates practiced in these operations are more advantageous in relation to the rates practiced in the market. Among our financing sources, we may highlight:

Development of area for grains: Since the beginning of our operations until June 30,2013 total investment in the development of areas was R$115.4 million, of which R$56.6 million was financed by means of loans contracted from  Banco do Nordeste do Brasil and R$58.8 million was financed with own resources. On June 30, 2012  total investment in the development of areas was R$92.2 million. On June 30, 2011 total investment in transformation of areas into areas able for the planting of grains had been R$74.3 million.

Planting of sugarcane: Since the beginning of our operations until June 30, 2011,  total investment in planting of sugarcane had been R$44.9 million. On June 30, 2012  total investment in planting of sugarcane had been R$45.5 million. On June 30, 2013  total investment in planting of sugarcane had been R$45.5 million, of which R$15.9 million was financed by means of loans contracted from BNDES and R$29.6 million was financed with own resources.

Improvements: Since the beginning of our operations until June 30,2013, total investment in improvements had been R$28.5 million, of which R$1.3 million was financed by means of loans contracted from Banco do Nordeste do Brasil and R$27.2 million was financed with own resources. On June 30, 2012,  total investment in improvements had been R$23.0 million. On June 30, 2011  total investment was R$15.9 million and 100% financed with own resources.

Agricultural machinery and vehicles: Since the beginning of our operations until June 30, 2013, total investment in machinery was R$21.4 million, of which R$12.1 million was financed by loans contracted from BNDS and R$9.9 million was financed with own resources. On June 30, 2012, total investment in machinery was R$21.4 million. On June 30, 2011, total investment in machinery was R$14.7 million.

iii.        significant divestments in progress and foreseen divestments

Not applicable. We have no significant foreseen divestments or in progress.

b.         acquisitions already disclosed of plants, equipment, patents or other asset which may significantly affect the Company’s production capacity

Not applicable, since we have no plants, equipment, patents or other assets which may significantly affect the Company’s production capacity.

c.         new products and services, indicating:

i.          Description of researches in progress already disclosed;

Not applicable, since we have no researches in progress already disclosed.

ii.         Total amounts spent by the issuer in researches for development of new products or services;

Not applicable, since we have no expenditures for development of new products or services.

iii.            Projects in development already disclosed; and,

Not applicable, since we do not have projects in development already disclosed.

iv.            Total amounts spent by the issuer in the development of new products or services.

Not applicable, since we do not have researches of new products and services.

Annex II

Information required by Article 12 of the CVM Instruction 481/09.

13.1 – Description of the compensation policy or practice, including the non statutory board

a. objectives of the compensation policy or practice:

The policy of compensation practiced by our officers, including the members of the Board of Directors, the Fiscal Board and Statutory Directors aim to attract and retain distinguished professionals who can contribute to our sustainable growth. This policy is based on the best market practices according to periodical surveys, aligning our board and our stockholders interests.

The members of the Board of Directors and statutory Directors or not are eligible to a variable compensation which allows them the sharing of our risks and our results, due to a transparent policy that can achieve sustainable results.

The members of the Fiscal Board receive only fixed compensation, with no other bonus compensation.

b. composition of the compensation, indicating:

i. description of the compensation elements and the objectives of each one

a) Board of Directors and Fiscal Board

The members of the Board and of the Fiscal Board receive a fixed compensation, established in accordance with the market practices. The Fiscal Board is not entitled to the variable remuneration.

The objective of the remuneration given to the Board is to attract experienced professionals that can better guide the business of the Company, changing their collaborators efforts into profits to the stockholders.

b) Executive Board

The members of our Executive Board are entitled to a fixed and variable remuneration (bonus), which does not include share based compensation. However our Board participates in our stock Option Plan (“Stock Options”). The amounts paid as fixed compensation follow the market standard, making feasible the retention of distinguished professionals that add value to our results.

The objective of the short term variable compensation is to reward the executive based on the annual result, defined, by achieving fixed targets for the company and individual targets established for the same period. The long term variable compensation, based on stock options agreements, aim at rewarding the executive for the achieved result and its retention. The objective of the variable compensation is to align the executives’ interests with ours as well as with our stockholders.

ii. what is the proportion of each element in the total compensation

The compensation of the Fiscal Board is fixed.

For the Board of Directors the fixed compensation corresponds to approximately 70% of the total compensation and the variable compensation corresponds to about 30%.

For the Board the fixed compensation corresponds to approximately 70% of the total compensation of the Executive Board and the variable compensation  corresponds to about 30%. This percentage does not include the portion related to the share based compensation, whose program was approved in a Board Director Meeting on August 11th, 2010.

These percentages may vary depending on the changes of the Company achieved results during this period, given the sharing component of risks and results exiting at the variable compensation.

iii. Calculation and adjustment methodology of each one of the compensation elements

The compensation paid to our officers annually compared to the one practiced in the market, through surveys carried out by specialized external consulting companies, so that its competitiveness can be assessed and eventually to evaluate the need of adjustment in some compensation components. Moreover, the Executive Board salaries are adjusted in accordance with the inflation rate (collective agreements) once a year.

iv. reasons to justify the compensation composition

We adopted for the Board a model of the compensation composition that concentrates a significant part of the total compensation in the variable components (short or long term) , which is part of our policy in sharing the risks and the results with our main Executives.

In order to maintain the competitiveness of the compensation offered to the Board of Directors and to the Fiscal Board, we follow the market values. Based on this parameter, our Counselors establish the value of profit sharing of the Company’s Executives and Employees. They also establish the distribution among the Officers, individually, of the global annual portion of the compensation of the officers established by the General Meeting. The reasons set to justify the variable compensation of the Executive Board  are not applicable to others Company’s administrative bodies.

c. Main performance indicators which are taken into consideration to determine each compensation element :

To determine all the items of the Executive Board compensation it is considerate the performance and individual goals. The variable compensation is directly linked to the indicators of our Strategic Plan, which is approved by the Board of Directors and comprises the  defined targets for the period, especially those related to the financial results as, for example, sales, profitability, among others.

d. how the compensation is structured to reflect the evolution of the performance indicators

Our compensation policy is fixed or structured in order to reflect the performance evolution. The Fiscal Board compensation, as it is fixed, is not established by performance indicator, once these bodies compensation is fixed, based on the market values.

On the other hand, the officers are evaluated in a quantitative and qualitative basis, through the operational perspective and through the financial perspective. The evaluation is linked to the fulfillment of Individual Targets and to the achievement of the General Targets of the Company. We analyze and relate our performance to the performance of our Executive Board. Accordingly, we calculate the salary increases and the variations of the multiple salaries received as bonus to the performance shown in the evaluated period, according to each officer merit.

e. how the compensation policy or practice is aligned to the Company short, medium and long term interests:

The format of our compensation described above aims to encourage the collaborators to achieve the best profitability of the developed investments and projects, in order to align their interests with ours. In a short term perspective, we aim at obtaining such alignment through salaries and packages of benefits compatible with the market.

In medium term, we aim at obtaining such alignment through the bonus payment and the participation in the Company results to certain collaborators.

In long term, we aim at retaining qualified professionals through the granting of call options of their shares to the members of management.

Our policy of compensation aims at balancing the following Company interests:

•         Compatibility of our compensation costs with the market;

•         Strategic Alignment;

•         Creation of value; and

•         Talents attraction and retention.

For such, we consider that the collaborator maintains interest for a fair, transparent reward compatible with his performance.

f. existence of compensation supported by subsidiaries, or direct or indirect controllers:

There is no compensation supported by subsidiaries or direct or indirect controllers of the Company.

g. existence of any compensation  or benefit in connection with the occurrence of a certain corporate event , such as the sale of the Company corporate control:

There is no compensation or benefit in connection with the occurrence of certain corporate event, such as the sale of the Company's corporate control.

13.2 –Total compensation of the Board of Directors, statutory board and fiscal board

Fiscal year to be ended 06/30/2014 –Annual Values (estimated)
	Executive Board	Statutory Board	Fiscal Board	Total
Nº of members	9,00	4,00	3,00	16,00
Annual fixed compensation
Salary or pro-labore	900.000,00	2.600.00,00	260.000,00	3.760.000,00
Direct and indirect benefits	0,00	0,00	0,00	0,00
Participations in committees	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other fixed compensations	0,00	0,00	0,00	0,00
Variable compensation
Bonus	3.000.000,00	3.000.000,00	0,00	6.000.000,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Post-employment	0,00	0,00	0,00	0,00
Termination of the position	0,00	0,00	0,00	0,00
Share based	0,00	0,00	0,00	0,00
Note	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The numbers of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The numbers of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	3.900.000,00	5.600.000,00	260.000,00	9.760.000,00

Fiscal year ended 06/30/2013– Annual Values
	Executive Board	Statutory Board	Fiscal Board	Total
Nº of members	7,08	4,00	3,00	14,08
Annual fixed compensation
Salary or pro-labore	640.000,00	2.566.845,87	161.467,15	3.368.313,02
Direct and indirect Benefits	0,00	202.770,48	0,00	202.770,48
Participations in committees	0,00	0,00	0,00	0,00
Others	92.929,62	513.969,33	39.989,12	646.888,07
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	2.500.001,60	1.500.258,86	0,00	4.000.260,46
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Post - employment	0,00	0,00	0,00	0,00
Termination of the position	0,00	0,00	0,00	0,00
Share based	0,00	0,00	0,00	0,00
Note	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012
Total compensation	3.232.931,22	4.783.844,54	201.456,27	8.218.232,03

Compensation of the Fiscal Year on 06/30/2012 – Annual Values
	Executive Board	Statutory Board	Fiscal Board	Total
Nº of members	6,00	4,00	3,00	13,00
Annual fixed compensation
Salary or pro-labore	720.000,00	2.913.122,44	137.467,35	3.770.589,79
Direct and indirect Benefits	0,00	209.071,98	0,00	209.071,98
Participations in committees	0,00	0,00	0,00	0,00
Others	144.000,00	482.836,27	27.493,47	654.329,74
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	1.111.641,60	1.038.392,45	0,00	2.150.034,05
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Post-employment	0,00	0,00	0,00	0,00
Termination of the position	0,00	0,00	0,00	0,00
Share based	0,00	0,00	0,00	0,00
Note	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012
Total compensation	1.975.641,60	4.643.423,14	164.960,82	6.784.025,56

Total compensation of the Fiscal Year on 06/30/2011 – Annual Values
	Executive Board	Statutory Board	Fiscal Board	Total
Nº of members	8,00	4,00	3,00	15,00
Annual fixed compensation
Salary or pro-labore	796.000,00	2.259.400,00	99.819,00	3.155.219,00
Direct and indirect Benefits	0,00	184.270,62	0,00	184.270,62
Participations in committees	0,00	0,00	0,00	0,00
Others	159.200,00	460.946,67	19.763,80	639.910,47
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	0,00	1.334.542,93	0,00	1.334.542,93
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Post-employment	8,83	0,00	0,00	0,00
Termination of the position	0,00	0,00	0,00	0,00
Share based	0,00	0,00	0,00	0,00
Note	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with Circular Letter CVM/SEP/nº03/2012
Total compensation	955.200,00	4.239.160,22	119.582,80	5.313.943,02

13.3 – Variable compensation of the Board of Directors, Statutory Board and Fiscal Board

2014* (Estimated)	Board of Directors	Statutory Board	Fiscal Board	Total
Nº of members	9,00	4,00	3,00	16,00
Bonus
Minimum amount estimated in the compensation plan	1.000.000,00	1.000.000,00	0,00	2.000.000,00
Maximum amount estimated in the compensation plan	3.000.000,00	2.500.000,00	0,00	5.500.000,00
Estimated amount in the compensation plan If the established targets were achieved	3.000.000,00	2.500.000,00	0,00	5.500.000,00
Effectively Recognized amount	0,00	0,00	0,00	0,00
Profit sharing
Minimum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Estimated amount in the compensation plan If the established targets were achieved	0,00	0,00	0,00	0,00
Effectively recognized amount	0,00	0,00	0,00	0,00
2013*	Board of Directors	Statutory Board	Fiscal Board	Total
Nº of members	7,08	4,00	3,00	14,08
Bonus
Minimum amount estimated in the compensation plan	1.000.000,00	1.000.000,00	0,00	2.000.000,00
Maximum amount estimated in the compensation plan	2.500.000,00	2.100.000,00	0,00	4.600.000,00
Estimated amount in the compensation plan If the established targets were achieved	2.500.000,00	2.100.000,00	0,00	4.600.000,00
Effectively recognized amount	2.500.001,60	1.500.258,33	0,00	4.000.260,46
Profit sharing
Minimum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Estimated amount in the compensation plan If the established targets were achieved	0,00	0,00	0,00	0,00
Effectively recognized amount	0,00	0,00	0,00	0,00

2012*	Board of Directors	Statutory Board	Fiscal Board	Total
Nº of members	6,00	4,00	3,00	13,00
Bonus
Minimum amount estimated in the compensation plan	1.000.000,00	1.000.000,00	0,00	2.000.000,00
Maximum amount estimated in the compensation plan	2.100.000,00	2.100.000,00	0,00	4.200.000,00
Estimated amount in the compensation plan If the established targets were achieved	2.100.000,00	2.100.000,00	0,00	4.200.000,00
Effectively recognized amount	1.111.641,60	1.038.392,45	0,00	2.150.034,05
Profit sharing
Minimum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Estimated amount in the compensation plan If the established targets were achieved	0,00	0,00	0,00	0,00
Effectively recognized amount	0,00	0,00	0,00	0,00
2011*	Board of Directors	Statutory Board	Fiscal Board	Total
Nº of members	8,00	4,00	3,00	15,00
Bonus
Minimum amount estimated in the compensation plan	0,00	1.000.000,00	0,00	1.000.000,00
Maximum amount estimated in the compensation plan	0,00	2.060.000,00	0,00	2.060.000,00
Estimated amount in the compensation plan If the established targets were achieved	0,00	2.060.000,00	0,00	2.060.000,00
Effectively recognized amount	0,00	1.334.542,93	0,00	1.334.542,93
Profit sharing
Minimum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the compensation plan	0,00	0,00	0,00	0,00
Estimated amount in the compensation plan If the established targets were achieved	0,00	0,00	0,00	0,00
Effectively recognized amount	0,00	0,00	0,00	0,00

*  Brasilagro Fiscal Year comprises the period from  July 1st to June 30th of the subsequent year.

13.4 –Share based compensation plan board of directors and  statutory board

a. Terms and general conditions

Our plan was instituted on 10/29/2008 for the benefit of selected professionals according to exclusive criteria of the Board of Directors among our officers and Executives and those of our Subsidiaries.

Our plan is implemented and managed by our Board of Directors, who can, at their discretion, and through deliberations, complement its terms and conditions, provided that the limits and restrictions established by the Law, in the Company’s Bylaws, in the applicable regulation, in the Plan and in the guidelines established by the stockholders of the Company in a General Meeting, are complied with.

The options granted for subscription or acquisition of the Participants’ shares is carried out by Granting Programs. The Board of Directors is responsible for establishing the Granting Programs.

The Board of Directors  is responsible for establishing for each one of the  Granting Programs, according to the general criteria established in the Plan, (i) the total number of our shares object of the options to be issued in the context of the Plan; (ii) the terms and/or events for the option for subscription or acquisition of shares becomes exercisable; (iii) the price for the exercise of the option and the price restatement index up to the date of the exercise of the option (automatically applicable in the shortest periodicity set forth in law). The Board of Directors may, at any time, change the restatement index; (iv) the payment conditions of the exercise price; (v) the maximum term for the option exercise or the criteria to determine it; (vi) any restrictions to the trading of the subscribed or acquired shares due to the option exercise; and (vii) possible penalties.

The options granting in the terms of our Plan is individually carried out to each Participant, after the signature of the Granting Contracts executed between us and the Participant, which should specify, with no prejudice to other conditions established by the Board of Directors , the number of shares object of the granting, the conditions for acquisition of right to exercise the option, the final term for the exercise of the stock option, the price of the option exercise and the payment conditions.

Both the Plan, and each one of its Granting Programs and, consequently, the granted options based on them and the subscription of new shares arising from options, as the case may be, shall be subject to the Brazilian Corporation Law and the applicable regulation. Each  Participant should be committed to, by the signature of the Granting Contract, be subject to CVM regulation, specifically  CVM Instruction 358 and our Policy of Trading  of Shares Issued, if any.

The granting of options in the Plan context was occurred in the Board of Directors Meeting, on August 11th 2010, which established the price of the granting exercise in the amount of R$ 8.97 per share.

The options can only be exercised from 2 (two) years after the granting date, i.e., on August 12th, 2012, being effective for 5 (five) years from the granting date.

The options granting in the context of the Plan of Second Granting occurred in the Board of Directors  Meeting held on July 03rd. 2012, that established the price of the granting exercise in the amount of R$ 8.25 per share.

The options can be exercised from July 03rd. 2012, being effective for 5 (five) years from the granting date.

The options granting in the context of the Plan of Third Granting occurred in the Board of Directors  Meeting held on September 04th, 2012, that established the price of the granting exercise in the amount of  R$ 8.52 per share.

The options can only be exercised from 2 (two) years after the granting date, i.e., on September 04th 2014, being effective for 5 (five) years from the granting date.

b. Objective of the Plan

The stock option plan has the purpose to allow our officers and executives to acquire our shares, in order to foster the expansion, the success and consecution of our objectives, to align our stockholders’ interests to the ones of the Officers and Executives, and to encourage the Officers and Executives to substantially contribute for our success.

c. How the plan contributes for these objectives

The Stock Option Plan is structured in order to encourage our Officers and Executives that participate in the Plan to contribute for our success, since such Officers and Executives are directly benefited  by the valuations in the price of the shares issued by the Company after the options granting. Accordingly, the alignment of interests of our stockholders with our Officers and Executives is a way to reach the main objective of the Plan, that is, our growth, success and consecution of our objectives.

d. How the plan is inserted in the issuer’s compensation policy

The option plan is inserted in our compensation policy that aims at, in addition to the fair and reflected reward of the performance, the leverage of results for the company as well as the reward to our Executives.

The options granting to our Officers and Executives in the scope of the Plan, as well as the exercise of these options by the beneficiaries, are not related or linked to the fixed, variable compensation or profit sharing due to the Officers and Executives who participate in the Plan.

e. How the plan aligns the executives and the issuer’s interests in the short, medium and long term

Upon establishing the Granting Plan, we aim to strengthen the commitment of our Officers and Executives for the fulfillment of annual targets and results to be attained, resulting in a short time alignment of interests.

Effectively, before the convergence of interests existing in the Plan, our Executives are motivated to achieve the expected results also in the medium term, since this kind of bonus, where the Executives receive exercise option for the purchase of our shares, make the Executives aim at improving the results and valuation of our assets, with the consequent valuation of the shares price, thus maximizing their own gains.

Finally, there is a long term alignment of interest, since the vesting period ( two years) and the potential of valuation of shares object of the options also encourage the Officers to generate better long term  results, as well as to remain in the Company, that is, the Plan also help us to retain our main Executives for a longer period, which is essential to our management and long term strategies.

f. Maximum number of comprised shares

The shares options that may be granted after the investiture period according to the plan may grant rights on a number of actions not exceeding, at any time, the maximum and cumulative  amount of  2% (two per cent) of our shares at any time, which currently corresponds to 1,168,448 shares, including all the already granted options under the terms of the Plan, exercised or not, except for those that have been extinguished and not exercised, provided that the total number of shares issued  or that can be issued in the terms of the Plan are always within our authorized capital limit. In order to satisfy the exercise of the granted options in the terms of the Plan, we may, at the Board of Directors discretion, (i) issue new actions within our authorized capital limit, or (ii) sell our shares held in treasury.

g. Maximum number of options to be granted

As exposed in the above item, the stock options  granted by us in accordance with the Plan cannot grant rights on a number of shares exceeding,  at any time, the maximum and cumulative amount of 2% (two per cent) of our shares. Accordingly, the maximum number of options to be granted in the scope of the Plan may vary depending on the number of shares object of each option, as defined by the Board of Directors in the programs of share options granting.

h. Conditions for the acquisition of shares

The Participant of the Plan wishing to exercise his stock options should communicate, in writing, his intention and indicate the amount of shares that wishes to acquire, in accordance with the terms of the communication model to be disclosed by the Board of Directors. We will inform the participant the price of exercise to be paid, based on the number of shares informed by the participant, and our Management is entitled to take necessary measures to formalize the acquisition of the shares object of the exercise.

i. Criteria to establish the price of acquisition or exercise

The Board of Directors is entitled to establish the options exercise price, case by case, subject to the minimum price, in the term of the Plan, corresponding to the average quotation of our shares in the trading of BM&FBOVESPA, weighted by the trading volume during the last 30 (thirty) trading floors prior to the option granting.

j. Criteria to establish the exercise term

The Board of Directors  is entitled to establish the term for the exercise of the options, determining the investiture date and the period of exercise of the granted options.

Our effective Granting Program establishes that each option granted to the Participant will prevail during 3 (three) years from the date  in which the investiture period starts (“vesting”), thus defined the period in which the options granted to the Participants become available for exercise.

The date established by the Board of Directors as the opening date of the vesting period corresponds to August 12th 2012. Accordingly, the options granted to the Participants become available for exercise, in its totality, from the date defined for the opening of the vesting until the end of the term of 3 (three) years. Our effective  Granting Program provides that each option granted to the Participant shall be in effect for 3 (three) years from the related investiture date, established by the Board of Directors as being on August 12th 2012. The options granted to the Participants become available for exercise, in its totality, on the date of investiture until the end of the term of 3 (three) years.

k. Settlement form

The price of the exercise of the option shall be paid in accordance with the forms and terms established by the Board of Directors. While the price of the exercise is not fully paid, the shares acquired with the exercise of the option according to the terms of the Plan cannot be sold to third parties, except upon prior authorization of the Board of Directors, in this case the product of the sale will be addressed for the payment of the Participant debt with the Company.

The Participant shall pay us in cash, within 15 (fifteen) business days after the register of the shares in the Participant’s name in books of the financial institution subscriber of our shares, in the case of purchase and sale of our shares held in treasury; or (b) upon subscription of new shares by the Participant upon the subscription of new shares within the limit of the authorized capital, in which we may, at our discretion, lend the amount of the exercise price to the Participant, who shall, in this case, pay the principal value of this loan plus interest of  100% of CDI calculated between the date of disbursement and the date of the payment, within 15 (fifteen) business days from the loan disbursement.

i. Restrictions to the transference of shares

There are no restrictions to the transference of our shares acquired by the Participants through options granted due to the effective Granting Program. However, the Board of Directors may, at its own discretion, impose preceding terms and/or conditions for the exercise of the stock option, and impose restrictions to the transference of the acquired shares with the options exercise, and may grant us repurchase options or preemptive rights in case of disposal by the Participant of these same shares, until the end of the term and/or the fulfillment of the determined conditions.

m. Criteria and events that, when checked, will cause the suspension, alteration or extinction of the plan

Alteration and Suspension of the Plan. The Board of Directors may, at its discretion, by deliberations, change the terms and conditions of the Plan. It may also, whenever situations occur, in which, under the terms of the Law or regulations in force,  it is restricted or prevented  the trading of shares by the Participants, suspend the right to the exercise of the options by the Participants.

Extinction of the Plan. The Plan can be extinguished by our Stockholders or by the Board of Directors deliberation, however such extinction will not affect the effectiveness of the options still into force, previously granted, nor the prevalence of the  restrictions to the trading of the shares and/or to the preemptive right set by the Plan.

The Plan and the options granted based on it will be automatically extinguished in case of cancellation of the register of publicly held company, termination of trading of our shares in the over the counter market , organized market or stock market, dissolution or liquidation  of the Company.

Also, the options granted in the terms of the Plan will extinguish automatically, finishing all its effects of full right, in the following cases:

(i) by means of its full exercise;

(ii) after the expiration of the  effective term of the option;

(iii) in case of dissolution, liquidation or bankruptcy; or

(iv) in case of decease or retirement of the Participant.

n. Effects from the exit of the manager of the issuer’s body on the rights foreseen in the share based compensation plan

As set forth in the Plan, in the event of Dismissal of the Participant, by his initiative or by our initiative or from one of our Subsidiaries, for any reason, except for just cause, all the options granted and which are not yet exercisable, will be automatically extinguished, regardless of previous notice or indemnity. Notwithstanding, the Participant will be entitled to exercise the options already exercisable at the date of the Dismissal in the term determined by the Board of Directors, through the delivery of communication in writing.

In the event of dismissal of the Participant occurring for just cause, all the options granted to Participant will be automatically extinguished, regardless of previous notice or indemnity, either if exercisable or not at the date of the dismissal.

The dismissal does not comprise the following hypothesis: (i) change in our legal relationship with the Participant, provided that, after the mentioned change, the Participant is still considered Manager or Executive, as defined in item 3 of this Plan, (ii) decease or permanent disability, and (iii) retirement. Dismissal comprises the hypothesis of removal, replacement or non reelection as manager and termination of labor or services rendering contract.

* Decease or Permanent disability. In the event of decease or permanent disability of the Participant, the Board of Directors will decide whether the grace period of the options not yet exercisable will become immediately exercisable. The options which are already exercisable at the date of decease or permanent disability of the Participant may be exercised  by the heirs or successors of the Participant, by legal succession or by will testamentary disposition either by the executor of the estate, in the event of decease of the Participant, or by the Participant himself, in the event of permanent disability, in the term determined by the Board of Directors, through delivery of communication in writing.

* Retirement. In the case of the Participant’s retirement, the Board of Directors will decide if  the grace period of the options not yet exercisable will become immediately exercisable. The options already exercisable at the Participant’s retirement date may be exercised in the term determined by the Board of Directors, through the delivery of communication in writing.

13.5 – Participations in shares, quotas and other marketable securities convertible, held by the officers and fiscal council members – by body

Shares

Board of Directors

The Board of Directors’ members hold equity investments of 100% of Consultores Assets Management S.A., which holds equity investments of 100% of Consultores Venture Capital Uruguai S.A.

The Board of Directors’ members have 100% of equity investments in Nagifer, which holds 1.52% of the share capital of IFIS.

The members of the Board of Directors have 100% of equity investments in Nelamar, which holds 2.33% of the share capital of IFIS.

The members of the Board of Directors have 100% of equity investments in Consultores Venture Capital Uruguai S.A., which holds 13.93% of the share capital of IFIS.

The members of the Board of Directors have 100% of equity investments in Consultores Venture Capital Limited, which holds 2.07% of the share capital of IFIS.

The members of the Board of Directors have 100% of equity investments in Idalgir S.A, which holds 5.17% of the share capital of IFIS.

The members of the Board of Directors have 100% of equity investments in Agroinvestment S.A., which holds 12.11% of the share capital of IFIS.

The members of the Board of Directors have 34.80% of equity investments in IFIS Limited, which holds 100% of the share capital of Inversiones Financieras del Sur S.A.

The members of the Board of Directors have direct equity investments in Cresud of 1.17% of its share capital.

The members of the Board of Directors have direct and indirect equity investments of 38.18% in Cresud, which holds 100% of  Agrology and which, by its turn, holds 100% of Helmir S.A.

The members of the Board of Directors have equity investments of 100% in E. H. Capital Management Ltd., which holds 100% of the share capital of Cape Town.

The members of the Board of Directors have equity investments of approximately 0.01% in Jaborandi Propriedades Agrícolas S.A.

Executive Board

The members of the Executive Board have equity investments of approximately 0.02% of the share capital of Cresud.

The members of the Executive Board have equity investments of approximately 0.01% in the following subsidiaries: Imobiliária Araucária; Imobiliária Ceibo; Imobiliária Cremaq; Imobiliária Engenho de Maracaju; Imobiliária Flamboyant; Imobiliária Mogno; and Jaborandi Propriedades Agrícolas S.A.

Warrants

Board of Directors

Cresud, company in which the members of the Board of Directors own equity investments of 39.64%, as described above, holds 25,449 Warrants of the 1st Tranche and 25,449 Warrants of the  2nd. Tranche.

 Helmir, company 100% owned by Agrology, which, on its turn, is 100% held by Cresud, as described above, holds 38,551 Warrants of the 1st Tranche and 38,551 Warrants of the 2nd Tranche.

Executive Board

The members of the Executive Board have equity investments of approximately 0.02% of the share capital of Cresud, which, as described above, holds 25,449 Warrants of the 1st Tranche and 25,449 Warrants of the 2nd Tranche, in addition to owning equity investments of 100% of Helmir, which holds 64,000 Warrants of the 1st Tranche and 64,000 Warrants of the 2nd Tranche.

13.6 - Share based compensation of the board of directors and the statutory board

Share based compensation for the current financial year – First Granting
	Board of Directors	Statutory Board
Nº of members	x	5**
Granting of stock options	x	yes
Granting date	x	11/08/2010
Quantity of options granted	x	370.007
Term for the options to become exercisable	x	2 years
Maximum term for the exercise of the options	x	5 years
Restriction term to the shares transference	x	No restriction
Weighted average price of the exercise:	x	R$ 8,97
(a) Of the outstanding options in the beginning of the exercise	x	-
(b) Of the options lost during the financial year	x	-
(c) Of the options exercised during the financial year	x	-
(d) Of the options expired during the exercise	x	-
Fair value of the options on the granting date	x	R$ 6,16
Potential dilution in the case of the exercise of all of them	x	0,63%

Share based compensation estimated for the current financial year-Second Granting
	Board of Directors	Statutory Board
Nº of members	x	5**
Granting of stock options	x	yes
Granting date	x	03/07/2012
Quantity of options granted	x	315.479
Term for the options to become exercisable	x	03/07/2012
Maximum term for the exercise of the options	x	5 years
Restriction term to the shares transference	x	no restriction
Weighted average price of the exercise:	x	R$ 8,25
(a) Of the outstanding options in the beginning of the exercise	x	-
(b) Of the options lost during the financial year	x	-
(c) Of the options exercised during the financial year	x	-
(d) Of the options expired during the exercise	x	-
Fair value of the options on the granting date	x	R$ 3,60
Potential dilution in the case of the exercise of all of them	x	0,54%

Share based compensation estimated for the current financial year-Third Granting
	Board of Directors	Statutory Board
Nº of members	x	5**
Granting of stock options	x	yes
Granting date	x	04/09/2012
Quantity of options granted	x	315.479
Term for the options to become exercisable	x	2 years
Maximum term for the exercise of the options	x	5 years
Restriction term to the shares transference	x	no restriction
Weighted average price of the exercise:	x	R$ 8,52
(a) Of the outstanding options in the beginning of the exercise	x	-
(b) Of the options lost during the financial year	x	-
(c) Of the options exercised during the financial year	x	-
(d) Of the options expired during the exercise	x	-
Fair value of the options on the granting date	x	R$ 4,08
Potential dilution in the case of the exercise of all of them	x	0,54%

*The Board of Directors does not receive share based  compensation.

**The number of members of the Statutory Board informed in this item differs from the one informed in the table of item 13.2 because it includes a non statutory director.

13.7 – Information about the outstanding options held by the board of directors and the statutory board

Outstanding options in the end of the financial year ended 06/30/2013:

	Board of Directors	Statutory Board
Nº of members	[8]	5*
Options not yet exercisable
Quantity	-	-
Date in which they will be exercisable	-	-
Maximum term for the exercise of the options	-	-
Restriction term to the transference of shares	-	-
Weighted average price of the exercise	-	-
Fair value of the options in the last day of the financial year year	-	-
Exercisable options
Quantity	-	1.000.965
Maximum term for the exercise of the options	-	04/[0]9/[2][0][1][5]
Restriction term to the transference of shares	-	n/[a]
Weighted average price of the exercise	-	[8,52]
Fair value of the options in the last day of the financial year	-	[11,07]
Fair value of the options in the last day of the year	-	11.080.682,55

*The numbers of members of the Statutory Board informed in this differs from the one informed in the table of item 13.2 because it includes a non statutory director.

13.8 – Options exercised and delivered shares related to the share based compensation of the board of directors and statutory board

We do not make share based compensation that are granted to our executives. We have, however, a stock option plan, whose exercise by the executives has not yet occurred, since the investiture period has not yet elapsed.

13.9 – Necessary information for the understanding of data disclosed in items 13.6 to 13.8 – Pricing method of the value of the shares and of the options

For the pricing of the options it was used the criterion of average quotation of the Company shares in the trading  of  (BOVESPA) – São Paulo Stock Exchange- weighted by the trading volume  during the last 30 (thirty) trading floors previous to the granting of the option.

The other information related to the options is on the table below:

	First granting	Second granting	Third granting
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Price of exercise (R$/share)	8,97	8,25	8,52
Price in the stock market on the grating date (R$/share)	9,60	7,69	8,50
Market price of the share at the end of the year	11,07	11,07	11,07
Interest rate, free of risks %	11,36	9,37	9,12
Contractual time of exercise	5 years	5 years	5 years
Expected dividend yield %	1,00	0,50	0,50
Volatility of the shares in the market %	67,48	41,62	40,50
Quantity of outstanding options	370.007	315.479	315.479
Quantity of options to be exercised	370.007	315.479	315.479
Estimated fair value on the date of granting (R$/share)	6,16	3,60	4,08

13.10 – Information about pension plans granted to the members of the Board of Directors and to the Statutory Board

There are no effective pension plans granted to the members of our Board of Directors and Officers.

13.11 – Maximum, medium and minimum individual compensation of the board of directors, of the statutory board and of the fiscal board

	Statutory Board
	30/06/13	30/06/12	30/06/11
Nº of members	4,00	4,00	4,00
Amount of the highest compensation	1.386.844,18	1.131.270,69	1.256.372,60
Amount of the lowest compensation	835.405,18	738.157,74	739.511,33
Average Amount of the compensation	1.016.776,18	865.763,75	898.485,73

	Board of Directors
	30/06/13	30/06/12	30/06/11
Nº of members	7,08	6,00	8,00
Amount of the highest compensation	1.303.641,60	176.000,00	184.000,00
Amount of the lowest compensation	142.000,00	44.000,00	68.000,00
Average Amount of the compensation	448.517,66	90.000,00	99.500,00

	Fiscal Board
	30/06/13	30/06/12	30/06/11
Nº of members	3,00	3,00	3,00
Amount of the highest compensation	50.980,80	44.873,60	33.273,00
Amount of the lowest compensation	33.512,05	13.863,75	33.273,00
Average Amount of the compensation	40.366,79	34.366,84	33.273,00

13.12 –Compensation or indemnity mechanisms for the executives in case of removal from position or retirement

We do not have contractual agreements, insurance policies or other instruments that structure compensation or indemnity mechanisms for the executives in case of removal from position or retirement.

13.13 – Percentage in the total compensation held by executives and members of the fiscal board who are related parties to the controllers

2013

Body	Total compensation	Percentage of compensation of related parties to the controllers in the total compensation of the Body
Executive Board	4.783.844,54	-
Board of Directors	3.232.931,22	79,11%
Fiscal Board	201.456,22	-

2012

Body	Total compensation	Percentage of compensation of related parties to the controllers in the total compensation of the Body
Executive Board	4.643.423,14	-
Board of Directors	1.945.641,60	76,42%
Fiscal Board	164.960,82	-

2011

Body	Total compensation	Percentage of compensation of related parties related to the controllers in the total compensation of
Executive Board	4.309.517,38
Board of Directors	974.400,00	66,33%
Fiscal Board	105.229,80	-

13.14 – Compensation of executives and members of the fiscal board , grouped by body, received for any reason other than the position occupied

Not applicable, since no member of the Board of Directors, of the Executive Board or of the Fiscal Board were compensated by different positions than the occupied one.

13.15 – Compensation of executives and members of the fiscal board recognized in the result of controllers, direct or indirect, companies under joint control and of subsidiaries of the issuer

There are no amounts paid as compensation to the members of our Board of Directors, Fiscal Board and Statutory Board recognized in the result of the controllers, direct or indirect, of companies under joint control and/or of our subsidiaries.

ANNEX III

Information indicated in annex 9-1-II to CVM Instruction 481, due to the proposal of allocation of net income for the year ended June 30, 2013 and the distribution of dividends.

1. Inform the net income for the year.

According to the Company’s financial statements disclosed with the approval of its annual results by the Company’s Board of Directors, on September 3, 2013, related to fiscal year 2013, the Company assessed result of R$28,726,768.99 (twenty-eight million seven hundred twenty-six thousand, seven hundred sixty-eight reais and ninety-nine centavos), which, deducting  prior years losses and adjusted as set forth in Law 6,404/76 (“Corporate Law”), totals the amount of R$7,844,522.62 (seven million, eight hundred forty-four thousand, five hundred twenty-two reais and sixty-two centavos).

2. Inform the global amount and the value per share of dividends, including anticipated dividends and interest on own capital already declared.

On September 02, 2013, the Company’s Board of Directors approved the payment of dividends in the amount of R$1,961,130.65  (one million, nine hundred and sixty-one thousand, one hundred thirty reais and sixty-five centavos), corresponding to R$0.033568129 per share, to be included in the mandatory minimum dividend for fiscal year 2013.

In addition, the Management proposes to the Company’s Annual Shareholders’ Meeting the additional payment of dividends in the amount of R$3,922,261.31 (three million, nine hundred twenty-two thousand, two hundred sixty-one reais and thirty-one centavos), corresponding to R$0.067136258 per share, which, added to the above mentioned minimum dividends, total R$5,883,391.96 (five million, eight hundred eighty-three thousand, three hundred ninety-one reais and ninety-six centavos), corresponding to R$0.100704387 per share.

The payment of the dividends shall be made on a date to be established by Board of Directors during the current fiscal year and before its closing on June 30, 2014.

3. Inform the percentage of distributed net income for the year.

If the Management proposal for distribution of dividends in the amount of R$5,883,391.96 (five million, eight hundred eighty-three thousand, three hundred ninety-one reais and ninety-six centavos), corresponding to R$0.100704387 per share, is approved, this amount will represent a distribution of 75% of the 2013 Net Income as dividends on behalf of the Company’s shareholders.

4. Inform the global amount and the value per share of distributed dividends based on prior years’ profit

Not applicable.

5. Information, deducted of prepaid dividends and interest on own capital already declared, about:

(a) of dividend gross amount and interest on own capital, on segregated basis, per share of each type and class;

All the Company’s share capital is distributed solely in common shares. As a result, the dividends proposed by the Management in the amount of R$5,883,391.96 (five million, eight hundred eighty-three thousand, three hundred ninety-one reais and ninety-six centavos) correspond to R$0.100704387 per common share issued by the Company.

(b) form and term of dividends  and interest on own capital payment ;

The dividends in the amount of R$5,883,391.96 (five million, eight hundred eighty-three thousand, three hundred ninety-one reais and ninety-six centavos) correspond to R$0.100704387 per common share issued by the Company.

The dividends, if approved at the Special Shareholders’ Meeting, will be paid on a date to be established by the Board of Directors during the current fiscal year and before its closing on June 30, 2014. Dividends shall be paid to those holding the Company’s shareholding position on the date resolved by the Board of Directors, about which the shareholders will be informed in due time, and the Company’s shares will be traded “ex” dividends in accordance with the above-mentioned declaration.

(c) possible incidence of restatement and interest on the dividends and interest on own capital; and

There will be no restatement or addition on the amount of the dividends herein proposed, up to the date of its payment.

(d) date of declaration of payment of dividends and interest on own capital considered for identification of the shareholders who will be entitled to receive them.

See item (b) above.

6. In case of declaration of dividends or interest on own capital based on profits assessed in semiannual balance sheets or shorter periods, inform: (a) the amount of dividends or interest on own capital already declared; and (b) the date of the related payments.

Not applicable.

7. Provide comparative table indicating the following values per share of each type and class:

(a) net income for the year and for the  3 prior years

Year	Net Income (Loss)	Income (loss) per common share

2010	(R$15,834,478.32)	(R$0.27)
2011	R$26,868,758.90	R$0.46
2012	(R$5,573,200.05)	(R$0.10)
2013	R$8,257,392.23	R$0.14

(b) dividend and interest on own capital distributed in the 3 prior years.

Year	Dividends Distributed	Value per common share

2010	No distribution	n.a
2011	No distribution	n.a
2012	No distribution	n.a
2013	R$5,883,391.96	R$0.100704387

8. In case of allocation of profits to legal reserve:

(a) information on the amount allocated to legal reserve.

Of total net income, R$412,758.61 (four hundred twelve thousand, seven hundred fifty-eight reais and sixty-one centavos) are allocated to the legal reserve.

(b) details on the form of calculation of legal reserve.

The amount allocated to the constitution of Legal Reserve corresponds to five percent (5%) of the 2013 Net Income.

9. In case the Company has preferred shares with right to fixed or minimum dividends, information about: (a) the form of calculation of fixed and minimum dividends; (b) if the profit for the year is sufficient for the full payment of fixed and minimum dividends; (c) if possible unpaid portion is cumulative; (d) the global amount of fixed or minimum dividends to be paid to each class of preferred shares and (e) fixed or minimum dividends to be paid by preferred share of each class

Not applicable.

10. In relation to the mandatory dividend:

(a) describe the calculation form set forth in By Laws.

Pursuant to Clause 36 of the Company’s ByLaws, the allocation of net income for the year is calculated after deducting the participations referred to in Article 190 of the Corporate Law and in Paragraph 2 of this Article, adjusted for purposes of dividends calculation, in the terms of Article 202 of the same law, subject to the following order of deduction: (a) 5% (five per cent), at least, to legal reserve, up to reaching 20% (twenty per cent) of the share capital. In the year in which the balance of legal reserve plus the amounts of capital reserve exceeds 30% (thirty per cent) of the share capital, the allocation of part of the net income for the year to legal reserve will not be mandatory; (b) portion necessary  for the payment of mandatory dividend cannot be lower than 25% (twenty five per cent) , in each year, of annual adjusted net income, as set forth in Article 202 of the Corporate Law; (c) the remaining portion of the adjusted net income may be addressed to the Reserve for Investment and Expansion, based on capital budget approved by the  General Meeting, as set forth in Article 196 of the Corporate Law.

(b) inform whether it is being fully paid.

Yes.

(c) inform the amount eventually held.

Not applicable.

11. In case of retention of mandatory dividend due to the financial position of the company, provide:

(a) the amount of the retention; (b) detailed description of the company’s financial position, approaching, included, aspects related to the liquidity analysis, to the working capital and positive cash flows and (c) justification for the retention of dividends.

Not applicable.

12. In case of allocation of result to reserve for contingencies, inform: (a) the amount addressed to the reserve; (b) the loss considered probable and its cause; (c) the explanation why the loss was considered probable and (d) the justification for constitution of reserve.

Not applicable.

13. In case of  allocation of result to unrealized profits reserve, inform: (a) the amount addressed to unrealized profits reserve and (b) the nature of unrealized profits which gave origin to the reserve.

Not applicable.

14. In case of allocation of result for statutory reserves, provide:

(a) description of the statutory clauses which establish the reserve.

Article 36 – Item C of Bylaws.

(b) the amount addressed to the reserve.

The amount addressed to  the reserve for investments and expansion was R$1,961,130.65 (one million, nine hundred and sixty-one thousand, one hundred and thirty reais and sixty-five centavos).

(c) description of the calculation form of the amount.

Corresponds to approximately  twenty five per cent (25.0%) of the Adjusted Net Income

15. In case of retention of profits foreseen in capital budget: (a) identify the amount of the retention and (b) provide copy of the capital budget.

Not applicable.

16. In case of allocation of result to the reserve of tax incentives, provide: (a) the amount addressed to the reserve and (b) explanation of the nature of allocation.

Not applicable.

ANNEX  IV

Information indicated in the items  12.6 to 12.10 of the Reference Form, due to the proposal about the election of the members of the Board of Directors and Audit Board of the Company.

12.6 / 8 – Composition and professional experience of the executives and of the audit board

Board of Directors

Name	Age	CPF or Passport	Profession	Elective Position Held	Date of Election	Take Office Date	Mandate term	Other Positions or Functions exercised in the Issuer	Elected by the Controller
Alejandro G. Elsztain	46	232.445.688-58	Agricultural Engineer	Effective Member of the Board of Directors	27/10/11	27/10/11	2 years	Does not exercise other functions or positions	Yes
Saul Zang	66	04533949M	Lawyer	Effective Member of the Board of Directors	27/10/11	27/10/11	2 years	Does not exercise other functions or positions	Yes
Isaac Selim Sutton	51	047.010.738-30	Economist	Effective Member of the Board of Directors	27/10/11	27/10/11	2 years	Does not exercise other functions or positions	Yes
Gabriel Pablo Blasi	51	14222826N	Business Administrator	Effective Member of the Board of Directors	27/10/11	27/10/11	2 years	Does not exercise other functions or positions	Yes
David Alberto Perednik	55	13.417.354	Accountant	Effective Member of the Board of Directors	N/A	N/A	2 years	Does not exercise other functions or positions	Yes
João de Almeida Sampaio Filho	45	071.526.218-10	Economist	Effective Member of the Board of Directors	27/10/11	27/10/11	2 years	Does not exercise other functions or positions	No
Eduardo S. Elsztain	52	14014114N	Businessman	Chairman of the Board of Directors	27/10/11	27/10/11	2 years	Does not exercise other functions or positions	Yes
Robert Charles Gibbins	43	232.008.438-02	Investment Manager	Vice President and Independent Member of the Board of Directors.	27/10/11	27/10/11	2 years	Does not exercise other functions or positions	No

Alejandro G. Elsztain: Mr. Alejandro G. Elsztain serves as second vice-chairman of IRSA and Cresud. He is also executive vice-chairman of Alto Palermo S.A. (APSA). He is also CEO of Fibesa S.A. and vice-president of Nuevas Frontertas S.A. and others. Alejandro Elsztain is the brother of our chairman Eduardo S. Elsztain. Mr. Elsztain has a degree in Agricultural and Livestock Engineering from the Universidad de Buenos Aires. He has no criminal or administrative convictions preventing him from exercising management positions.

Saul Zang: Mr. Saul Zang was the founder of the law firm Zang, Bergel y Viñes and the first vice-chairman of Cresud, IRSA, Alto Palermo S.A. (APSA), vice-chairman of Puerto Retiro and Fibesa and director of Banco Hipotecário S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A amoung others. Mr. Zang holds a degree in law from Universidad de Buenos Aires. Mr. Zang owns 15% of Consultores Asset Management, the company that renders advisory services to Cresud. He has no criminal or administrative convictions preventing him from exercising management positions.

Isaac Selim Sutton: Mr. Isaac Selim Sutton holds a degree in economics from the Universidade de São Paulo (USP). He was an executive officer at the Safra Group’s holding company from 1994 to 2009, where he participated in several privatizations and investments, as well as joint ventures in several sectors. He is currently a member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas. From 1995 to 2008, he was a member of the Board of Directors, Alternate to the Chairman of the Board and Coordinator of the Audit Committee, at Aracruz Celulose S/A. He has also served on the Boards of Bardella S/A, DPVAT S/A, Telenorte Celular, TIM Participações S/A, Veracel Celulose S/A, BR Properties S/A, Gevisa S/A and Celma S/A, and on the Fiscal Councils of TIM Sul, Têxtil Renaux and TIM Nordeste. He has no criminal or administrative convictions preventing him from exercising management positions.

Gabriel Pablo Blasi: Mr. Gabriel Pablo Blasi holds a degree in business administration from the University of CEMA (Centro de Estudios Macroeconómicos Argentino) and a graduate degree in finance from the Austral University in Argentina. He started his career in 1989 at Citibank, where he was as a Senior Trader for seven years. He then worked as treasurer at Buenos Aires Branch plc and at Lloyds Bank plc in Buenos Aires. Mr. Blasi has over 20 years of experience in investment banking and capital markets, having worked at Banco Río (BSCH). He was the manager of Rio Valores Sociedad de Bolsa, CFO of the Carrefour Group in Argentina and of Goyaique SACIFIA and former CFO of Cresud, IRSA and Alto Palermo. He has no criminal or administrative convictions preventing him from exercising management positions.

David Alberto Perednik: Mr. Perednik holds a degree in Accounting from the University of Buenos Aires. He worked at several companies, including Marifran Interncional S.A., subsidiary of Louis Dreyfus, where he served as Financial Manager between 1986 and 0997. He also served as senior advisor to Deloitte & Touche between 1983 and 1986, and since 1997 he has been the Chief Administrative Officer of IRSA and Alto Palermo. He has no criminal or administrative convictions preventing him from exercising management positions.

João de Almeida Sampaio Filho: Mr. João de Almeida Sampaio Filho, earned a degree in Economics from the Fundação Armando Álvares Penteado (FAAP) in 1987 and owns farms in the states of Paraná, São Paulo and Mato Grosso. He has served as President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture (CNA) and President of the National Rubber Sector Chamber. Nominated by President Fernando Henrique Cardoso as a member of the National Agricultural Policy Council, Mr. Sampaio was President of the Brazilian Farmers’ Association (SRB) between 2002 and 2007 and is currently the São Paulo State Secretary of Agriculture. He has no criminal or administrative convictions preventing him from exercising management positions.

Eduardo S. Elsztain: Mr. Eduardo S. Elsztain is our chairman. He has been engaged in the real estate industry for more than 20 years. He founded Consultores Asset Management (formerly denominated Dolphin Fund Management). He is Chairman of the Board of Cresud, IRSA, Banco Hipotecario S.A., Alto Palermo S.A. (APSA), Tarshop S.A. and BACS Banco de Crédito & Securitización, which are companies operating in the Argentinean real estate sector, with activities in the commercial building, shopping center, hotel, apartment block and residential project segments and banking related activities. Mr. Elsztain is the brother of Alejandro S. Elsztain,and studied Economic Science in the University of Buenos Aires . He has no criminal or administrative convictions preventing him from exercising management positions.

Robert Charles Gibbins: Mr. Robert Gibbins is graduated in Finance at the University of Pennsylvania, From 1992 to 1994 worked in JP Morgan, performing in the fixed income and foreign exchange derivatives market and from 1994 to 2003 was at Lehman Brothers. In 2003 he constituted the global investment fund Autonomy Capital Research LLP. He has no criminal or administrative convictions preventing him from exercising management positions.

Fiscal Board

Name	Age	CPF or Passport	Profession	Elected Occupied Position	Date of Election	Date of Take Office	Term of the Mandate	Other Positions or Duties in the Issuer	Elected by the Controller
Fabiano Nunes Ferrari	39	186.583.958-20	Lawyer	Effective Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Eduardo Tunchel	27	358.134.858-64	Lawyer	Effective Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Ivan Luvisotto Alexandre	30	307.599.448-06	Lawyer	Effective Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Roberto Bedrikow	51	089.427.188-17	Lawyer	Alternate Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Gabriel Herscovici Junqueira	26	176.635.488-25	Lawyer	Alternate Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Daniela Gadben	35	223.422.038-61	Lawyer	Alternate Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A

Fabiano Nunes Ferrari holds a Law degree from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association.

Eduardo Tunchel holds a Law degree from the Catholic University of São Paulo (PUC-SP) and a specialist degree in Corporate Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP). An associate lawyer at Suchodolski Law Firm, he acts in the fields of Corporate Law, Real-estate Law, International Law and Agreements, assisting foreign and domestic clients in corporate restructuring plans, commercial agreements and real-estate developments. Also legal counsel for the Brazil-Israel Chamber of Commerce and Industry .

Ivan Luvisotto Alexandre holds a Law degree from the University of São Paulo (USP) and a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP). A partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, having assisted Brazilian and foreign companies in structuring their investments in Brazil or abroad. Also the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

Roberto Bedrikow holds a Law degree from the University of Geneva, Switzerland and the University of São Paulo (USP), as well as a LLM degree from the University of Law of Leicester, England. An attorney at Suchodolski Law Firm, he specializes in International Law, Agreements, International Labor Law and Digital Law (electronic certification)

Gabriel Herscovici Junqueira holds a Law degree and is obtaining his Master’s degree in procedural law and arbitration from the University of São Paulo (USP). An associate attorney at Suchodolski Law Firm, he specializes in the fields of International Law, Corporate Law, Civil Law and Litigation with emphasis on alternative dispute resolution techniques. Honorary member of the Brazilian Arbitration Students’ Association (ABEARB) since its creation.

Daniela Gadben holds a Law degree from the University of São Paulo (USP) and a LLM degree from the London School of Economics and Political Science. An attorney at Suchodolski Law Firm, acting in the fields of Corporate Law and International Law.

12.7 – Composition of the statutory committees and audit, financial and compensation committees

According to the By Laws, our board of directors may establish one or more technical or advisory committees for specific purpose and with specific duties, whose members may or not include our officers or executive officers. Our board of directors must establish the rules applicable to those committees, including  rules for their composition, mandates, compensation and operation. Such committees are advisory committees and not deliberative by nature. The following advisory committees are currently established and active:

Compensation Committee

The Compensation Committee was established on March  1, 2012, and is composed of the following members, also elected at this date: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. According to its by-laws, the Compensation Committee provides advisory assistance to the Board of Directors, including as regards to the compensation determination and benefits to our officers and executive officers. Its activities include (i) submit the proposals to the Board of Directors as regards to the officers and executive officers compensation, (ii) advise the Board of Directors in relation to the granting of stock options or warrants to the executives and employees and (iii) advise the Board of Directors in relation to the plans of profit sharing involving our executives and employees.

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members, also elected at this date: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. According to its by-laws, the Executive Committee provides advisory assistance to the Board of Directors as regards to its role as supervisor body, advising the Board or periodically revising certain financial and strategic aspects of our business. Its activities include (A)  advise the Board of Directors in relation to (i) our business plan, (ii) alterations to our authorized share capital, (iii) strategic initiatives, growth plan and investment initiatives and (iv) any investment or disposal above R$700 thousand (B)annual review of (i) our financial initiatives, including as regards to marketable securities (ii) the financial implications of our financial strategy and(iii) our policy of dividends, and (C) periodical supervision and review of (i)  necessary financing to our investments or activities above R$700 thousand and (ii) our access to the capitals market.

12.9 – Existence of marital relationship, stable union or kinship up to 2nd. degree related to officers of the issuer, subsidiaries and controllers

Mr. Eduardo S. Elsztain (No CFP for being foreigner), Chairman of the Board of Directors of BrasilAgro, is the brother (1st degree of consanguinity) of Mr. Alejandro G. Elsztain (CPF: 232.445.688-58), Effective Member of the Board of Directors.

12.10 – Relations of subordination, services rendering or control between the officers and subsidiaries, controllers and others

The counselor Mr. Eduardo S. Elsztain has direct and indirect equity interest of 29.41% of IFIS Limited which, on its turn, holds 100% of the share capital of IFISA, which holds 37.02% of the share capital of Cresud, shareholder integrating the company’s controlling group and which appointed to the Board of Directors. The counselors Mr. Alejandro G Elsztain and Saul Zang have also been appointed by the controlling group to the Board of Directors. According to the Company’s By Laws, the Board of Directors is entitled to elect and dismiss the Company’s officers.

Annex V

Copy of By Laws with proposed alterations highlighted.

BYLAWS

of

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

[Brazilian Company of Agricultural Properties]

CHAPTER I

CORPORATE NAME, HEADQUARTER, OBJECT AND DURATION PERIOD

Article 1 -        BrasilAgro - Companhia Brasileira de Propriedades Agrícolas [Brazilian Company of Agricultural Properties] is a joint-stock company governed by the present Bylaws and by the applicable laws.

Article 2 – The Company has its main place of business in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1.309, 5º andar [floor], CEP [ZIP] 01452-002.

Sole Paragraph -          The Company may open, close down and change the addresses of its branches, agencies, storehouses, offices and of any other premises in the Country or abroad through resolution of its Directors.

Article 3 – The Company has as its object:

I. the exploitation of agricultural, cattle breeding and forestry activities of any kind and nature and the provision of direct or indirect services related to them;

II. the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or  urban areas;

III- the importation and exportation of products and farm inputs and those related to cattle breeding;

IV- intermediation in operations of real estate nature of any kind;

V- having representation ,as a partner, in  other companies, either simple or corporate, and in commercial enterprises of whatever nature, in Brazil and/ or abroad, directly or indirectly related to the objectives described herein; and

VI- administration of assets of its own or of third parties.

Article 4 – The duration period of the Company is indefinite.

CHAPTER II

SHARE CAPITAL

Article 5 – The Company’s subscribed and paid share capital is R$584,224,000.00 (five hundred eighty four million, two hundred twenty four thousand reais) divided into 58,422,400 (fifty eight million, four hundred and twenty two thousand and four hundred) common shares with no face value.

Article 6 – The Company is hereby authorized to increase its share capital up to the limit of R$ 3.000.000.000,00 (three billion reais).

Paragraph 1st -   Within the limits authorized by this Article, the Company may, through resolution of its Board of Directors, increase its share capital independently of amendments to its bylaws. The Board of Directors will set forth the issuing conditions, including price and payment term.

Paragraph 2nd- Within the limits of the authorized capital, the Board of Directors will establish the issuing of subscription bonus.

Paragraph 3rd- Within the limits of the authorized capital and in accordance with the plans approved by the General Meeting, the Board of Directors can grant option for share purchase or subscription to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company, with no right of preference to the shareholders.

Paragraph 4th – The Company is hereby forbidden to issue founder’s shares.

Article 7 – The share capital will be exclusively comprised of common shares and each common share will grant the right of one vote in the General Meeting resolutions, except for the provisions of Paragraph 3rd of Article 10 of this Bylaws.

Article 8 – All the Company’s shares will be book entry shares and will be kept in a deposit account in a financial institution authorized by the Securities and Exchange Commission (“CVM”), under their owner’s names.

Sole Paragraph –The transference and annotation costs, as well as the costs of the service  related to the book entry shares will be charged directly to the shareholder by the bookkeeping institution, in accordance with what will eventually be defined in the share bookkeeping agreement.

Article 9 – At the Board of Directors’ discretion, the right of preference can be excluded or reduced in the issuing of shares, debentures converted into shares and subscription bonuses, the placement of which is eventually made in the Stock Exchange or through public subscription or yet through shares exchange, in takeover bid, pursuant to the provisions set forth in the law, within the limits of the authorized capital.

Sole Paragraph – The right of preference referred to in the caput cannot be excluded in case the subscription price exercised in such issuances or exchanges is lower than the subscription price exercised  in the initial issuing of the Company’s shares, updated according to the variation of the Consumers Price (Full) – (“IPCA”).

CHAPTER III

GENERAL MEETING

Article 10 – The General Meeting will be ordinarily convened once a year and extraordinarily, whenever convened pursuant to the provisions of Law nº 6.404 of November 15, 1976 and to its subsequent amendments (“Law of the Corporations”) or to these Bylaws.

Paragraph 1st – The General Meeting resolutions will be reached through the supermajority quorum, being the provisions of Article 51, § 1st of these Bylaws complied with.

Paragraph 2nd – The General Meeting that shall eventually decide for the cancellation of a publicly-held company registration, except for the cases set forth in Article 50, (ii) of these Bylaws or the withdrawal of the Company from the New Market (“New Market”) of the Securities and Exchange Commission of São Paulo – BOVESPA- (“BOVESPA”) shall be convened at least thirty (30) days in advance.

Paragraph 3rd – The resolution concerning the amendment or exclusion of Article 45 of these Bylaws will be decided upon by the supermajority quorum, being allowed a single vote per shareholder, independently of his/her interest in the share capital, in accordance with § 1st of Article 110 of the Corporation Law.

Paragraph 4th – The General Meeting can only decide about the subjects in the agenda which are contained in the respective Call for Meeting, exception made for the provisions of Law of Corporations .

Paragraph 5th – In the General Meetings, the shareholders shall hand in, at least 72 (seventy-two) hours prior to the meeting, besides their identity documents, and depending on the situation: (i) a voucher issued by the bookkeeping institution within the previous five (05) days; (ii) the power of attorney with the grantor’s certified signature; and/ or (iii) concerning those shareholders who were involved in the fungible custody of the nominative shares, a statement containing their respective ownership interest issued by the authorized office.

Paragraph 6th – The Meeting minutes shall be: (i) drawn up under the format of a summary of the events that happened therein, containing the summarized indication of the present shareholders’ voting, of the blank votes and abstentions, and (ii) published with the signatures omission.

Article 11 – The General Meeting will be opened and chaired by the Chairman of the Board of Directors or, in his absence, it shall be opened and chaired by another Counselor, Director or shareholder appointed in writing by the Chairman of the Board of Directors. The Chairman of the General Meeting will appoint up to two (02) Secretaries.

Article 12 – The General Meeting, besides those duties established by law, holds the responsibility for:

I.  electing and dismissing the Board of Directors members;

II.  deciding on the yearly global payment of the Board of Directors members and of the Directors, as well as of the Board of Auditors;

III.  granting bonuses in shares and decide upon possible share grouping or splitting;

IV. approving option agreements for the purchase or subscription of shares to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company;

V. deciding, in accordance with the offer made by the administration, on the allocation of the profit accrued at the year-end and the distribution of dividends;

VI. electing the liquidator, as well as the Board of Auditors that shall operate throughout the liquidation period;

VII. decide about the withdrawal from the New Market;

VIII.      decide upon the cancellation of the publicly-held company’s registration before the Securities and Exchange Commission (CVM);

IX.        choosing the specialized company to be responsible for making the assessment report of the Company’s shares, in the event of cancellation of the publicly-held company’s registration or its withdrawal from the New Market, pursuant to the provisions of Chapter VII of these Bylaws, among the companies appointed by the Board of Directors;

X. deciding on the Board of Directors’ offer, in compliance with the provisions of article 23, VII herein, about the amendment or cancellation of the agreements for the provision of consulting services entered into between the Company or its controlled companies, on one side, and the shareholders who, either severally or in Shareholder Groups (as established in article 41) are the holders of shares in amounts which are equal or higher to ten per cent (10%) of the Company’s share capital or of the share capital of the controlled or colligate companies, which are subject to a sole control or are the controlling parties of the aforementioned shareholders, on the other side;

XI approving possible requests for bankruptcy, in or out-of-court recovery.

CHAPTER IV

ADMINISTRATION OFFICES

Section 1- Common Provisions to the Administration Offices

Article 13 – The Company will be managed by the Board of Directors and by the Directors.

Paragraph 1st- The investiture in the positions will be performed through an instrument drawn up in a special book, signed by the invested Administrator, being any guarantee of management exempted, and in accordance with the prior subscription of the Administrators’ Term of Consent to which the Listing Regulations of the New Market refers to.

Paragraph 2nd  - The administrators will remain in their positions until the investiture of their respective replacements, except if it is otherwise decided by the General Meeting or by the Board of Directors, as the case may be.

Article 14- The General Meeting will establish the yearly global payment for allocation to the administrators and the Board of Directors will be in charge of carrying out such allocation of funds individually, subsequently to having analyzed the opinion issued by the Payment Committee, in accordance with the provisions of Article 21 herein.

Article 15 – Any of the administration offices shall validly meet with the majority of its members and decide through the votes of the supermajority quorum, except for the provisions of article 23 herein.

Sole Paragraph – Prior call for the administration offices meetings will be required, pursuant to the provisions of articles 19, § 1st and § 26th, item I, herein. Exemption for the prior call for a meeting can only be made as a condition for its effectiveness, in case all its members are present. The administration office’s members are considered as being effectively present in case they vote through delegation of power made on behalf of another member of the respective office, by advanced written voting and by express vote by fax, electronic mail or by any other communication means.

Section II- Board of Directors

Article 16 –The Board of Directors will be comprised of at least five (05) and the maximum of nine (09) members, out of whom, at least twenty per cent (20%) must be Independent Counselors (as defined in § 7th of this article), all of them, shareholders, elected by the General Meeting, with unified term of office of two (02) years, being reelection allowed.

Paragraph 1st – In the Ordinary General Meeting the shareholders will decide on the actual number of the Board of Directors’ members.

Paragraph 2nd – The members of the Board of Directors must have unblemished reputation, and no member can be elected, except through decision of the General Meeting, in case that member (i) holds a position in companies that can be considered the Company’s competitors; or (ii) has or represents a conflicting interest towards the Company.

Paragraph 3rd – The Board of Directors, with views on the best performance of its functions, can create, in addition to the Payment Committee and the Executive Committee, other committees or work groups with defined goals, always aiming at providing support to the Board of Directors, their being comprised of persons it appoints among the administration members and/ or other persons directly or indirectly bound to the Company.

Paragraph 4th - The Board of Directors members in office will be considered automatically appointed for reelection through joint proposal of the Board of Directors members. In case the multiple voting process has not been requested, the Board of Directors members shall decide through the supermajority of quorum to suggest names of replacing candidates for the seat of any Member in office who refuses the reelection, insofar as such an appointment is made necessary to form a full list of candidates for the Board seats, being Article 17 hereinafter complied with. In case the multiple vote process has been requested, each member of the Board of Directors in office will be considered a candidate to reelection for the Board of Directors and no replacing candidates will be suggested for any of the members-in-office’s seat who refuses the reelection.

Paragraph 5th- In the event the Company receives a written request from the shareholders who wish to require the multiple voting process, pursuant to Article 141, § 1st of the Law of the Corporations, the Company will convey the receipt and the content of such a request: (i) promptly, through electronic mail to the Securities and Exchange Commission (CVM) and to BOVESPA.; and (ii) in up to two (02) days after having received such a request, being computed just the days when there is the release of the newspapers ordinarily used by the Company, through publication of notification to the shareholders.

Paragraph 6th – In case any shareholder wishes to appoint one or more representatives to form the Board of Directors, who are not members of its latest team, such a shareholder shall notify the Company in writing with five (05) days in advance in relation to the General Meeting date, when the Counselors will be elected, informing the candidate’s name, qualification and the full professional résumé. In case the Company receives a notice related to one or more candidates, it will inform the receipt and the content of such a notice: (i) promptly, through electronic mail to the Securities and Exchange Commission (CVM) and to BOVESPA.; and (ii) in up to two (02) days after having received such a request, being computed just the days when there is the release of the newspapers ordinarily used by the Company, through publication of notification to the shareholders.

Paragraph 7th – For the purposes of the present article, an Independent Counselor is the one defined as such in the Listing Regulations of the New Market, and expressly declared as such in the minutes of the General Meeting electing him, being also considered as Independent Counselor the one elected through option foreseen in Article 17 below, in the terms of article 141, §4, § 5 of the Law of Corporations.

Paragraph 8th  - When, due to the observation of the percentage referred to in caput of this Article 16,a fractional number of counselors result, the rounding shall be proceeded pursuant to Novo Mercado Regulations.

Paragraph 9th  - The positions of Chairman of the Board of Directors and President Director or main officer of the Company cannot be accumulated by the same person.

Article 17-       At the time of the election of the Board of Directors, if the multiple voting process had not been requested, pursuant to the law, the General Meeting shall vote using the list of candidates previously registered before the presiding board, which will assure the right to elect a member, in separate voting, to all the shareholders that hold, either individually or in the aggregate, fifteen per cent (15%) or more of the Company’s ordinary shares. The presiding board will not accept the registration of any platform which violates the provisions of this Article.

Article 18 – The Board of Directors will have one (01) Chairman and one (01) Vice-Chairman, who will be elected by the supermajority of quorum, in the Board of Directors meeting that is convened subsequently to the investiture of those members or whenever a resignation or a vacancy occurs in such positions. The Vice-Chairman shall perform the functions of Chairman in the latter’s absence, independently of any formalities. In the hypothesis of the Chairman’s and the Vice-Chairman’s absence, the Chairman’s functions will be performed by another member of the Board of Directors, appointed by the Chairman.

Sole Paragraph – The Chairman of the Board of Directors shall convene and chairman the board meetings and the General Meetings, except, in the case of the General Meetings, in the hypotheses when another member, Director or shareholder is appointed in writing to act as the chairman of the session.

Article 19- The Board of Directors will meet ordinarily six (06) times a year and, extraordinarily, whenever it is called by the Chairman or by the majority of its members. The Board meetings can be made through telephone conference, video conference or through any other communication means that allows the member’s identification and the simultaneous communication with all the other persons attending such a meeting.

Paragraph 1st-  The calls for meetings will be made through written notice to be delivered to each member of the Board of Directors with five (05) weekdays in advance, and which must contain the agenda of the day, the date and the venue of the meeting.

Paragraph 2nd – All the Board of Directors resolutions will be noted down in the minutes drawn up in the respective Board of Directors book and will be signed by all the members who attended it.

Article 20 –Besides all the other duties imposed to the Board of Directors by law or by the Bylaws, it is also responsible for:

I. setting for the general guidelines for the Company’s business;

II. electing and dismissing the Company’s Directors;

III. assigning to each Director his/her specific functions, including appointing the Director of Relations with Investors, being the provisions herein set forth complied with;

IV. deciding about calling a General Meeting, whenever necessary, or in the event of the situation established in Article 132 of the Law of the Corporations.

V. inspecting the Directors’ management, by examining, at any time, the Company’s books and documents and by requiring information about the agreements entered into or which are about to be entered into and any other acts;

VI. choosing and dismissing independent auditors, considering the Board of Auditors’ recommendations;

VII. calling the independent auditors to provide the clarifications deemed necessary on any subject;

VIII. evaluating the Administration Report and the Directors’ accounting and decide about submitting them to the General Meeting;

IX.        approving the yearly and multi-yearly budgets, the strategic plans, the expansion projects and the investment programs, as well as following-up their execution;

X.         putting forward his/her opinion previously about any subject matter to be submitted to the  General Meeting;

XI. authorizing the issuing of the Company’s shares, within the limits allowed by article 6 herein, establishing the issuing conditions, including the price and payment term; he can also exclude the right of preference or reduce the term for his performance in the shares launching, subscription bonuses and convertible debentures, the placement of which is made by sale in the Stock Exchange or by takeover bid, pursuant to the provisions set forth by law, being the paragraph of the sole paragraph of article 9th complied with;

XII. deciding about the acquisition, by the Company, of shares of its own issuing, for maintenance in the treasury and/ or subsequent cancellation or disposal;

XIII. deciding about subscription bonuses issuing, as established in Paragraph 2nd of Article 6 herein;

XIV. granting option for the purchase or subscription of shares to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company, with no right of preference to the shareholders, pursuant to the provisions of the plans approved in the General Meeting, subsequently to taking into consideration the opinion issued by the Payment Committee;

XV.       establishing the value of the corporate interest in the Company Directors’ and employees’ profits, subsequently to taking into consideration the opinion issued by the Payment Committee;

XVI. performing the allocation among the Directors, individually, of the portion of the yearly global payment of administrators established by the General Meeting, subsequently to taking into consideration the opinion issued by the Payment Committee;

XVII. approving, subsequently to taking into consideration the opinion issued by the Payment Committee, any agreement to be entered into between the Company and any Director who requests the payment of values, including the payment of values as compensation, due to: (i) the Director’s voluntary or involuntary dismissal; (ii) changes in the Control (as defined in Article 41 herein); or (iii) any other event;

XVIII. deciding about issuing of common debentures, non-convertible into shares and with no real warranty;

XIX. authorizing the Company to give guaranties to obligations with third parties;

XX. establishing the Executive Board competence to issue any instruments of credit for the collection of resources, whether bonds, notes, commercial papers or others of common use in the market, and also deciding about the conditions of their issuing and redemption; they can also, in cases it defines, demand the prior authorization of the Board of Directors, as a condition for such act’s validity;

XXI.  defining the triple list of the companies specialized in economic evaluation of companies, for making an evaluation report of the Companies shares, in the event of cancellation of the publicly-held company registration or the withdrawal of the New Market, in accordance to the definitions of Article 51 herein;

XXII.     approving the hiring of an institution for providing services of share-booking;

XXIII.    regulating, being the provisions herein complied with, about the order of its work and adopting or establishing regimental regulations for its work;

XXIV.    deciding about the payment or credit of profits on its own capital to the shareholders, pursuant to the provisions of the applicable legislation;

XXV.     approving that the Directors or any of the Company’s subsidiaries perform the disposal or the encumbrance of fixed assets, the purchase of effects for the permanent assets and the takeover of other financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the value of the disposed released or acquired property or the financial commitments exceeds R$ 700.000,00 (seven hundred thousand reais), appraised individually or jointly within the period of one (01) year;

XXVI.    approving that the Executive Board makes loans and undertakes other financing commitments whenever, due to making such loans or undertaking such other financing commitments, the Company’s open-end amount of the principal of all such loans and financings exceeds R$ 700.000,00 (seven hundred thousand reais, whether individually or jointly;

XXVII.   authorizing the making of financial statements and the allocation of dividends or profit on its own capital within periods equal or shorter than six (06) months, because of the accumulated profits or existing profit reserve in the last yearly or half-year balance sheet, in accordance with these Bylaws and with the applicable legislation;

XXVIII.  authorizing the Executive Board to create or close down subsidiaries and the Company’s corporate interest in the capital of other companies, either in the country or abroad, authorizing amendments in the bylaws and corporate reorganizations in the c subsidiaries, requests for their in or out-of-court recovery or for their bankruptcy;

XXIX.    authorizing the Executive Board to grant power of attorney and execution of power of attorneys on behalf of the company;

XXX. putting forward his opinion in favor or against any public offering for acquisition of shares, whose object are shares issued by the Company, by means of previously supported opinion disclosed up to 15 (fifteen) days from the publication of the call of public offering for the acquisition of shares, which shall approach, at least (i) the convenience and opportunity of the public offering for the acquisition of shares as regards to the interest of the whole of shareholders and as regards to the liquidity of marketable securities owned; (ii) the repercussions of the public offering for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offerer in relation to the Company; (iv) other matters that the Board of Directors consider pertinent, as well as the information required by the applicable rules established by CVM.

Paragraph 1st -  The Board of Directors members who are Directors shall abstain from voting the subject matters established in items VIII, XV and XVI of this Article 20.

Paragraph 2nd - The Company shall not grant financings or guarantees to its Counselors or Directors, except if such financings or warranties are available for the employees or to the clients in general of the Company.

Article 21- The Board of Directors will elect, among its members, three (03) Councilors who will form the Payment Committee and who shall be independent regarding the Company and its Directors, and the Directors’ spouses or up-to-third-degree relatives will not be allowed to become Directors. The Payment Committee shall perform consulting functions, in accordance with its internal bylaws and will help the Board of Directors to establish the terms for the payment and for the other benefits and receivable payments on any account from the Company by its Directors and Councilors. The Payment Committee shall:

I. bring before the Board of Directors the proposal of the yearly global payment to be allocated among the Directors and the Counselors;

II. present its opinion about the grant of purchase option or subscription of shares to the Company’s administrators and employees;

III. present its opinion about the Directors’ and employees’ profit sharing;

IV. present its opinion about any agreement to be entered into between the Company and any Director who claims the payment of amounts by virtue of the Director’s voluntary or involuntary dismissal (as defined in Article 41 herein) or any other similar event, including the payment of values as compensation.

Article 22- The Board of Directors will elect, among its members, at least three (03) and the maximum of four (04) Councilors who will form the Executive Committee. The Executive Committee shall perform consulting functions, in accordance with its internal bylaws and will help the Board of Directors in the latter’s functions as a supervising body, issuing opinions about or periodically revising the Company’s special strategic subjects and/ or subjects of financial nature. The Executive Committee shall:

I. issue opinions about:

(a) the Company’s business plans;

(b) the proposals related to the changes in the share capital;

(c) the strategic plans, the expansion projects and the investment programs;

(d) the accomplishment of any capital investment or investment-end, in amount that exceeds R$ 700.000,00 (seven hundred thousand reais).

II. yearly revise:

(a) the Company’s financial plans, including the issuing, re-purchase and redemption of notes of debts, securities and other similar instruments;

(b) the financial implications of the Company’s capitalization plan; and

(c) the Company’s dividends policy.

III. periodically revise and supervise:

(a) the financial requisites demanded for the operations that exceed R$ 700.000,00 (seven hundred thousand reais; and

(b) the Company’s access to the capital market.

Article 23- The board of Directors needs the approval of the qualified majority of two thirds of its members to be able to decide about the subject matters detailed hereinbelow, exception made to those inserted in items VI and VII, for which it is necessary the approval of the qualified majority of three quarters thirds of the Board of Directors members:

I. proposal for the re-purchase, redemption, reimbursement or amortization of shares;

II. proposal for the creation or issuing of subscription bonuses or instruments convertible into shares, issued by the Company;

III. proposal for the incorporation of the Company into another, incorporation of another company by the Company, shares incorporation involving the Company, its merger or split-off;

IV. proposal for the Company’s liquidation, dissolution or extinction or for the stoppage of the Company’s liquidation status;

V. proposal for the Company to have interest in a group of companies;

VI. proposal for change in the Company’s corporate objectives; and

VII. proposal for change or termination of the provision of consulting services agreements entered into between the Company or its controlled companies, on one side, and the shareholders who, either severally or in Shareholder Groups (as established in article 41) are the holders of shares in amounts which are equal or higher to ten per cent (10%) of the Company’s share capital or of the share capital of the controlled or colligate companies, which are subject to a common control or are the controlling parties of the aforementioned shareholders, on the other side; and the actual change or termination of such agreements shall be submitted to the General Meeting’s approval, to be convened by the Board of Directors Chairman, for such a purpose.

Section III - The Executive Board

Article 24 – The Executive Board, whose members are elected and may be dismissible at any time by the Board of Directors, will be comprised from two (02) to six (06) Directors, being one of them the Chairman-Director, another, the Director of Operations and the others having no specific title, all of whom shall have a one-year term of office, being re-election allowed. The Board of Directors shall appoint one of the Company’s Directors for the position of Director of Relations with Investors.

Paragraph 1st-  The Directors’ election will have to take place in up to five (05) weekdays subsequently to the date of the Ordinary General Meeting and the elected Directors’ qualification can coincide with the end of their antecessors’ terms-of-office.

Paragraph 2nd – In the Chairman-Director’s absences, he will be substituted by another Director chosen by the Chairman-Director. In case of vacation of the Chairman-Director position, his acting replacement will be chosen among the other Directors according to resolution of the Directors themselves and he will be invested with the functions of Chairman until the Board of Directors’ first subsequent meeting, which will be immediately convened by Board of Directors President and which will appoint the deputy Chairman-Director for the remaining term-of-office.

Paragraph 3rd- The other Directors will be replaced, in case of their respective absences, by another Director, chosen by the President-Director. In case of vacancy of the Director’s position, the temporary deputy Director will be chosen by the President-Director and will head up the Executive Board until the Board of Directors’ first subsequent meeting, which shall appoint his replacement for the remaining term-of-office.

Paragraph 4th-  The Director of Relations with the Investors will monitor the compliance with the obligations set forth in Article 45 of these Bylaws by the Company’s shareholders and will report the conclusions, reports and procedures to the General Meeting and to the Board of Directors, whenever requested.

Paragraph 5th- The Directors who have no specific title shall assist and help the President-Director and the Director of Operations in the management of the Company’s business and will perform the activities related to the functions they have been invested with by the Board of Directors.

Article 25- The Directors have all the powers to perform all the acts needed for the company’s regular operation and for the attainment of its social object, even if they are particularly special, including to dispose of and encumber effects of the fixed assets, waive rights, compromise and make agreements, being the relevant legal and bylaws provisions complied with. It is responsible for the administration and management of the Company’s business, particularly, for:

I. complying and making others comply with these Bylaws and with the Board of Directors’ and the General Meeting’s resolutions;

II. deciding about the opening, closing down and changes of addresses of all its branches, agencies, storehouses, offices and any other of the Company’s premises in the country or abroad;

III. yearly submitting the Administration Report and the Executive Board’ accounts for the Board of Director’s evaluation, jointly with the independent auditors’ reports, as well as with the proposal for the allocation of the profits verified in the previous year;

IV. preparing and conveying the yearly and multi-years budgets, the strategic plans, the expansion projects and the investment programs;

V. approving the installation and the closing down of subsidiaries and the Company’s interest in the capital of other companies, in the country or abroad, being the Board of Directors’ prior consent complied with.

VI. approving the disposal or the encumbrance of fixed assets, the purchase of effects for the permanent assets and the takeover of other financial commitments associated with projects in which the Company intends to invest, under the condition that the Board of Directors has approved such an undertaking, whenever the value of the disposed encumbered or acquired effects or the financial commitments exceeds R$ 700.000,00 (seven hundred thousand reais), appraised individually or jointly;

VII. making loans and undertaking other financing commitments, under the condition that the Board of Directors has approved such an undertaking, whenever, due to making such loans or undertaking such other financing commitments, the Company’s open-end amount of the principal of all such loans and financings exceeds R$ 700.000,00 (seven hundred thousand reais), whether individually or jointly;

VIII. disposing of all the real property, assigning real rights or granting real rights as a guarantee to a loan;

IX. deciding about any subject matter that does not belong to the General Meeting’s and Board of Directors’ respective private competence;

Article 26- Besides coordinating the Directors’ actions and guide the performance of the activities related to the Company’s general planning, the President-Director is responsible for:

I. convening the Executive Board meetings, in writing, at least five (05) weekdays in advance and to be their chairman;

II. keeping the Board of Directors members informed about the Company’s activities and the proceedings of its operations;

III. proposing to the Board of Directors, without exclusivity of initiative, the allocation of functions to each Director at the time of his election;

IV. performing any other duties assigned to him by the Board of Directors;

V. appointing the other Directors’ deputies in the event of absences; and

VI. appointing the other Directors’ deputies in the event of vacancies; being the provisions of Paragraph 3rd of Article 24, in fine, complied with.

Article 27- The Director of Operations is responsible for:

I. the development and management of the Company’s internal procedures;

II. the implantation and management of the management and supervision systems and of the follow-up of the work performed by the field managers responsible for the properties acquired by the Company; and

III. the management of human resources and the activities related to Company’s staff and the other administrative functions;

Article 28- As a general rule and with the exception of those cases that will be the object of the subsequent paragraphs, the Company will be represented by two (02) members of the Executive Board, or yet, by one (01) member of the Executive Board and one (01) attorney-in-fact, or by two (02) attorneys-in-fact within the limits of their respective terms of office.

Paragraph 1st-  The acts for which the present bylaws requires the Board of Directors’ prior authorization can only be performed if that condition is complied with.

Paragraph 2nd – The Company can be represented for just one (01) Director or one (01) attorney-in-fact in the cases that follow:

(a) when the act to be performed imposes a sole representation, it will be represented by any Director or attorney-in-fact with special powers;

(b) when the purpose is to hire service providers or employees;

(c) when the purpose is to receive or to give acquittance for values owed to the Company, to issue and negotiate, including to endorse and to discount trade notes related to its sales, as well as in those situations of correspondence that does not bring forward duties for the Company and are related to the performance of merely routine administrative acts, including those performed before the public offices, mixed-capital companies, the Federal Revenue Office, the state Treasury Offices, the local Treasury Offices, the Boards of Trade, all the legal public departments, at any level, the National Institute of Social Security (“INSS”), the Government Severance and Indemnity Fund for Employees (“FGTS”) and their respective collection banks and others of identical nature.

Paragraph 3rd- The Board of Directors can authorize the performance of other acts that bind the Company through just one member of the Executive Board or an attorney-in-fact, or yet, to adopt limitation of competence criterions so as to restrict, in certain situations, the Company representation to just one (01) Director or attorney-in-fact.

Paragraph 4th- When constituting an attorney-in-fact, the following rules must be complied with:

(a) all the powers of attorney will be granted by the President-Director or his deputy, jointly with any other Director;

(b) the granting of any power-of-attorney will be conditioned to the Board of Directors’ prior authorization;

(c) instruments of power of attorney will have to specify the extension of the granted powers, as well as the period of time of its validity, except when it is an ad judicia power of attorney, which can have indefinite time;

Paragraph 5th- The Company cannot be represented by attorneys-of-fact either at the time of real property disposal, in the assignment of real rights, nor in the granting of a real right in guarantee for loans;

Paragraph 6th-  The acts performed contrarily to the compliance with this Article’s provisions, will neither be valid, nor will they bind the Company.

CHAPTER V

BOARD OF AUDITORS

Article 29- The Board of Auditors will operate on a permanent basis, with the powers and functions granted to it by law and also including the duties of an Audit Committee, in compliance with the Sarbanes Oxley Act and the rules issued by the U.S. Securities and Exchange Commission.

Sole Paragraph – For the full exercise of its duties, the Board of Auditors shall observe the requirements provided for by applicable laws, the provisions of these Bylaws and the Board of Auditors Internal Regulations.

Article 30- The Board of Auditors will be formed by three (03) to five (05) steady members and by deputy members in equal number, whether shareholders or not, elected and dismissible at any time by the General Meeting. In the assumption of there being a Shareholder or a Controlling Group of Shareholders, as defined in Article 41 herein, the provisions of § 4th of Article 161 of the Law of Corporations will be applied and, in the event of there being Pulverized Control, as defined in Article 41 herein, the Regulations established in paragraphs 1st, 2nd and 3rd of this Article have to be complied with.

Paragraph 1st-  The shareholder or group of shareholders who, whether individually or jointly, is the holder of shares representing ten per cent (10%) or more of the share capital, is entitled to elect, in a separate voting, one (01) member and respective deputy.

Paragraph 2nd- A shareholder or group of shareholders, different from the one that elected a member in accordance with Paragraph 1st of this Article, will have the same rights, being the same election Regulations and conditions complied with, including the minimum representation percentage, of ten per cent (10%).

Paragraph 3rd - All the Company’s shareholders, with exclusion of those who elected the Board of Auditors, pursuant to the provisions of Paragraphs 1st and 2nd of this Article, will be allowed to elect the steady members and deputies who, anyhow, will be equal in number to those elected in accordance with Paragraphs 1st and 2nd of this Article, plus one (01).

Paragraph 4th- The Board of Auditors members will have a unified one-year term-of-office and can be re-elected.

Paragraph 5th- The Board of Auditors members, in its first meeting, will elect their Chairman.

Paragraph 6th- The positions investiture will be made through a deed drawn up in a special book and will be signed by the invested Board of Auditors member and by the prior subscription of the Instrument of Consent of the Board of Auditors Members, which the Listing Regulations of the New Market refers to.

Article 31- The Board of Auditors will meet, in accordance with the law, whenever necessary and it will analyze at least quarterly, the financial statements and information.

Paragraph 1st - Independently of any formalities, the meeting will be considered as having been regularly convened when all the Board of Auditors members are present.

Paragraph 2nd- The Board of Auditors expresses itself through supermajority quorum, when most of its members are present.

Article 32- The Board of Auditors members will be replaced in their absence or impairment, by their respective deputies.

Article 33- In case there occurs a vacancy for the position of Board of Auditors member, the respective deputy will take the former member’s seat; there being no deputy, the General Meeting will be convened to perform that member’s election for the vacant seat.

Article 34- The payment of the Board of Auditors members will be determined by the Ordinary General Meeting that has elected them, being paragraph 3rd of Article 162 of the Law of Corporations, complied with.

CHAPTER VI

ALLOCATION OF PROFITS

 Article 35- The financial year will start on July 1st and finish on June 30th every year.

Sole Paragraph- At the end of each financial year, the Executive Board will prepare the Company’s financial statements, in compliance with the relevant legal principles.

Article 36- Together with the financial year’s statements, the Board of Directors will release an offer to the Ordinary General Meeting about the allocation of the financial year’s net profit, calculated subsequently to the deduction of those interests referred to in Article 190 of the Law of Corporations and in paragraph 2nd of this Article, adjusted for the dividends calculation purposes, pursuant to the provisions of Article 202 of the said law, being the following deduction order complied with:

(a) at least five per cent (5%) for the legal reserve, until it reaches twenty per cent (20%) of the share capital. In the financial year, when the legal reserve balance added to the amounts of the reserve capital exceeds thirty per cent (30%) of the share capital, the allocation of part of the net profit to the legal reserve will not be mandatory;

(b) the portion needed for the payment of a compulsory dividend cannot be lower, in each financial year, than twenty five per cent (25%) of the yearly adjusted net profit, in accordance with the Regulations of Article 202 of the Law of Corporations;

(c) the remaining portion of the adjusted net profit can be allocated to the Reserve for Investment and Expansion, on the grounds or not of the capital budget approved by the General Meeting, pursuant to the provisions of Article 196 of the Law of Corporations. The amounts recorded in this Reserve may be used to back the Company’s acquisition of its shares issued, pursuant to the program of repurchase of shares approved by the Board of Directors.

Paragraph 1st- The balance of the profit reserve, with exception of the profit reserve to be achieved and of the reserve for contingencies, cannot exceed the share capital values. Once this maximum limit is reached, the General Meeting can decide about the application of the excess in the payment, in the increase of the share capital or in the allocation of dividends.

Paragraph 2nd- The General Meeting can grant profit sharing, subsequently to the deduction of the accumulated losses and to the provisions for income tax and social security, to the members of the Board of Directors and of the Executive Board, within the form and the lawful limits.

Article 37- Through a proposal of the Executive Board, approved by the Board of Directors, ad referendum of the Ordinary General Meeting, the Company will be able to pay or to credit interest to its shareholders, on the account of the remuneration of their own respective capital, being the applicable legislation complied with. The possible amounts thus paid will be computed to the value of the compulsory dividends established herein.

Paragraph 1st-  In case of crediting of interest to shareholders throughout the financial year, the shareholders will be compensated with the dividends they are entitled to have, being assured to them the payment of a possible remaining balance. In the assumption that the dividends amount is lower than the amount credited to them, the Company cannot charge the exceeding balance from the shareholders.

Paragraph 2nd- The actual payment of interests on the capital, in the event of there having been crediting along the financial year, will be made through resolution of the Board of Directors, throughout the financial year or in the next financial year, but never after the date of the dividends payment dates.

Article 38- The Company will be allowed to prepare half-year balance sheets, or even in shorter periods of time and, through the Board of Directors’ resolution, establish:

(a) the payment of dividends or profits over the capital due to the profit verified in a half-year balance sheet, computed to the value of the compulsory dividends, in case there are some;

(b) the dividends allocation in periods of time shorter than six (06) months, or interest over the capital, computed to the value of the compulsory dividends, in case there are some, provided that the dividend total paid in each half-year of the financial year does not exceed the amount of the reserve of capital; and

(c) the payment of intermediary dividend or of interest over the capital due to the accumulated profit or to the reserve of the existing profits verified in the last or half-year balance sheet, computed to the value of the compulsory dividends, in case there are some.

Article 39- The General Meeting can decide on the capitalization of the reserves of profit or of capital, including those detailed in intermediary balance sheets, being the applicable legislation complied with.

Article 40- The dividends that have not been received or claimed will become time-barred within three (03) years counted as of the date when they were made available to shareholders and will reverse in favor of the Company.

CHAPTER VII

DISPOSAL OF EQUITY INTEREST,

CANCELLATION OF REGISTRATION AS PUBLICLY-HELD COMPANY AND

WITHDRAWAL FROM THE NEW MARKET

Article 41 – For the purposes hereof, the capitalized terms below shall have the following meanings:

“Purchasing Shareholder” means any person, including without limitation any individual or legal entity, investment fund, co-ownership, securities portfolio, worldwide rights, or any other form of organization, residing, domiciled or having its head offices in Brazil or abroad, or Group of Shareholders, which purchases shares of the Company.

“Current Controlling Shareholders” means the Group of Shareholders exercising the Company Control on the date of publication of the announcement of start of the public distribution of shares, subject matter of the application filed with the Securities and Exchange Commission (CVM) on October 26, 2005 under number. RJ/2005 – 07556 (“Announcement of Start”), related to the first public offer of shares made by the Company, its controlling shareholders, controlled companies and those under its common control.

“Control” (as well as its correlated terms, “Controlling Party”, “Controlled Party”, “under common Control” or “Control Power”) means the power actually exercised in order to actually and legally guide the corporate activities and operations of the Company bodies, whether directly or indirectly.

“Group of Shareholders” means a group of two or more persons which are (i) bound to contracts or agreements of any nature, including all oral or written shareholders’ agreements, either directly or by means of Controlled, Controlling or under common Control companies; or (ii) among whom there is a Control relation, whether directly or indirectly; or (iii) who are under common Control;

Article 42 -The disposal of the Company Control, whether directly or indirectly, either in one single operation or through several successive operations, shall be made under the suspension or resolution condition that the Control purchaser commits to make the public offer to purchase the shares (“OPA”) of the other shareholders, in compliance with the conditions and terms set forth in the laws in force and the Listing Regulations of the New Market, in order to provide them with equal treatment to that of the Control seller.

Paragraph 1st – In case the Control purchase also imposes on the Control purchaser the obligation to make an OPA, as required by Article 45 hereof, the OPA purchase price shall be the highest price among the set forth prices, pursuant to the provisions of Article 42 and Article 45, Paragraph 2nd , hereof.

Paragraph 2nd- The selling Controlling shareholder(s) or the selling Group of Shareholders may not transfer the ownership of their shares, nor may the Company register any transfer of shares, before the Purchasing Shareholder subscribes the Controlling Party’s Instrument of Consent referred to in the Listing Regulations of the New Market.

Paragraph 3rd-    The Company shall not register any transfer of shares to shareholder(s) that may eventually hold the Control Power before such shareholder(s) subscribes/subscribe the Controlling Parties’ Instrument of Consent.

Paragraph 4th. – No shareholders’ agreement regarding the exercise of the Control may be registered at the Company’s headquarter without its signatories having undersigned the Terms of Acceptance referred to in Paragraph 2nd. Of this Article.

Article 43 - The public offer referred to in the preceding Article shall further be made:

I.                in the cases of encumbered assignment of subscription rights of shares and other bonds or rights related to securities convertible into shares which may result in the disposal of the Company Control; and

II.               in the case of disposal of the Control of the company which holds the Company Control, the selling Controlling Party will be responsible for informing BOVESPA about the amount to be attributed to the Company in such disposal and for attaching the documents evidencing this all.

Article 44 -Whoever already holds Company shares and eventually purchases the Control Power by virtue of a private instrument of share purchase agreement entered into with the Controlling shareholder(s) or Controlling Group of Shareholders, involving any amount of shares, shall be bound to:

I.     make the public offer referred to in Article 42 hereof;

II.    refund the shareholders from whom they have purchased shares in the stock exchange in the (6) six-month period preceding the date of the Company Control disposal, and shall pay to them any differences of the price paid to such Controlling shareholder(s) or to the Controlling Group of Shareholders, and also the amount paid in the stock exchange for shares of the Company in this same period, duly adjusted according to the positive variation of the Broad Consumer Price Index - IPCA (“IPCA”) up to the actual payment;

III.   take all reasonable actions to achieve the minimum percentage of twenty-five percent (25%) of the total outstanding shares of the Company within the six (6) month period following the purchase of Control.

Article 45 -      Any Purchasing Shareholder that purchases or becomes the holder of shares issued by the Company in an amount equal to or above twenty percent (20%) of the total shares issued by the Company shall, within sixty (60) days counted from the purchase date or event resulting in the holding of shares in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, make an OPA of all shares issued by the Company in compliance with the provisions of the CVM applicable regulations, in particular CVM Instruction No. 361, of March 5, 2002 and subsequent amendments, BOVESPA regulations and the terms of this Article, and in the case of an OPA subject to registration, the (60) sixty-day term referred to above shall be deemed complied with if such registration is requested within such period.

Paragraph 1st- The OPA shall be (i) indistinctly intended to all Company shareholders, (ii) made in an auction to be held at BOVESPA, (iii) made at a price fixed according to the provisions of the Second Paragraph hereof, and (iv) paid in cash in the national legal currency against the purchase in the OPA of shares issued by the Company.

Paragraph 2nd - The purchase price in the OPA for each share issued by the Company may not be less than the higher of (i) the economic value assessed in an assessment report; (ii) one hundred and fifty percent (150%) of the issue price of the shares in the latest capital increase made upon public distribution held in the period of twenty-four (24) months preceding the date on which the OPA becomes mandatory hereunder, duly updated according to the IPCA up to the actual payment; and (iii) one hundred and fifty percent (150%) of the weighted average unit rating of the shares issued by the Company within the period of ninety (90) days of negotiations preceding the OPA in the stock exchange in which there is the greatest amount of negotiations related to the shares issued by the Company.

Paragraph 3rd- The OPA referred to in the caption hereof shall not exclude the possibility of another Company shareholder or, as the case may be, the Company itself, devise a competing OPA, pursuant to the provisions of the applicable regulations.

Paragraph 4th- The Purchasing Shareholder commits to comply with all the CVM possible requests and requirements, which were made on the grounds of the applicable Law related to the OPA within the maximum terms set forth in the applicable laws.

Paragraph 5th- In the assumption that the Purchasing Shareholder fails to comply with the obligations set forth in this Article, including as regards the maximum terms to make an OPA, the Company’s Board of Directors will convene an Special General Meeting, in which the Purchasing Shareholder will not be allowed to vote, to decide about the stay of the performance of the Purchasing Shareholder’s if he has not complied with any of the obligations set forth in this Article, pursuant to the provisions of Article 120 of the Law of Corporations, without hindering such Purchasing Shareholder’s liability for losses and damages caused to the other shareholders by virtue of his noncompliance with the obligations set forth in this Article.

Paragraph 6th- Any Purchasing Shareholder that purchases or becomes the holder of other rights, including usufruct or trust, related to the shares issued by the Company in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, shall be bound to, within sixty (60) days counted from the date of such purchase or event resulting in the holding of such rights related to the shares in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, make an OPA in the terms set forth herein, and in the case of an OPA subject to registration, the term of 60 (sixty) days referred to above shall be deemed complied with if within such period such registration is requested.

Paragraph 7th- The obligations contained in Article 254-A of the Law of Corporations and Articles 42, 43 and 44 of these Bylaws do not release the Purchasing Shareholder from complying with the obligations contained herein, except as regards Articles 52 and 53 of these Bylaws.

Paragraph 8th- The provisions hereof do not apply in the case of one person becoming the holder of shares issued by the Company in an amount above twenty percent (20%) of the total shares issued thereby by virtue of (i) legal succession under the condition that the shareholder disposes of the exceeding shares in up to sixty (60) days counted from the relevant event; ii) organization of another company by the Company, (iii) incorporation of shares of another company by the Company, or (iv) subscription of Company shares made in one single primary issue approved by the General Meeting of shareholders of the Company, convened by its Board of Directors, and such proposal for the capital increase has fixed the price to issue the shares based on the economic value obtained from an economic and financial assessment report of the Company made by a specialized firm with renowned and evidenced expertise in evaluating publicly-held companies.

Paragraph 9th- For the purposes of calculating such twenty percent (20%) of the total shares issued by the Company described in the caption hereof, involuntary increases in the equity interest resulting of treasury share canceling or decrease of the Company’s share capital, with the cancellation of shares, shall not be computed.

Paragraph 10th - In case the CVM regulations regarding the OPA set forth herein establishes the adoption of a calculation criteria in order to fix the purchase price of each share of the Company in the OPA resulting in a purchase price above that set forth in the provisions of the Second Paragraph hereof, that price for acquisition calculated in the terms of the CVM regulation shall prevail in the OPA set forth herein.

Paragraph 11th- Any amendments limiting the shareholders’ right to make an OPA set forth herein, or this Article exclusion, shall compel the shareholder(s), who has/ have voted in favor of such amendment or exclusion in the resolution in a General Meeting, to make the OPA set forth herein.

Article 46 -In the public offer to purchase shares to be made by the Controlling shareholder(s), by the Controlling Group of Shareholders or by the Company, in order to cancel the Company’s registration as a publicly-held company, the minimum price to be offered shall correspond to the economic value verified in an assessment report, as established in Article 51 of these Bylaws.

Article 47 -In case the shareholders attending a Special Meeting decide for the Company’s withdrawal from the New Market, the Controlling shareholder(s) or the Company’s Controlling Group of Shareholders shall make the public offer for purchasing the shares of the other shareholders either (i) due to the withdrawal for the negotiating such shares out of the New Market, or (ii) by virtue of a corporate reorganization in which the Company shares resulting from such reorganization are not accepted for listing in the New Market, in compliance with the applicable legal and regulatory standards. The minimum price to be offered shall correspond to the economic value informed in the assessment report referred to in Article 50 of these Bylaws.

Article 48 - In the assumption that there is Pulverized Control:

I. whenever the cancellation of the Company’s registration as a publicly-held company is approved in a General Meeting, the public offer to purchase shares shall be made by the Company itself, and in this case the Company may only purchase shares held by shareholders that have voted in favor of the registration cancellation in the General Meeting, subsequently to its having purchased the shares of the other shareholders that have not voted in favor of such resolution and which have accepted such public offer;

II. whenever the withdrawal by the Company from the New Market is approved in a General Meeting, either by means of registration for the negotiation of the shares out of the New Market, or corporate reorganization, as set forth in Article 47 (ii) of these Bylaws, the purchase public offer of shares shall be made by the shareholders that have voted in favor of the corresponding resolution in a General Meeting.

Paragraph 1st. – In the assumption of item II of this Article 48, said General Meeting shall define the people responsible for the OPA achievement, which attending the Meeting, shall assume the obligation of conducting the OPA.

Paragraph 2nd. –In the absence of definition of the people responsible for the OPA achievement, as set forth in paragraph 1st. of this Article 48, in the event of corporate restructuring mentioned in item II of this Article 48, the shareholders voting in favor for the corporate restructuring will be entitled to conduct the OPA.

Article 49 – The withdrawal of the Company from the New Market due to noncompliance with the obligations included in the New Market Regulations is subject to the achievement of OPA, at least, by the economic value of the shares, to be assessed in appraisal report treated in Article 50 below, subject to the applicable legal rules.

Paragraph 1st- The shareholder(s) Controller(s) or Group of Controlling Shareholder(s) shall achieve the OPA set forth in the caput of this Article.

Paragraph 2nd- In the assumption of having no Controlling shareholder(s) or Group of Controlling Shareholder(s) and the withdrawal  from the New Market referred to in caput of this Article arises from resolution of the General Meeting, the shareholders who voted on favor of the resolution implying in the related noncompliance shall achieve the OPA set forth in the caput.

Paragraph 3rd. – In the assumption of having no Controlling shareholder(s) or Group of Controlling Shareholder(s) and the withdrawal  from the New Market referred to in caput occurs due to act or fact of management, the Board of Directors shall call General Meeting whose agenda will be the resolution on how to cure the noncompliance with the obligations of the New Market Regulations or, as the case may be, resolve on the exit of the Company from the New Market.

Paragraph 4th. – In the event of the General Meeting mentioned in paragraph 3rd. above resolves on the withdrawal  of the Company from the New Market, said General Meeting shall define the people responsible for the achievement of the OPA set forth in the caput of this Article, which, attending the mentioned General Meeting, shall expressly assume the obligation of achieving the OPA.

Article 50 – The assessment report referred to in Articles 46 and 47 of these Bylaws shall be prepared by a specialized firm with evidenced expertise and independent, as regards the power of decision of the Company, of its managers and of its Controlling Parties, and such report shall further comply with the requirements contained in Paragraph 1st, Article 8 of the Law of Corporations, and shall contain the liability set forth in the Paragraph 6th of the same Article 8th.

Paragraph 1st-  The selection of the specialized firm in charge of determining the economic value of the Company is the responsibility of the General Meeting, upon submission by the Board of Directors, of a triple list, and such resolution, not counting the blank votes, should be taken by majority of votes of the shareholders representing the outstanding shares, present in such meeting, which, if held in a first call, must be attended by the shareholders representing at least twenty percent (20%) of the total outstanding shares; or (ii) if held in a second call must be attended by any number of shareholders representing the outstanding shares.

Paragraph 2nd- The costs incurred in the preparation of the required assessment report shall be fully borne by those responsible for making the purchase public offer of shares, as the case may be.

Article 51 – Only one OPA may be made, aiming at more than one of the purposes set forth in this Chapter VII, in the Listing Regulations in the New Market or in the regulation issued by CVM, provided it is possible to conform the procedures of all OPA classes and without losses to the recipients of the offer, and that CVM consent is obtained, whenever required by the applicable law.

Article 52 – The Company and the shareholders responsible for making the OPA set forth in this Chapter VII, in the Listing Regulations of the New Market or in the regulations issued by CVM can ensure its making through any of the shareholders, third parties and, as the case may be, through the Company. The Company or the shareholder, as the case may be, is not released from the obligation of making the OPA until it is completed in compliance with the applicable regulations.

Article 53 – In the case any of the OPAs referred to in this Chapter VII are presented, all shares possibly resulting from the practice of subscription bonuses issued by the Company shall be included as object, in compliance with the provisions of Article 12 of CVM Instruction number 361/02, and the Company shall ensure to all holders of subscription bonuses the right to subscribe and receive the shares, object of the subscription bonuses, in up to ten (10) business days following notice thereof.

CHAPTER VIII

ARBITRATION

Article 54 -The Company, its shareholders, Managers and members of the Board of Auditors commit to settle, through arbitration, any and all disputes that may arise among them related to or arising from, in particular, the application, validity, efficiency, interpretation, violation and its effects, the provisions contained in the Corporations Law, the Company’s Bylaws, standards issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as the other standards applicable to the capital market operation as a whole, besides those contained in the Listing Regulations of the New Market, the Agreement of Participation in the New Market and the Arbitration Regulations and Market Arbitration Panel.

Paragraph 1st – The arbitration court shall be composed of three (3) arbitrators, nominated under the terms of the Arbitration Regulations of the Market Arbitration Panel.

Paragraph 2nd – The place of the arbitration will be the City and State of São Paulo, Brazil. The language of the arbitration will be Portuguese and the arbitration shall be handled and judged according to the Brazilian laws.

Paragraph 3rd – Without prejudice of the effectiveness of this arbitration clause, the urgency measures requested by the Parties, before the creation of the arbitration court shall be sent to the Judiciary Branch, as provided for by item 51.3 of the Arbitration Regulations of the Market Arbitration Panel. Once created the arbitration court, all the provisional remedies or urgency measures shall be directly pleaded before this arbitration court, which has powers to uphold, revoke or change the urgency measures previously requested with the Judiciary Branch, where applicable.

CHAPTER IX

LIQUIDATION OF THE COMPANY

Article 55 - The Company shall be liquidated in the cases set forth in the Law, and the General Meeting shall elect the liquidator or liquidators and further, the Audit Committee that shall operate in this period, all in compliance with all legal formalities.

CHAPTER X

CLOSING AND TEMPORARY PROVISIONS

Article 56 – With the Company’s admission to the special listing segment named New Market of BM&FBOVESPA, the Company, its shareholders, Officers and members of the Fiscal Board, when installed, are subject to the provisions of the Listing Regulations of the New Market of BM&FBOVESPA (“ New Market Regulations”)

Article 57 – The provisions of the New Market Regulations shall prevail on the statutory provisions, in the events of prejudice to the rights of the OPA addressees set forth in these By laws.

Article 58 -The cases not stated herein shall be settled by the General Meeting and regulated pursuant to the provisions set forth in the Law of Corporations.

Article 59 - The Company is forbidden to grant any financings or guaranties of any nature to third parties under any modalities for businesses not related to the corporate interests thereto.

Article 60 -      The Special General Meeting, in which these Bylaws are approved, shall decide on the actual number of members of the Board of Directors and elect the other members required to form such body.

Article 61 –The provisions of Article 45 of these Bylaws do not apply to the Current Controlling Shareholders and their successors and shall apply exclusively to the investors that purchase shares and become shareholders of the Company after the effective date of their entry and listing of the Company in the New Market.

Sole Paragraph. For the avoidance of doubts, the rights set forth in the caput  of this Article 60 shall not be assigned in any case to third parties which purchase shares issued by the Company and held by the Current Controlling Shareholders or their successors.

Report detailing the origin and justification for the proposed alterations and analyzing its legal and economic effects.

Proposed Version (copy marked in relation to the version in force)	Justifications

Article 36 – Together with the financial statements for the year, the Board of Directors shall present to the Annual General Meeting proposal on the allocation of net income for the year, calculated after the deduction of participations referred to in Article 190 of the Corporate Law and in Paragraph 2 of this Article, adjusted for dividends calculation purposes, pursuant to Article 202 of the same law, subject to the following deduction order.

(c) the remaining portion of the adjusted net income may be allocated to the Reserve for Investment and Expansion, on the grounds or not of capital budget approved by the General Meeting, as set forth in Article 196 of the Corporate Law. The amounts recorded in this Reserve may be used to back the Company’s acquisition of its shares, pursuant to the program of repurchase of shares approved by the Board of Directors.

Alteration of article 36, “caput”, letter c, of the By Laws, to permit that, subject to the terms of Law 6.404/76, and CVM Instruction 10/80, the allocation of profits to the Reserve for Investment and Expansion may be carried out on the grounds or not of capital budget and that the amounts recorded in this Reserve may be used to back the Company’s acquisition of its shares, pursuant to the program of repurchase of shares approved by the Board of Directors.

We clarify that there are no economic effects arising from the proposal for alteration of article 36 “caput”, letter “c” of the Company’s By Laws herein presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: October 21, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer